As filed with the Securities and Exchange Commission on April 15, 1999

                                                     Registration No. 333-72245
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------


                                 Amendment No. 2
                                       to

                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                               -------------------

                                    Form S-4

                         GOLDEN NORTHWEST ALUMINUM, INC.
             (Exact name of registrant as specified in its charter)


          Oregon                        3334                   93-1249606
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               -------------------

                                    Form S-4

                           NORTHWEST ALUMINUM COMPANY
             (Exact name of registrant as specified in its charter)

          Oregon                        3334                   93-0905834
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                               -------------------

                                    Form S-4

                      NORTHWEST ALUMINUM SPECIALTIES, INC.
             (Exact name of registrant as specified in its charter)

          Oregon                        3334                   93-1019176
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                               -------------------

                                    Form S-4

                      NORTHWEST ALUMINUM TECHNOLOGIES, LLC
             (Exact name of registrant as specified in its charter)

        Washington                      3334                   93-1196863
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                               -------------------

                                    Form S-4

                           GOLDENDALE HOLDING COMPANY
             (Exact name of registrant as specified in its charter)
                               -------------------

         Delaware                       3334                   91-1785763
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                               -------------------

                                    Form S-4

                           GOLDENDALE ALUMINUM COMPANY
             (Exact name of registrant as specified in its charter)

         Delaware                       3334                   91-1380241
(State or other jurisdiction      (Primary Standard         (I.R.S. Employer
      of incorporation        Industrial Classification    Identification No.)
      or organization)              Code Number)

                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               -------------------

                                 BRETT E. WILCOX
                                    President
                         Golden Northwest Aluminum, Inc.
                           Northwest Aluminum Company
                      Northwest Aluminum Specialties, Inc.
                      Northwest Aluminum Technologies, LLC
                           Goldendale Holding Company
                           Goldendale Aluminum Company
                             3313 West Second Street
                            The Dalles, Oregon 97058
                                 (541) 296-6161

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                                ROBERT J. MOORMAN
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, Oregon 97204
                                 (503) 224-3380
                               -------------------

     Approximate date of commencement of proposed sale to the public: As promptly as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                              -------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such a date as the Commission, acting pursuant to said
Section 8(a), may determine.

===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED APRIL 15, 1999


PROSPECTUS

                         GOLDEN NORTHWEST ALUMINUM, INC.

                               Exchange Offer for
                                  $150,000,000
                        12% First Mortgage Notes due 2006

                                  Guaranteed by
     Northwest Aluminum Company                     Goldendale Holding Company
Northwest Aluminum Specialties, Inc.               Goldendale Aluminum Company
                      Northwest Aluminum Technologies, LLC

                          Key Terms of Exchange Offer

o    Expires 5:00 p.m., New York City  o    Tenders of outstanding notes may be
     time, _________, 1999, unless          withdrawn any time before the
     extended                               expiration of the exchange offer

o    Not subject to any conditions     o    The exchange of notes will not
     other than the exchange offer          be a taxable exchange for United
     does not violate law or any            States federal income tax purposes
     interpretation of the staff
     of the Securities and Exchange    o    The terms of the notes to be issued
     Commission                             are identical to the outstanding
                                            notes, except for certain transfer
o    All outstanding notes that are         restrictions and registration rights
     validly tendered and not validly       of the outstanding notes
     withdrawn will be exchanged

This investment involves risks. See the Risk Factors section beginning on page
13.

Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          _____________________, 1999

                                TABLE OF CONTENTS



Prospectus Summary .......................................................   3

Risk Factors .............................................................  13

The Exchange Offer .......................................................  27

Description of Notes .....................................................  37

Selected Consolidated Financial Data .....................................  88

Management's Discussion and Analysis of Financial Condition
     and Results of Operations ...........................................  90

Business ................................................................. 104

Management ............................................................... 120

Executive Compensation ................................................... 123

Certain Transactions ..................................................... 125

Description of Other Indebtedness and Goldendale Preferred Stock ......... 127

Description of Capital Stock ............................................. 130

Material United States Federal Income Tax Consequences ................... 131

Plan of Distribution ..................................................... 137

Legal Matters ............................................................ 137

Experts .................................................................. 137

Change of Accountants .................................................... 138

Additional Information ................................................... 139

Index to Financial Statements ............................................ F-1

Appendices................................................................ A-1

     We have also included a table of contents in the "Description of Notes" section because of that section's length. That table of contents can be found on page 37.

-------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary contains basic information about this exchange offer. It may not contain all the information that is important to you. For a more complete understanding of the exchange offer, we encourage you to read this entire document.

                               The Exchange Offer

     On December 21, 1998, we completed a private offering of 12% First Mortgage Notes due 2006. The notes were sold for a total purchase price of $150,000,000. The notes are

     o secured by a first priority security interest in substantially all of our and our subsidiaries' real property, plant, equipment and other assets and a pledge of all of the capital stock of our subsidiaries, and

     o guaranteed by our subsidiaries Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., Northwest Aluminum Technologies, LLC, Goldendale Holding Company and Goldendale Aluminum Company.


     We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus and to complete the exchange offer by May 20, 1999. This exchange offer entitles you to exchange your notes for notes with identical terms that are registered with the Securities and Exchange Commission. If the exchange offer is not completed by May 20, 1999, the interest rate on the notes will be increased to 12.25% per year. You should read the discussion under the heading "The Exchange Offer" beginning on page 27 and "Description of Notes" beginning on page for further information about the registered notes.

     We believe the notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, subject to certain conditions. You should read the discussion under the heading "The Exchange Offer" beginning on page 27 for further information regarding the exchange offer and resale of notes.


Registration Rights Agreement      You are entitled to exchange your notes for
                                   registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights for your notes.

The Exchange Offer                 We are offering to exchange $1,000 principal
                                   amount of 12% First Mortgage Notes due 2006 of Golden Northwest Aluminum, Inc. that have been registered under the Securities Act of 1933 for each $1,000 principal amount of its outstanding 12% First Mortgage Notes due 2006 which were issued in December 1998 in a private offering. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged for registered notes.

                                   There are $150 million principal amount of notes outstanding.

                                   We will issue registered notes promptly after the expiration of the exchange offer.

Resales We believe the notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 provided that

                                   o the notes received in the exchange offer are acquired in the ordinary course of your business

                                   o you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the notes issued to you in the exchange offer, and

                                   o    you are not an affiliate of ours.

                                   Each broker-dealer issued notes in the
                                   exchange offer for its own account in
                                   exchange for notes acquired by the
                                   broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the notes issued to it in the exchange offer.

Expiration Date                    The exchange offer will expire at 5:00 p.m.,
                                   New York City time, _____________, 1999,
                                   unless we decide to extend the expiration date. If we extend the exchange offer, the longest we could keep the offer open would be until _______, 1999, which is 90 days after the exchange offer is first made.

Conditions to the
     Exchange Offer                The exchange offer is not subject to any
                                   condition other than the exchange offer does not violate law or any interpretation of the staff of the Securities and Exchange
                                   Commission.

Procedures for Tendering
     Outstanding Notes
     Held in the Form of
     Book-Entry Interests          The outstanding notes were issued as global
                                   securities in bearer form without interest coupons. The outstanding notes were deposited with U.S. Trust Company, National Association when they were issued. U.S. Trust Company issued a certificateless depositary interest in each note, which represents a 100% interest in the note, to The Depository Trust
                                   Company. Beneficial interests in the notes, which are held by participants in DTC through the without certificates or interests that are represented only on records and not by certificates, which we will refer to as notes held in book-entry form, are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC and its participants.

                                   If you are a holder of a note held in the form of a book-entry interest and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to U.S. Trust Company, as exchange agent, before the expiration date of the exchange offer:

                                        either

                                   o a properly completed and executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address on the cover page of the letter of transmittal;

                                        or

                                   o a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

                                        and, either


                                   o    a timely confirmation of book-entry
                                        transfer of your outstanding notes into
                                        the exchange agent's account at DTC,
                                        according to the procedure for
                                        book-entry transfers described in this
                                        prospectus under the heading "The
                                        Exchange Offer -- Book-Entry Transfer"
                                        beginning on page 32, must be received
                                        by the exchange agent on or prior to the expiration date;


                                        or

                                   o    the documents necessary for compliance
                                        with the guaranteed delivery procedures
                                        described below.

Procedures for Tendering
     Certificated Notes            If you are a holder of a beneficial interest
                                   in the outstanding notes, you are entitled to receive, in exchange for your beneficial interest, certificated notes which are in equal principal amounts to your beneficial interest. As of this date, however, no certificated notes were issued and outstanding. If you acquire certificated notes before the expiration date of the exchange offer, you must tender your registered notes under the procedures described in this prospectus under the heading "The Exchange Offer-- Procedures for
                                   Tendering Notes" beginning on page 29.


Special Procedures for
     Beneficial Owners             If you are the owner of a beneficial interest
                                   and your name does not appear on a security position listing of DTC as the holder of that interest or if you are a beneficial owner of certificated notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender that interest or certificated notes in the exchange offer, you should contact the person in whose name your interest or certificated notes are registered promptly and instruct such person to tender on your behalf.


Guaranteed Delivery
     Procedures                    If you wish to tender your notes and time
                                   will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for registered notes cannot be delivered on time, you may tender your notes according to the procedures described in this prospectus under the heading "The Exchange Offer-- Guaranteed
                                   Delivery Procedures" beginning on page 33.


Withdrawal Rights                  You may withdraw the tender of your notes
                                   at any time before 5:00 p.m. New York City time on ___________, 1999.

U.S. Federal Income Tax
     Consequences                  The exchange of notes will not be a taxable
                                   exchange for U.S. federal income tax
                                   purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.

Exchange Agent                     U.S. Trust Company, National Association is
                                   serving as exchange agent for the exchange offer.

                   Summary of the Terms of the Exchange Notes

     The form and terms of the notes to be issued in the exchange offer are the same as the form and terms of outstanding notes except that the notes to be issued in the exchange offer will be registered under the Securities Act of 1933 and, accordingly, will not bear legends restricting their transfer. The notes issued in the exchange offer will evidence the same debt as the outstanding notes, and both the outstanding notes and the notes to be issued are governed by the same indenture.

Total Amount                       $150,000,000 total principal amount of 12%
                                   First Mortgage Notes due 2006 of Golden
                                   Northwest Aluminum, Inc.

Maturity                           December 15, 2006.

Interest Annual rate - 12% Payment frequency - every six months on June 15 and December 15 First payment - June 15, 1999.

Optional Redemption                On or after December 15, 2002 we may redeem
                                   some or all of the notes at any time at the redemption prices listed in the section
                                   "Description of Notes" under the heading
                                   "Optional Redemption."

Assets Pledged to Secure Notes     To secure these notes, we

                                   (1)  granted a first priority security
                                        interest in substantially all of our
                                        subsidiaries' real property, plant and
                                        equipment and some other assets,
                                        excluding, among other things, the
                                        tolling agreements with Hydro and
                                        Glencore and our subsidiaries'
                                        inventory, accounts receivable and other rights to payment and related intangibles and

                                   (2)  pledged all of the stock we own in our
                                        direct and indirect subsidiaries.


                                   We granted the same security to Hydro under our note purchase agreement with Hydro. The interest in assets and stock securing the notes is senior to the interest in assets and stock securing the Hydro notes. See "Description of Notes -- Security" beginning on page 40.


Subsidiary Guarantors              Each of our direct or indirect wholly owned
                                   subsidiaries has jointly and severally
                                   guaranteed the notes. The guarantees are full and unconditional. If we cannot make payments on the notes when they are due, the guarantor subsidiaries must make them.

Ranking These notes and the subsidiary guarantees are referred to as senior debts because they are not, by their terms, ranked behind any of our other indebtedness in right of payment. In other words, they are not subordinated to any of our other indebtedness. They rank ahead of all our current and future indebtedness and the current and future indebtedness of our subsidiaries if the indebtedness is expressly subordinated to the notes.

                                   These notes and the subsidiary guarantees:

                                   o    rank equally with other senior debt

                                   o    rank ahead of all of the subordinated
                                        debt with Hydro and

                                   o rank below indebtedness to the extent of any collateral securing it.

Mandatory Sinking Fund
or Redemption                      Generally, we are not required to redeem the
                                   notes or make payments from a fund whose assets and their earnings are earmarked to repay the notes.

Change of Control                  If our ownership structure materially
                                   changes, we must offer to buy any or all the notes you wish to sell. We must pay you 101% of the total principal amount of the notes, plus accrued and unpaid interest, on the date we buy the notes.

Basic Covenants of the Indenture   We will issue the exchange notes under our
                                   indenture with U.S. Trust Company, National
                                   Association. Among other things, the
                                   indenture restricts our ability and the
                                   ability of our subsidiaries to:

                                   o    make some payments and investments

                                   o    become liable for additional
                                        indebtedness

                                   o    create liens

                                   o    agree to payment restrictions
                                        affecting subsidiaries

                                   o    engage in mergers and asset sales

                                   o    conduct our business

                                   o    engage in transactions with our
                                        affiliates and some subsidiaries and

                                   o    make issuances and sales of capital
                                        stock of our wholly owned subsidiaries.

                                   For more information, see "Description of Notes --Material Covenants" beginning on page 45.


Where You Can Reach Us

     Our mailing address is 3313 West Second Street, The Dalles, Oregon 97058. Our telephone number is (541) 296-6161.

                             The New Credit Facility

     In addition to offering the notes, our subsidiaries repaid and terminated their prior credit facility with BankBoston, N.A. and entered into a new credit agreement with BankBoston and others. Under the new agreement, our subsidiaries may borrow up to $75 million on a revolving basis. The obligations under the new credit agreement are secured by inventory, accounts receivable and other rights to payment and related intangibles of the subsidiaries. For more information about this revolving credit facility, see"Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" on page 96 and "Description of Other Indebtedness and Goldendale Preferred Stock" on page 127.

                                  Risk Factors

     You should carefully consider the information under the caption "Risk Factors" beginning on page and all other information in this document before tendering your notes in the exchange offer.

              Summary Consolidated Historical Financial Information


     The summary consolidated historical financial information below was derived from the Consolidated Financial Statements beginning on page F-1. This summary should be read together with these sections and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 90. Our summary consolidated historical financial information includes the accounts of Northwest Aluminum Company and Northwest Aluminum Specialties, Inc., both of which report on a September 30 fiscal year, and Northwest Aluminum Technologies, LLC, which reports on a calendar year, for all periods presented. They also include the accounts of Goldendale Holding Company and Goldendale Aluminum Company, which report on a calendar year, from May 22, 1996, the date it was acquired by our sole shareholder.


                                                                     Year Ended
                                                                     ----------
                                                    December 31,     December 31,     December 31,
                                                        1996             1997             1998
                                                    ------------     ------------     ------------
                                                                (Dollars in thousands)
Consolidated Statement of Operations
  Data:
Revenues                                               $ 373,038        $ 497,872        $ 470,850
  Cost of revenues                                       329,739          438,299          443,251
  General and administrative expenses                      9,746           15,327           15,600
  Depreciation and amortization                           13,584           19,069           20,371
  Operating income                                        33,553           44,246           11,999
  Net income (loss)                                       18,905           18,495           (4,853)

                                                                     December 31, 1998
Consolidated Balance Sheet Data:                                     -----------------
  Cash and cash equivalents                                              $ 37,633
  Working capital                                                          78,392
  Total assets                                                            366,128
  Total debt                                                              170,000
  Goldendale Holding Company Preferred Stock                               29,663
  Total shareholder's equity                                               77,516

                                  RISK FACTORS

     You should carefully consider the following risks before making the decision whether to exchange the notes.

Substantial Leverage -- Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

     We have a significant amount of debt. The following tables show certain important credit statistics:

                                                December 31, 1998
                                                -----------------
     Total liabilities ........................    $258,949,000
     Shareholders' equity .....................    $77,516,000
     Debt to equity ratio......................    3.34x

                                            Year Ended                     Year Ended
                                        December 31, 1997              December 31, 1998
                                        -----------------              -----------------
     Ratio of earnings to fixed
              charges  ................        2.1x                           0.8x

     Our substantial indebtedness could have important consequences to you. For example, it could or will

          o make it more difficult for us to satisfy our obligations under these notes

          o increase our vulnerability to general adverse economic and industry conditions

          o limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements

          o require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures, research and development efforts and other general corporate purposes

          o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate

          o place us at a competitive disadvantage compared to our competitors that have less debt

          o with the financial and other restrictive covenants in our indebtedness, among other things, limit our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

     See "Description of Other Indebtedness and Goldendale Preferred Stock -- Revolving Credit Facility," "Description of Other Indebtedness and Goldendale Preferred Stock -- Hydro Subordinated Debt" and "Description of Notes -- Offer to Purchase the Notes."

Additional Borrowings Available -- Despite current indebtedness levels, we and our subsidiaries may still be able to borrow more money. This could further exacerbate the risks described above.

     We and our subsidiaries may be able to take on substantial additional indebtedness in the future. The indenture does not prohibit us or our subsidiaries from doing so. Our credit facility permits total borrowings up to $75 million, and those borrowings would rank equally with the notes and the subsidiary guarantees. Our subordinated note purchase agreement with Hydro also allows us to borrow up to an additional $10 million in some circumstances. This debt would be subordinate to the notes and the subsidiary guarantees. The indenture also permits us and our subsidiaries to take on other debt. If aluminum prices remain at the February 28, 1998 level of $0.54 per pound, we anticipate borrowing approximately $30 million under our revolving credit facility and no additional funds from Hydro in 1999. If aluminum prices increase substantially, we anticipate borrowing approximately $10 million under the revolver and $10 million from Hydro in 1999. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     See "Selected Consolidated Financial Data," "Description of Other Indebtedness and Goldendale Preferred Stock -- Revolving Credit Facility," "Description of Other Indebtedness and Goldendale Preferred Stock -- Hydro Subordinated Debt" and "Description of Notes -- Offer to Purchase the Notes."

Ability to Service Debt -- To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     Our ability to make payments on or to refinance our indebtedness, including these notes, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next few years. We do not assure you, however, that our business will generate sufficient cash flow from operations, that anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We do not assure you we will be able to refinance any of our indebtedness, including our credit facility and these notes, on commercially reasonable terms or at all.

Sensitivity to Prices -- Our revenues and earnings are heavily affected by the price of primary aluminum.

     Low prices for primary aluminum could adversely affect our revenues and earnings. One of our primary sources of revenue, tolling fees on primary aluminum products is tied to the price of aluminum on the London Metals Exchange. Decreases in the LME price have a substantial adverse effect on our revenues and earnings because we are unable to expand our volume of production and the costs of our smelter operations are largely fixed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Operations."

     Primary aluminum prices historically have been subject to significant cyclical price fluctuations. We believe the timing of changes in the market price of aluminum largely are unpredictable. Price fluctuations are affected by numerous factors beyond our control, including

     o    the overall demand for, and worldwide supply of, primary aluminum
     o    the availability and price of competing commodities
     o    international economic trends
     o    currency exchange rate fluctuations
     o    expectations of inflation
     o    actions of commodity market participants
     o    consumption and demand patterns and
     o    political events in major producing countries.

     Over the ten year period between January 1, 1988 and December 31, 1997, the three-month LME price of aluminum has ranged between a low of approximately $0.47 per pound to a high of approximately $1.26 per pound. During this period prices averaged $0.73 per pound. From January 1, 1998 through December 31, 1998, the three-month LME price of aluminum averaged $0.63 per pound. At February 28, 1999, the LME price for primary aluminum was $0.54 per pound.

As a result of the decline in the price for primary aluminum, our 1998 revenue was lower than it was in 1997 and we reported a loss in 1998 as compared to income in 1997 and we do not assure you revenue or income will return to historic levels. In addition, because fluctuations in the price for aluminum are largely unpredictable, we do not assure you future fluctuations or declines will not be severe or prolonged.

Holding Company Structure -- We are a holding company. As a result, we are dependent on our operating subsidiaries for the cash flow needed to repay the notes.

     Our company does not conduct any of its own operations, but rather serves as a holding company for our operating subsidiaries. As a result, we are dependent on distributions of the earnings of our subsidiaries through dividends, advances or payments on account of intercompany obligations to pay our debts, including the notes. Moreover, in the future, some new or existing subsidiaries may not be required to repay the notes or make funds available to us so that we may do so. In addition, a subsidiary's ability to make distributions to us is subject to state laws and contractual or other restrictions. Distributions also depend on results of operations of the subsidiaries and are subject to various business considerations. See "Description of Other Indebtedness and Goldendale Preferred Stock."

     We have been a holding company only since December 1998. Our subsidiaries, although under common ownership since May 1996, generally have operated as independent businesses with separate boards of directors, executive management, operations, financing, financial reporting and employees. Our subsidiaries may continue to operate relatively autonomously for a period of time as we evaluate and develop appropriate practices and procedures for our consolidated company. As a result, we can provide you with only limited operating information about our company as a combined organization. We may experience difficulties in the implementation of a holding company structure and commencement of operations on a consolidated basis, including

     o    staffing and allocation of management resources
     o integration of operating and financial functions, systems and reporting and
     o    establishment of consolidated practices and procedures.

Effective Subordination -- Our obligation to repay you is subordinate to other lenders' rights to any collateral securing the lenders' loans to us. Proceeds from the sale of the collateral will be used to pay those lenders before they are used to repay you.

     Although the notes are equal or senior in rank to all of our indebtedness, a lender's right to any collateral securing its loan ranks ahead of our obligation to repay you on the notes. The subsidiaries' guarantees are also effectively subordinated to a lender's right to collateral. Our credit agreement with BankBoston is secured by our subsidiaries' accounts receivable, inventory and some related intangibles. As a result, BankBoston will be entitled to any proceeds of these assets up to the amount of money owed to it before any of those proceeds can be used to repay you. At December 31, 1998, the notes were not effectively subordinate to any secured indebtedness. The indenture permits us and our subsidiaries to place liens on some of our assets. These liens may, for example, secure purchase money indebtedness. The notes and the guarantees will be effectively subordinated to this purchase money indebtedness and other obligations secured by these liens. See "Description of Notes -- Ranking of Notes and Guarantees."

Restrictions Imposed by the Terms of Our Indebtedness -- The terms of our indebtedness place several restrictions on our ability to operate our business that could result in our inability to repay the notes.

     The indenture contains restrictions on how we operate our business. These restrictions limit, among other things, our ability and the ability of our subsidiaries to

     o    take on additional indebtedness
     o    pay dividends
     o    make certain other restricted payments
     o    create liens
     o    issue or sell stock of some of our subsidiaries
     o    apply net proceeds from certain asset sales
     o    merge with another person
     o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of our assets or
     o    enter into transactions with affiliates.

Our other loan agreements, including our credit agreement with BankBoston, now contain and will contain in the future similar restrictive covenants and will require us to satisfy certain financial condition tests. Our ability to meet these financial tests could be affected by events beyond our control, and we do not assure you we will meet those tests.

     If we fail to comply with a restrictive covenant or a financial test, that failure could result in an event of default. On the occurrence of an event of default, the lenders could declare all amounts outstanding to be immediately due and payable. They also could proceed against the collateral granted to them to secure that indebtedness. An event of default under other indebtedness may constitute an event of default under the indenture. If any of our other indebtedness becomes immediately due and payable, our assets may not be sufficient to repay all of our indebtedness, including the notes.

     Restrictive covenants and financial tests limit our operating and financial flexibility. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. See "Description of Notes -- Material Covenants."

Other Secured Creditors -- The collateral securing our indebtedness to BankBoston will not be available to you until that indebtedness has been repaid.

     The indenture permits us to borrow up to $90.0 million from other lenders. Relying on this provision, we entered into a credit agreement with BankBoston, NA that allows us to borrow up to $75.0 million on a revolving basis. These borrowings are secured by our and our subsidiaries' accounts receivable, inventory and related intangibles. Accordingly, these items will not be available to you if we become the subject of bankruptcy or if we settle the affairs of the Company by selling and distributing the assets or proceeds from the assets until the money we owe to BankBoston is paid in full. We could owe BankBoston up to $75.0 million plus interest and expenses. Our accounts receivable represented $47.3 million, and our inventory represented $55.1 million, each on December 31, 1998, and are among our most liquid assets.

Limitations on the Collateral and the Guarantees -- The value of the collateral securing the debt under the notes is limited and may be insufficient to repay the notes if we are in bankruptcy.

     The pledge of the stock of our subsidiaries and the pledge of the real property, plant and equipment of our subsidiaries provide only limited security for the notes, in part because most of these assets are illiquid. Our subsidiaries' inventory, accounts receivable and related intangibles, including tolling agreements, are pledged to secure our obligations under our credit agreement with BankBoston. Any contracts, agreements, licenses and other instruments related to the real property collateral that by their express terms prohibit their assignment or the granting of a security interest in them are excluded from the collateral securing the notes.

     The collateral securing the notes was not appraised when the notes were offered. Accounting for depreciation, the combined book value on December 31, 1998 of our property, plant and equipment serving as collateral for the notes was approximately $117.5 million. Depending on market and economic conditions and the availability of buyers, the sale value of the collateral may be substantially different from its book value. Its value could also be affected if agreements and licenses necessary to operate our property, plant and equipment are not in place after bankruptcy. Some of these agreements and licenses are not pledged to secure the notes or guarantees of the subsidiaries and may be not included in the collateral for the notes. Accordingly, if we default on the notes, we do not assure you the indenture trustee would receive enough money from the sale of the collateral to repay you. Once the collateral has been sold, your claims against our remaining assets to repay any amounts still outstanding under the notes would be unsecured and would be subject to state fraudulent conveyance laws. See "-- Fraudulent Conveyance Matters," "-- Holding Company Structure" and "-- Effective Subordination."

     At least some of the collateral is illiquid and its market value may not be easy to ascertain. The collateral may not be saleable. Even if it is saleable, substantial delays could be encountered in its liquidation. Moreover, some of the collateral may have liens or rights and easements granted to other parties attached to it, and these parties could exercise rights and remedies against those assets. These actions could adversely affect the value of the collateral and the ability of the trustee to foreclose on it.


     The indenture may permit us to release collateral without substituting other collateral in its place. We may also be able to release some of our subsidiaries from the guarantees, which would have the effect of releasing the collateral owned by those subsidiaries without substituting other collateral in its place. See "Description of Notes -- Security" and "Description of Notes -- The Subsidiary Guarantees."


     If a bankruptcy case is commenced by or against us before the indenture trustee has repossessed and disposed of the collateral, the right to repossession and disposal on a default by us could be significantly impaired. In the case of real property collateral, state law restrictions also could significantly impair the trustee's rights. See "-- Material Limitations under State Law" and "-- Material Bankruptcy Limitations."

     The indenture trustee, on your behalf, has entered into an intercreditor agreement with BankBoston. Among other things, the agreement allows BankBoston to enter any of our facilities to collect accounts receivable and to remove, sell or dispose of inventory after the trustee has obtained possession and control of our facilities that serve as collateral for the notes. BankBoston also may store its collateral on our premises. BankBoston's right to enter the premises and use the collateral could delay the liquidation of the collateral.

Material Limitations under State Law -- Oregon and Washington state laws may limit your ability to pursue our company for unpaid amounts under the notes and to make the notes immediately due and payable.

     Under Oregon and Washington law, a creditor holding a trust deed on real property, like the mortgage on our real property and improvements securing the notes, may enforce the lien through a judicial foreclosure or a non-judicial sale. If the creditor proceeds by nonjudicial sale, the creditor may not enforce any unpaid portion of the indebtedness as a personal liability of the debtor. The creditor would, however, be entitled to proceed against any other collateral pledged as security for the debt. Additionally, a guarantor is not liable for a deficiency judgment in Oregon and may limit its liability for a deficiency judgment in Washington to the difference between the outstanding debt and the value of the property sold by the trustee. Accordingly, if the trustee elects to proceed by non-judicial sale of our real property collateral located in Oregon or Washington, the law of those states could preclude recourse by you or the trustee against us and may limit or eliminate your recourse against our guarantor subsidiaries.

     With some exceptions, we are generally prohibited under the indenture from creating liens on (1) the collateral or (2) any other property unless the notes are also secured by the liens. The indenture also provides that you or the trustee can declare the notes immediately due and payable if the prohibition against creating liens is breached and the breach is not remedied within 30 days after we are given written notice of it. Under some court cases, to do this, you may need to demonstrate that enforcement is reasonably necessary to protect against impairment of your security or to protect against an increased risk of default. Although these court decisions may have been at least partially preempted by federal laws, the scope of this preemption is uncertain. Accordingly, an Oregon or Washington court could prevent you or the trustee from declaring a default and making the notes immediately due and payable because of a breach of this covenant. Such a decision could have a material adverse effect on your ability to enforce the covenant. See "Description of Notes -- Material Covenants -- Limitations on Liens" and "Description of Notes -- Defaults and Certain Rights on Default."

Material Bankruptcy Limitations -- The ability of the trustee to liquidate the collateral could be impaired if a bankruptcy case is commenced by or against us.

     If a bankruptcy case is commenced by or against us or our subsidiaries before the trustee repossesses and disposes of the collateral, the trustee's right to do so after we have defaulted on the repayment of the notes will likely be significantly impaired. Under federal bankruptcy laws, a secured creditor cannot repossess its security from a debtor in a bankruptcy case or dispose of security repossessed from the debtor without the bankruptcy court's approval. Moreover, as long as the secured creditor is given adequate protection, federal bankruptcy laws permit the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments. The meaning of the term "adequate protection" varies according to circumstances, but it is intended to protect the value of the secured creditor's interest in the collateral. If the value of the collateral is diminished by the creditor's inability to repossess it or dispose of it or by its use by the debtor, adequate protection may include cash payments or the granting of additional security, as the court may determine in its discretion. Generally, adequate protection payments are not required to be paid by a debtor to a secured creditor unless the bankruptcy court determines that the value of the secured creditor's interest in the collateral is declining during the pendency of the bankruptcy case. Given the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, we do not predict how long payments under the notes or the guarantees could be delayed following commencement of a bankruptcy case, nor can we predict whether or when the trustee could repossess or dispose of the collateral or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of adequate protection.

     In a federal bankruptcy case, the court has the power to confirm a plan for the reorganization of the debtor over the objection of creditors. Among other things, such a plan may change the interest rate and payment terms on obligations of the debtor. Thus, if we were involved in a bankruptcy case, a bankruptcy court could approve a reorganization plan that modifies the interest rate or payment terms on the notes.

Fraudulent Conveyance Matters -- Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

     Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided if, among other things, the guarantor, at the time it took on the indebtedness evidenced by its guarantee

          o received less than reasonably equivalent value or fair consideration for the guarantee, and

          o was insolvent or rendered insolvent because it made the guarantee, or

          o was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital, or

          o intended to become liable for, or believed that it would become liable for, debts beyond its ability to pay the debts as they mature.

In addition, any payment by that guarantor under its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending on the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if

          o the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

          o the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or it could not pay its debts as they become due.

     On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have become liable for debts beyond its ability to pay the debts as they mature. We do not assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Risk to Secured Lenders under Environmental Laws -- Federal and state environmental laws may decrease the value of the collateral securing the notes and may result in you being liable for environmental clean-up costs at our facilities.

     Our facilities at Goldendale and The Dalles are classified in the same manner as similar aluminum smelters and casthouses in the industry as generating hazardous waste materials, and we have been required to undertake actions to remediate environmental conditions at these facilities. The notes and guarantees are secured by liens on real property that may be subject to known and unforeseen environmental risks, and these risks may reduce or eliminate the value of the real property as collateral for the notes. Moreover, under federal environmental laws, a secured lender may be obligated to remediate or may be liable for the costs of remediating releases or threatened releases of hazardous substances at a mortgaged property. There may be similar risks under various state laws and common law theories. The costs of environmental remediation are often substantial. See "Business -- Environmental and Health Matters."

     The state of the law is unclear as to whether and under what circumstances the obligation to remediate or the liability for remediation costs can be imposed on a secured lender. Under federal environmental laws, a lender may be liable if the lender or its agents or employees have participated in the management of the operations of the debtor, even though the environmental damage or threat was caused by a third party, a prior owner, a current owner or an operator other than the lender. A lender would be excluded from liability, however, if it is a person "who without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest." This secured creditor exemption protects a holder of a security interest, but generally only to the extent the holder is acting to protect its security interest in the facility or property. If a lender's activities begin to encroach on the actual management of the facility or property, the lender faces potential liability under federal environmental laws. Similarly, when a lender forecloses and takes title to a contaminated facility or property, the lender becomes liable in various circumstances, including when it

     o holds the facility or property as an investment, including leasing the facility or property to a third party
     o    fails to market the property in a timely fashion or
     o fails to properly address environmental conditions at the property or facility.

     Under the laws of some states, failure to perform required remediation may give rise to a lien on the property to ensure the reimbursement of the costs of such remediation. This type of lien is commonly referred to as a superlien. All subsequent liens on such property are subordinated to a superlien. In some states, even previously recorded liens are subordinated to a superlien. In these states, the security interest of a creditor in any collateral that is subject to a superlien could be adversely affected. While Oregon law provides for a superlien, the lien does not have priority over previously recorded liens. As noted above, however, the costs which any purchaser of the property might be liable for in remediating environmental conditions could reduce or eliminate the value of the property as security for the notes and the guarantees.

     Before taking some actions, the trustee may request that you provide for its reimbursement for any of its costs, expenses and liabilities. Cleanup costs could become a liability of the trustee, and, if you agreed to provide for the trustee's costs, expenses and liabilities, you could be required to help repay those costs. In addition, rather than acting through the trustee, you may in some circumstances act directly to pursue a remedy under the indenture. If you exercise that right, you could be considered to be a lender and be subject to the risks discussed above.

Technological Improvements -- Our smelters are based on a technology which is generally not used in the design of newer smelters and our continued competitiveness depends on our ability to operate efficiently.

     The design of our smelters is based on a technology that is not generally used in the design of newer smelters. The newer smelter design has certain advantages and may permit primary aluminum production at a lower cost. To date, we have been able to compete because of the implementation of efficiency-enhancing technology at our smelters, cost-competitive wages and low power costs. Our ability to compete in the future will depend in part on our continued ability to rely on these factors. We do not assure you this reliance will be possible in the future. In addition, we intend to invest approximately $75.0 million in the facilities investment program. The facilities investment program may not produce technological improvements or other benefits, and the additional casthouse capacity may not be fully utilized. See "Business -- Operations" and "Business -- Facilities Investment Program."

     The aluminum industry is increasingly affected by advances in technology. Our ability to compete successfully may depend on the extent to which we are able to implement and exploit technological changes. Our failure to develop, anticipate or respond to these changes could have a material adverse effect on our company.

Electricity Costs -- Large increases in the cost of electricity could have a material adverse effect on us.

     Electricity is one of the largest cost inputs and can vary significantly from smelter to smelter. Electricity costs, accordingly, can affect significantly the relative competitiveness of primary aluminum smelters. Large increases in the cost of electricity could adversely affect our earnings. Approximately 60% of our electricity requirements for the next two-and-a-half years will be provided by the BPA at pre-determined prices. The remaining 40% of our required electricity, however, is provided by direct purchase of bulk electric power at negotiated rates from various power marketers, including BPA, Avista Energy, PacifiCorp, Portland General Electric, Illinova Energy, Duke Energy and Avista Utilities. Accordingly, we are subject to risks associated with the market price of electricity. Numerous short-term and long-term developments can affect electricity prices, including

     o    worldwide demand for fossil fuels
     o    changing environmental standards
     o the overall economic activity in the United States and the Pacific Northwest and
     o    weather temperature and precipitation.

As a result of the high percentage of hydroelectric power in the electricity supply of the Pacific Northwest, electricity prices in the region tend to be sensitive to drought conditions that reduce the availability of low cost hydroelectric power. See "Business --Power Contracts."

Sources of Alumina -- We have been insulated from changes in the price of alumina because of our tolling agreements with Hydro and Glencore. The loss of either of these agreements would subject us to the risks associated with buying raw materials on the open market.

     We obtain all of our raw materials from outside suppliers. Our alumina requirements are met under agreements with our tolling partners, Hydro and Glencore. Our tolling agreement with Hydro has been extended to December 2011. Our tolling agreement with Glencore will expire on December 31, 1999, and we do not intend to renew it. Without either of these tolling agreements, we will be required to purchase alumina on the open market at prevailing prices. We do not assure you we will have the financial capacity to finance such open market purchases. In addition, without a long-term tolling contract, any limitation in the supply or any increased cost of alumina could have a material adverse effect on our operations and financial condition. See "Business --Suppliers."

Dependence on Key Personnel -- Our management has been a key to our past success and the loss of any member of our management, especially Brett Wilcox, could have a material adverse effect on our operations.


     Our operating subsidiaries are dependent on their senior management and Mr. Wilcox, our President. We have not entered into employment agreements with any of our executive officers or key employees and we do not plan to do so. We have not obtained key-man life insurance on any of our employees. The failure to retain Mr. Wilcox or a number of our senior management without appropriate replacements being hired could have a material adverse effect on us. See "Management."

Dependence on Key Customers -- Our business has been highly dependent on our tolling partners for revenue and any change in the status of these customers could have a material adverse effect on our business.

     Each of our smelter facilities is dependent on a single customer. Through their respective tolling agreements, Hydro and Glencore accounted for approximately 58% of our revenue in fiscal 1997 and approximately 57% of our revenue in fiscal 1998. We plan to let our tolling agreement with Glencore expire at the end of 1999. The expiration of the Glencore tolling agreement will eliminate the revenue and gross margin we derive from tolling aluminum for Glencore. We do not assure you that we will be able to maintain a strong relationship with Glencore after the agreement expires. If we lose either of these customers, either of them decide for any reason to materially decrease the amount of primary or value-added aluminum products they buy from us or either of them significantly change their manner of doing business, our business could be adversely affected. See "Business -- Operations."

Credit Risk -- Because we do not require collateral to secure customer receivables, our company is susceptible to the risk that our customers will not pay significant balances.

     When we sell products, we generally do not require collateral as security for customer receivables. Our subsidiaries have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of these receivables. For example, in the third quarter of fiscal 1998, we recorded a write-off of a long-term receivable from a value-added aluminum products customer of approximately $1.5 million. In other words, we do not expect to receive that money from that customer. Failure to collect a significant portion of amounts due on these receivables could have a material adverse effect on our results of operations or financial condition.

Financing Change of Control Offer -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

     On the occurrence of certain specific kinds of change of control events we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of Control" under the indenture. See "Description of Notes -- Offer to Purchase the Notes."

     This prospectus includes forward-looking statements including, in particular, the statements about the Company's plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we give no assurance these plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are described above and elsewhere in this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the preceding cautionary statements.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Your Notes

     We sold your notes on December 21, 1998 to BancBoston Robertson Stephens Inc. and Libra Investments, Inc. under a purchase agreement dated December 14, 1998. Upon the terms and subject to the conditions stated in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all your notes that are properly tendered on or before the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date will be at 5:00 p.m., New York City time, on ____________, 1999. If we extend the period of time for which the exchange offer is open, the expiration date will be the latest time and date to which the exchange offer is extended. The longest we could extend the offer would be until ________, 1999 which is 90 days after the exchange offer commences.

     As of the date of this prospectus, $150,000,000 total principal amount of the notes was outstanding. We are sending this prospectus, together with the letter of transmittal, on or about the date stated on the cover page to you at the addresses listed in the security register in connection with notes maintained by the trustee. Our obligation to accept notes for exchange in the exchange offer is subject to certain conditions.

     We reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any notes, by mailing written notice of any extension to you as described below. During any extension, all notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any notes not accepted for exchange for any reason will be returned without expense to the tendering holder of the notes as promptly as practicable after the expiration or termination of the exchange offer.

     Notes tendered in the exchange offer must be $1,000 in principal amount or any integral multiple of $1,000.

     We will mail written notice of any extension, amendment, non-acceptance or termination to the holders of the notes as promptly as practicable. Any notice will be mailed to the holders of record of the notes no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled expiration date or other event giving rise to the notice requirement.

Registration Rights; Additional Interest

     We have agreed with BancBoston Robertson Stephens Inc. and Libra Investments, Inc., for your benefit and at our cost, to use our best efforts to cause this registration statement of which this prospectus is a part to be declared effective under the Securities Act not later than April 20, 1999. Upon the effectiveness of the registration statement, we will promptly offer the new notes in exchange for surrender of the notes. We will keep this offer open for not less than 20 business days after the date notice of the offer is mailed to you and use our best efforts to cause the offer to be completed no later than May 20, 1999. For each note surrendered to us in the offer, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange for the new note or, if no interest has been paid on the note, from the date of its original issue.

     In general, if you wish to exchange the notes for new notes in the offer, you will be required to represent that any new notes you receive will be acquired in the ordinary course of your business, that you are not our affiliate, as defined in Rule 405 of the Securities Act, and that at the time of the commencement of the offer, you have no arrangement or understanding with any person to participate in the distribution, within the meaning of the Securities Act, of the new notes, or if you are participating in a distribution of the new notes, that you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If applicable law or interpretations of the staff of the SEC do not permit us to effect such an offer, if the offer is not completed by May 20, 1999, or if any holder of notes notifies us within 20 business days after completion of the offer that the holder was prohibited by applicable law or SEC policy from participating in the offer, or that the holder may not resell the new notes acquired by it in the offer without delivering a prospectus and that the prospectus contained in the registration statement is not appropriate or available for such resales or that the holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates, we will, at our cost,

     (1) as promptly as practicable, but no later than 60 days after the satisfaction of any of those conditions, file a shelf registration statement covering resales of the notes or the new notes, depending on which is outstanding,

     (2) use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as practicable, but no later than 120 days after the satisfaction of any of those conditions, and

     (3) keep the shelf registration statement effective for two years after its effective date or a shorter period that will terminate when all notes or new notes covered by the shelf registration statement have been sold under the shelf registration statement.

In some circumstances, we have the right to suspend the effectiveness of the shelf registration statement for limited periods. If a shelf registration statement is filed, we will provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions required to permit unrestricted resales of the notes or the new notes. A holder selling these notes or new notes under the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to the holder.

     If

     (1) the registration statement has not been declared effective by April 20, 1999;

     (2)  the offer has not been completed by May 20, 1999;

     (3) a shelf registration statement is required to be filed and is not filed within the time specified for filing in the registration rights agreement or is not declared effective within the time specified for effectiveness in the registration rights agreement; or

     (4) after either the registration statement or the shelf registration statement has been declared effective, the registration statement thereafter ceases to be effective or fails to be usable for its intended purpose in connection with resales of notes or new notes during the periods specified in the registration rights agreement, additional interest will accrue on the notes and the new notes from and including the date on which any registration default occurs but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per year during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per year at the commencement of each subsequent 90-day period, but additional interest will not accrue at a rate in excess of 1.0% per year. Following the cure of all registration defaults, the accrual of additional interest will cease.

Procedure for Tendering Notes

     Your tender of notes to us as described below and our acceptance of the notes will constitute a binding agreement between you and us upon the terms and subject to the conditions stated in this document and in the accompanying letter of transmittal. Except as explained below, a holder who wishes to tender notes for exchange in the exchange offer must transmit a properly completed and executed letter of transmittal, together with all other documents required by the letter of transmittal, to U.S. Trust Company, National Association at the address listed below under "-- Exchange Agent" on or before the expiration date. In addition,

     (1) certificates for the notes must be received by U.S. Trust along with the letter of transmittal, or

     (2) a timely confirmation of a book-entry transfer of the notes, if this procedure is available, into U.S. Trust's account at The Depository Trust Company according to the procedure for book-entry transfer described below, must be received by U.S. Trust before the expiration date, or

     (3) you must comply with the guaranteed delivery procedures described below.

The method of delivery of the notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend registered mail, properly insured, with return receipt requested, be used in all cases. You should allow sufficient time to assure timely delivery. No letters of transmittal or notes should be sent to us.

         Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the notes surrendered for exchange are tendered

     (1) by a registered holder of the notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

     (2)  for the account of an eligible institution.

An "eligible institution" is an eligible guarantor institution, such as a bank, stockbroker, national securities exchange, registered securities association, savings and loan association or credit union with membership in a signature medallion program under Rule 17Ad-15 of the Securities Exchange Act of 1934. If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an eligible institution. If notes are registered in the name of a person other than the person signing the letter of transmittal, the notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, properly executed by the registered holder, with the signature guaranteed by an eligible institution.

     All questions about the validity, form, eligibility, including time of receipt, and acceptance of notes tendered will be determined by us in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular notes not properly tendered or not to accept any particular notes if acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive any defects or irregularities or conditions of the exchange offer as to any particular notes either before or after the expiration date. This includes the right to waive the ineligibility of any holder who seeks to tender notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer as to any particular notes either before or after the expiration date by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes for exchange must be cured within a reasonable period of time that we shall determine. Neither we, U.S. Trust nor any other person shall be under any duty to give notification of any defect or irregularity in any tender of notes for exchange, nor will any of us be liable for any reason for failure to give any notification.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of notes, the notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the notes.

     If the letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     By tendering notes, if you are not a broker-dealer, you must acknowledge you are not engaged in, and do not intend to engage in, a distribution of new notes. If you are our affiliate, as defined under Rule 405 of the Securities Act, or are engaged in or intend to engage in or have any arrangement with any person to participate in the distribution of the new notes to be acquired in the exchange offer, you

     (1) could not rely on the applicable interpretations of the staff of the SEC and

     (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be considered to have admitted that it is an underwriter within the meaning of the Securities Act.

Acceptance of Notes for Exchange; Delivery of New Notes

     We will accept, promptly after the expiration date, all notes properly tendered and will issue the new notes promptly after acceptance of the notes. For each note accepted for exchange, the holder of the note will receive a new note having a principal amount equal to that of the surrendered note. The new notes will bear interest from the most recent date to which interest has been paid on the notes or, if no interest has been paid on the notes, from December 15, 1998. Accordingly, if the relevant record date for interest payment occurs after the completion of the exchange offer, registered holders of new notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from December 15, 1998. If, however, the relevant record date for interest payment occurs before the completion of the exchange offer, registered holders of notes on the record date will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from December 15, 1998. Notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer, except as explained in the immediately preceding sentence. If your notes are accepted for exchange, you will not receive any payment of interest on the notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer.

     In all cases, issuance of new notes for notes that are accepted for exchange in the exchange offer will be made only after timely receipt by U.S. Trust of

     (1) certificates for the notes or a timely book-entry confirmation of the notes into U.S. Trust's account at The Depository Trust Company,

     (2)  a properly completed and executed letter of transmittal and

     (3)  all other required documents.

If any tendered notes are not accepted for any reason described in the terms and conditions of the exchange offer or if certificates representing notes are submitted for a greater principal amount than the holder desires to exchange, certificates representing the unaccepted or non-exchanged notes will be returned without expense to the tendering holder of the notes as promptly as practicable after the expiration or termination of the exchange offer. If notes are tendered by book-entry transfer into U.S. Trust's account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged notes will be credited to an account maintained with The Depository Trust Company.

Book-Entry Transfer

     U.S. Trust will make a request to establish an account for the notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this document, and any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of notes by causing The Depository Trust Company to transfer the notes into U.S. Trust's account at The Depository Trust Company. Although delivery of notes may be effected through book-entry transfer at The Depository Trust Company, the letter of transmittal or a facsimile of it, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by U.S. Trust at the address listed below under " --Exchange Agent" on or prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

     If you desire to tender your notes and your notes are not immediately available, or time will not permit your notes or other required documents to reach U.S. Trust before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

     (1)  the tender is made through an eligible institution,

     (2) before the expiration date, U.S. Trust receives from the eligible institution a properly completed and executed letter of transmittal or a facsimile of it and notice of guaranteed delivery, substantially in the form provided by us, stating your name and address and the amount of notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with U.S. Trust and

     (3) the certificates for all physically tendered notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by U.S. Trust within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

     Tenders of notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received by U.S. Trust at the address listed below under "-- Exchange Agent." Any notice of withdrawal must

     o specify the name of the person having tendered the notes to be withdrawn,

     o identify the notes to be withdrawn, including the principal amounts of such notes, and

     o where certificates for notes have been transmitted, specify the name in which such notes are registered, if different from that of the withdrawing holder.

If certificates for notes have been delivered or otherwise identified to U.S. Trust, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution. If notes have been tendered according to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn notes and otherwise comply with the procedures of the facility. All questions about the validity, form and eligibility of the notices will be determined by us and our determination will be final and binding on all parties. Certificates for any notes so withdrawn will not be considered to have been validly tendered for purposes of the exchange offer. Any notes that have been tendered but which are not exchanged for any reason will be returned to the holder of the notes without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of notes tendered by book-entry transfer into U.S. Trust's account at The Depository Trust Company according to the book-entry transfer procedures described above, the notes will be credited to an account maintained with The Depository Trust Company for the notes. Properly withdrawn notes may be retendered by following one of the procedures described under "-- Procedure for Tendering Notes" above at any time on or before the expiration date.

Exchange Agent

     U.S. Trust Company, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address below. Questions and requests for assistance, requests for additional copies of this document or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

     By Hand up to 4:30 P.M.:

           U.S. Trust Company of California, N.A.
           c/o United States Trust Company of New York
           111 Broadway, Lower Level
           New York, New York  10006
           Attn:  Corporate Trust and Agency Services

     By Overnight Courier and by Hand after 4:30 P.M.:

           U.S. Trust Company of California, N.A.
           c/o United States Trust Company of New York
           770 Broadway, 13th Floor
           New York, New York  10003
           Attn:  Corporate Trust and Agency Services

     By Facsimile:

           U.S. Trust Company of California
           (212) 420-6155

     Confirm Facsimile by Telephone:

           (800) 225-2398

Delivery of the letter of transmittal to a different address or transmission of instructions via a different facsimile number does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

     We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Transfer Taxes

     You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register new notes in the name of, or request that notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax.

Appraisal Rights

     You will not have dissenters' rights or appraisal rights in connection with the exchange offer.

Consequences of Failure to Exchange Notes

     If you do not exchange their notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of the notes. In general, the notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not anticipate that we will register the existing notes under the Securities Act. Based on interpretations by the staff of the SEC issued to third parties, new notes issued in the exchange offer in exchange for notes may be offered for resale, resold or otherwise transferred by holders of the new notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement with any person to participate in the distribution of the new notes. If you are not a broker-dealer, you must acknowledge you are not engaged in, and do not intend to engage in, a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in or have any arrangement or understanding related to the distribution of the new notes to be acquired in the exchange offer, you

     (1) could not rely on the applicable interpretations of the staff of the SEC and

     (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for notes must acknowledge that the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, it may be necessary to qualify for sale or to register the new notes prior to offering or selling the new notes. We do not intend to take any action to register or qualify the new notes for resale in any of these jurisdictions.

                              DESCRIPTION OF NOTES

Table of Contents


     This table of contents only covers the "Description of Notes" section. The table of contents for the entire prospectus is on the inside front cover.

                                                                            Page
                                                                            ----

Introduction..............................................................    38
Brief Description of the Notes and the Guarantees.........................    38
Principal, Maturity and Interest..........................................    39
Methods of Receiving Payments on the Notes................................    39
Paying Agent and Registrar for the Notes..................................    39
Transfer and Exchange.....................................................    39
Security .................................................................    39
The Subsidiary Guarantees.................................................    41
Ranking of Notes and Guarantees...........................................    42
Material Bankruptcy Limitations...........................................    42
Optional Redemption.......................................................    43
Offer to Purchase the Notes...............................................    44
Selection and Notice......................................................    44
Material Covenants........................................................    45
     Limitations on Indebtedness..........................................    45
     Limitations on Restricted Payments, Restricted Investments and
          Unrestricted Subsidiary Investments.............................    47
     Restrictions on Transactions with Affiliates and Unrestricted
          Subsidiaries....................................................    53
     Limitations on Liens.................................................    54
     Subsidiary Guarantees................................................    55
     Limitations on Dividends and Other Payment Restrictions
          Affecting Subsidiaries..........................................    56
     Limitations on Asset Sales...........................................    56
     Limitations on Unrestricted Subsidiaries.............................    59
     Conduct of Business..................................................    59
     Limitations on Issuances and Sales of Capital Stock of Subsidiaries..    59
     Payment for Consent..................................................    59
     Maintenance of Corporate Existence...................................    59
     Maintenance of Insurance.............................................    59
     SEC Reports..........................................................    60
     Merger...............................................................    60
     No Amendment to Subordination Provisions.............................    62
Release of Collateral.....................................................    62
Defaults and Certain Rights on Default....................................    62
Modification of Indenture or Security Agreements..........................    65
Legal Defeasance and Covenant Defeasance..................................    65
Concerning the Trustee....................................................    68
Governing Law ............................................................    68
Definitions   ............................................................    68

Introduction

     You can find the definitions of some of the terms used in this description under the subheading "Definitions." In this description, the word "Company" refers only to Golden Northwest Aluminum, Inc. and not to any of its subsidiaries.

     The Company will issue the new notes under an indenture among itself, the guarantors and U.S. Trust Company, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The security agreements referred to under the subcaption "Security" also define the terms of the security interests and pledges that will secure the notes.

Brief Description of the Notes and the Guarantees

     The Notes

     These notes

          o    are general obligations of the Company

          o are secured by a first priority security interest in substantially all of the Company's directly and indirectly owned subsidiaries' real property, plant and equipment and some other assets and by a senior pledge of the capital stock of the Company's directly and indirectly owned subsidiaries

          o have a right to be paid in full before any future subordinated Indebtedness of the Company and

          o    are fully and unconditionally guaranteed by the guarantors.

     The Guarantees

     These notes are guaranteed by the following subsidiaries of the Company:

          Goldendale Holding Company
          Goldendale Aluminum Company
          Northwest Aluminum Company
          Northwest Aluminum Specialties, Inc.
          Northwest Aluminum Technologies, LLC.

     These guarantees

          o    are general obligations of each guarantor and

          o must be paid before any future subordinated Indebtedness of each guarantor.

     As of the date of the indenture, all of our subsidiaries were "Restricted Subsidiaries." Under the circumstances described below under the subheading "Subsidiary Guarantees," however, we will be permitted to designate some of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee or secure the notes.

Principal, Maturity and Interest

     The Company will issue notes with a maximum total principal amount of $150 million in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2006.

     Interest on the notes will accrue at the rate of 12% per year and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 1999. The Company will make each interest payment to the holders of record of these notes on the immediately preceding May 30 and November 30.

     Interest on these notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

     If a holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on those notes under those instructions. All other payments on these notes will be made at the office or agency of the paying agent and registrar in New York unless the Company elects to make interest payments by check mailed to a holder at the address specified in the register of holders.

Paying Agent and Registrar for the Notes

     The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

     A holder may transfer or exchange notes by following the requirements of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

Security

     Our obligations under the notes and guarantees are secured under the security agreements by

     (1) a first priority security interest in substantially all of the real property, plant and equipment of our existing Subsidiaries, other than the Excluded Property, and some of our other assets (collectively, the "PP&E"); the PP&E excludes, however, the Tolling Agreements, inventory, accounts receivable and other rights to payment and related intangibles and proceeds, all of which are security for the revolving credit agreement and

     (2) a pledge (the "Pledge") of all of the issued and outstanding Capital Stock of our direct or indirect Subsidiaries, all income, benefits and rights derived from that Capital Stock and all related proceeds (collectively, the "Pledged Shares" and together with the PP&E, the "Collateral").

These security interests and Pledge have been granted to the trustee as collateral agent on your behalf to secure the payment and performance of our obligations under the indenture and the notes and the obligations of our Subsidiaries under the guarantees.

     The Indebtedness under the Hydro Agreement is also secured by the Collateral, but Hydro's security interest and pledge ranks junior to the security interest and Pledge securing the notes and guarantees. Hydro's right to exercise remedies on the Collateral is restricted. Upon the occurrence of an Event of Default and during the time it continues, the trustee may foreclose on the Collateral and exercise other rights and remedies available against the Pledged Shares.

     If the guarantee of any Subsidiary guarantor is released as described under "-- The Subsidiary Guarantees," any security interest of the trustee in the Collateral, including the Pledge of the Pledged Shares issued by the Subsidiary, also will be released without any further action by us, the trustee, the Subsidiary, any other Subsidiary or any holder of the notes. The trustee will deliver appropriate releases of the security agreements and certificates evidencing the Pledged Shares, together with any related stock powers, to us. Any Liens on the Collateral securing the Indebtedness under the Hydro agreement and/or some other Indebtedness, however, must be released. At our request, the trustee will execute and deliver an instrument evidencing the release.

The Subsidiary Guarantees


     The guarantors have jointly and severally guaranteed the Company's obligations under these notes. The guarantees are full and unconditional. If the Company fails to make required payments on the notes following a demand for payment by the trustee, the trustee can proceed against either or both the Company and the guarantors for payment of the amounts due. The right of the noteholders to directly institute a legal action against the Company or the guarantors is limited. A noteholder cannot institute a legal action against the Company or the guarantors unless

     (1) the noteholder gives the trustee written notice of a continuing default;

     (2) noteholders holding at least 25% of the outstanding principal amount of the notes give the trustee a written request to institute a legal action;

     (3) the noteholders in (2) offer to indemnify the trustee up to any reasonable amount requested by the trustee for costs it takes on as part of the legal action; and

     (4) the trustee refuses to institute the legal action, or neglects to do so, for 60 days after it receives the notice in (1), the noteholders' request in (2) and the noteholders' offer of indemnity in (3).

Even if these requirements are met, if noteholders holding a majority of the outstanding principal amount of the notes instruct the trustee not to institute a legal action against the Company or the guarantors, no noteholder can directly institute such a legal action. The obligations of each guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance Matters."


     A Subsidiary's guarantee may be released in one of two ways:

     (1) If all of the capital stock of the guarantor is sold to a Person other than the Company, a Subsidiary, an Unrestricted Subsidiary or an Affiliate or

     (2)  If the Company designates the guarantor as an Unrestricted Subsidiary.


In either case, any guarantee or other obligation that the guarantor has for Indebtedness or Refinancing Indebtedness under the Credit Agreement or the Hydro Agreement must be released either before or at the same time as the release of the guarantee of the notes. See "-- Material Covenants -- Limitations on Asset Sales." "Incur" and "Refinancing Indebtedness" are defined on page 45.

     Under certain circumstances, the Company will be able to designate Restricted Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be "Subsidiaries" for purposes of the indenture and will not be subject to most of the restrictive covenants in the indenture. The Company currently has no Unrestricted Subsidiaries. When a Subsidiary is designated as an Unrestricted Subsidiary in compliance with the terms of the indenture, the obligations of the Subsidiary under its guarantee will be released without any further action on the part of the trustee, the Company, the Subsidiary, any other Subsidiary of the Company or any holder of the notes. For such a release to occur, however, any obligations of the Subsidiary on Indebtedness under the Credit Agreement, and/or any Refinancing Indebtedness Incurred in any Refinancing, or successive Refinancing, of that Indebtedness, and any guarantee by such Subsidiary of the Indebtedness under the Hydro Agreement, and/or any Refinancing Indebtedness Incurred in any Refinancing, or successive Refinancing, of that Indebtedness, must also be released. In addition, upon the designation of a Subsidiary as an Unrestricted Subsidiary, the Collateral Agent will release any Collateral of the Unrestricted Subsidiary in the manner contemplated by the security agreements. Again, this release is only possible if the Collateral is also released from the Hydro Agreement and all Collateral for the Credit Agreement is also released.

     The trustee will deliver written evidence any release of a Subsidiary from its guarantee at the request of the Company. Upon the release of any Subsidiary, the other Subsidiaries of the Company not so released will remain liable for the Company's obligations under the notes and the Subsidiaries' guarantee as and to the extent provided in the indenture.

Ranking of Notes and Guarantees

     The payment of principal, premium and interest, if any, on the notes and guarantees will rank senior in right and priority of payment to all Indebtedness of the Company or any of its Subsidiaries that by its terms is expressly subordinated to the notes. Subordinated debt includes the Indebtedness under the Hydro Agreement and the related guarantees by the Subsidiaries of the Hydro debt. The notes and the guarantees will rank equally in right and priority of payment with all other unsubordinated Indebtedness of the Company or any of its Subsidiaries, which includes the Indebtedness of the Subsidiaries of the Company under the Credit Agreement. Holders of secured obligations of the Company and its Subsidiaries, however, including the financial institutions party to the Credit Agreement but excluding the holder of the Indebtedness under the Hydro Agreement, will have claims to the assets securing these obligations that are prior to the claims of the holders of the notes.

Material Bankruptcy Limitations

     The Company is a holding company. It conducts substantially all of its business through its guarantor Subsidiaries. Holders of the notes will be creditors of each Subsidiary guarantor by virtue of its guarantee and the Lien granted to the holders of the notes on the Subsidiary's assets. Nonetheless, in the event of the bankruptcy of a Subsidiary guarantor, the Subsidiary's obligations under its guarantee and any Liens on the Subsidiaries' assets may be subject to avoidance under state and federal fraudulent transfer and conveyance laws. Among other things, these obligations may be avoided if a court concludes that the obligations were acquired for less than fair consideration or reasonably equivalent value at a time when the Subsidiary

     (1)  was insolvent,

     (2)  was rendered insolvent, or

     (3) was left with inadequate capital to conduct its business or debts that were beyond its ability to pay as they matured.

A court could conclude that a Subsidiary guarantor did not receive fair consideration or reasonably equivalent value to the extent that the total amount of its liability under its guarantee exceeds the economic benefits it receives from the offering of the notes. The obligations of each Subsidiary guarantor under its guarantee and any Liens on the Subsidiaries' assets will be limited in a manner intended to avoid fraudulent transfer or conveyance concerns under applicable law. We do not assure you, however, a court would give the holders of the notes the benefit of these provisions.

     If the obligations of a Subsidiary guarantor under its guarantee or any Lien granted to the holders of the notes are avoided, holders of notes would have to look to the assets of the Company and any remaining Subsidiaries of the Company for payment. We do not assure you such assets would be sufficient to pay the notes.

Optional Redemption

     The Company may not redeem the notes before December 15, 2002. On or after December 15, 2002, the Company may redeem all or a part of the notes, on not less than 15 nor more than 60 days notice, at the redemption prices, which are expressed as a percentage of principal amount below, plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning December 15, of the years indicated below:

                                   Redemption
          Year                       Price
          ----                     ----------
          2002....................  108.000%
          2003....................  105.333%
          2004....................  102.667%
          2005 and thereafter.....  100.000%

Offer to Purchase the Notes

     Under the indenture, if any Change of Control of the Company occurs on or before maturity, the Company will be required to make an offer to purchase from each holder all or any part of the holder's notes. If only a part is purchased, the Company will purchase the notes in multiples of $1,000. To be eligible to receive this payment, a holder of the notes must deliver and not withdraw a Change of Control Purchase Notice to the Company as provided in the indenture. The purchase date will occur 30 business days after the Change of Control (the "Change of Control Purchase Date"). The purchase price will be paid in cash and will equal 101% of the principal amount plus accrued and unpaid interest to the Change of Control Purchase Date (the "Change of Control Purchase Price").

     Some of the circumstances that would require the Company to make an offer to repurchase the notes on a Change of Control would also constitute an event of default under the Credit Agreement and the Hydro Agreement. In the event of such a default, the obligations of the Company under those agreements could be declared due and payable. In addition, the repurchase of the notes on a Change of Control could result in defaults under the Credit Agreement. See "Risk Factors -- Financing Change of Control Offer."

     Under some circumstances, the indenture will require the Company to make an offer to purchase specified portions of the notes if the Company has available Net Cash Proceeds as a result of Asset Sales. See "-- Material Covenants -- Limitations on Asset Sales." The Company's ability to pay cash to the holders of notes upon a Change of Control or Asset Sale may be limited by the Company's then existing financial resources.

     The indenture will require the Company to comply with all applicable federal securities laws, including Rule 14e-1 under the Exchange Act, in connection with any repurchase of notes upon a Change of Control or Asset Sales.

Selection and Notice

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis, by lot or by any method the trustee decides is fair and appropriate. No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of the note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Material Covenants

Limitations on Indebtedness

     The Company will not, and will not permit any of its Subsidiaries to create, acquire, issue, assume, guarantee or become liable in connection with, or extend the maturity of or become liable for the payment of, contingently or otherwise (collectively, "Incur"), any Indebtedness. The Company and the Subsidiaries, however, Incur Indebtedness, including guarantees, if, after giving effect to the Incurrence and the receipt and application of the proceeds from the Incurrence, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1, in the case of Indebtedness Incurred before December 15, 2001, and 2.25 to 1, in the case of Indebtedness Incurred on or after December 15, 2001.

     The paragraph above does not prohibit the following:

     (1) Indebtedness Incurred by the Company and its Subsidiaries under the notes;

     (2) Indebtedness Incurred by any of the Subsidiaries of the Company under the Credit Agreement in a total principal amount at any one time outstanding not to exceed the greater of (a) $90,000,000 or (b) the then amount of the Borrowing Base; letters of credit and bankers' acceptances are treated as having a principal amount equal to the maximum reimbursement obligations under them;

     (3) Indebtedness Incurred by the Company under the Hydro Agreement in a total original principal amount not to exceed $30,000,000, and guarantees by the Subsidiaries of the Company of this Indebtedness;

     (4) Indebtedness Incurred by any of the Subsidiaries of the Company payable solely to the Company or any Wholly Owned Subsidiary;

     (5) Indebtedness Incurred by a Person before the date on which it becomes a Subsidiary of the Company, other than Indebtedness Incurred by the Person as part of, or in contemplation of, it becoming a Subsidiary of the Company, provided that the holders of this Indebtedness do not have at any time any recourse to any property or assets of the Company and its Subsidiaries other than the property and assets of the acquired Person and its Subsidiaries;

     (6) Indebtedness ("Refinancing Indebtedness") Incurred by the Company or any of its Subsidiaries that serves to Refinance, in whole or in part, any Indebtedness permitted by this paragraph (other than by clause (4) or (8)) or by the immediately preceding full paragraph (the "Refinanced Indebtedness"), or any one or more successive Refinancings of any of the Indebtedness; provided, however, that:

          (a) the total Refinancing Indebtedness does not exceed the total Refinanced Indebtedness, including accrued interest, the amount of any premium required to be paid as part of the Refinancing under the terms of the Refinanced Indebtedness or the amount of any reasonable and customary premium determined by the Company to be necessary to accomplish the Refinancing by means of a redemption, tender offer, privately negotiated transaction or other similar transaction, and an amount equal to the reasonable fees and expenses in connection with the Incurrence of the Refinancing Indebtedness;

          (b) neither the Company nor any of its Subsidiaries is an obligor of the Refinancing Indebtedness, except to the extent that such Person

               (I)  was an obligor of the Refinanced Indebtedness or

               (II) is otherwise permitted, at the time the Refinancing
                    Indebtedness is Incurred, to be an obligor of the Refinancing Indebtedness; and

          (c) in the case of any Refinanced Indebtedness that is subordinated by its terms in right and priority of payment to the notes or any Guarantee, the Refinancing Indebtedness

               (I) has a final maturity and weighted average maturity at least as long as the Refinanced Indebtedness and

               (II) is subordinated by its terms in right and priority of payment to the notes or the guarantee at least to the same extent as such Refinanced Indebtedness;

     (7) Indebtedness in a total original principal amount not to exceed $15,000,000 Incurred by the Company, Northwest Aluminum Company or Northwest Aluminum Specialties to fund capital improvements projects at Northwest or Specialties, and guarantees by the Subsidiaries of the Company of this Indebtedness, provided that the Indebtedness and the guarantees are subordinated in right and priority of payment to the notes and the guarantees on terms no less favorable to the holders of the notes than those applicable to the Indebtedness under and guarantees of the Hydro Agreement as in effect on the date of the indenture, and further provided that this Indebtedness has a final maturity date no earlier than one year following the stated maturity of the notes and provides for payments of principal and interest on terms no less favorable to the holders of the notes than those contained in the Hydro Agreement;

     (8) Indebtedness Incurred by the Company or any of its Subsidiaries under Aluminum Hedging Obligations entered into in the ordinary course of business and not for speculative purposes in reasonable relation to the Company's or the Subsidiary's business; and

     (9) other Indebtedness Incurred by the Company in a total combined principal amount which does not exceed $5,000,000 at any time outstanding, and guarantees by Subsidiaries of the Company of this Indebtedness.

     The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Subsidiary of the Company, provided that the conditions specified in the definition of "Unrestricted Subsidiary" are met. A redesignation will be treated as an Incurrence by the Company or its Subsidiaries of the Indebtedness of the redesignated Subsidiary, to the extent that the Indebtedness does not already constitute Indebtedness of the Company or any of its Subsidiaries for purposes of this covenant as of the date of the redesignation.

     Any Indebtedness of any other Person existing at the time the Person becomes a Subsidiary of the Company or secured by a Lien on any assets acquired by the Company or any Subsidiary of the Company will be considered, for purposes of this covenant, other than clause (5) above, to be Incurred at the time the Person becomes a Subsidiary or at the time the assets are acquired.

     The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness that is subordinated by its terms in right and priority of payment to any other Indebtedness of the Company or its Subsidiaries unless the Indebtedness is also subordinated by its terms in right and priority of payment to the notes and the guarantees on substantially identical terms. No Indebtedness of the Company or any Subsidiary of the Company will be considered to be subordinated in right and priority of payment to any other Indebtedness of the Company or the Subsidiary solely by virtue of being unsecured or unguaranteed.

Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments

     The Company will not

     (1) declare or pay any dividend or make any distribution on, or permit any of its Subsidiaries to declare or pay any dividend or make any distribution on, its Capital Stock, other than dividends payable in Capital Stock of the Company which is not Disqualified Stock, provided that any Subsidiary of the Company may pay dividends or make distributions to the Company or any other Wholly Owned Subsidiary,

     (2) make or permit any of its Subsidiaries to make any payment on account of the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company or any of its Subsidiaries, provided that any Subsidiary of the Company may purchase Capital Stock of the Subsidiary from the Company or any Wholly Owned Subsidiary and the purchase will not be a Restricted Payment or a Restricted Investment,

     (3) make or permit any of its Subsidiaries to make any principal payment on, or any prepayment, purchase, redemption or other acquisition or retirement for value of, any Indebtedness of the Company or any of its Subsidiaries that is subordinated by its terms in right and priority of payment to the notes or any guarantee, provided that any Subsidiary of the Company may pay, prepay, purchase, redeem or otherwise acquire or retire any of the Indebtedness of the Subsidiary payable to the Company or any other Wholly Owned Subsidiary (each of the payments described in clauses (1), (2) and (3), a "Restricted Payment"),

     (4) make or permit any of its Subsidiaries to make any Restricted Investment, or

     (5) make or permit any of its Subsidiaries to make any Unrestricted Subsidiary Investment, unless at the time of, and immediately after giving effect to, each Restricted Payment, Restricted Investment or Unrestricted Subsidiary Investment:

          (a)  there is no existing or pending Event of Default; and

          (b) the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1 until December 15, 2001, and 2.25 to 1 after December 15, 2001; and

          (c)  the sum of:

               (I) the total amount expended for all Restricted Payments after the date of the indenture,

               (II) the total amount expended for all Restricted Investments after the date of the indenture minus (A) to the extent any Restricted Investment made after the date of the indenture is sold for or otherwise liquidated or repaid in cash, the lesser of the cash return of capital for the Restricted Investment, minus the cost of disposal, if any, and the initial amount of the Restricted Investment, and (B) the amount of any guarantee or similar contingent obligation that constitutes a Restricted Investment made after the date of the indenture, to the extent it has been released, and

              (III) the total amount of Unrestricted Subsidiary Investments
                    Outstanding

              would not exceed the sum of:

               (IV) 50% of the Consolidated Net Income of the Company, or, if
                    the total Consolidated Net Income of the Company for any period is a deficit, minus 100% of the deficit, accrued on a cumulative basis for the period, taken as one accounting period, from January 1, 1999 to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time the Restricted Payment, Restricted Investment or Unrestricted Subsidiary Investment is being made,

               (V) the total net proceeds, including the Fair Market Value of property other than cash, received by the Company as capital contributions to the Company, other than from a Subsidiary or an Unrestricted Subsidiary of the Company, after the date of the indenture, or from the issue or sale, other than to a Subsidiary or an Unrestricted Subsidiary of the Company, after the date of the indenture, of Capital Stock of the Company other than Disqualified Stock, excluding any net proceeds of a Qualified Equity Offering to the extent used to redeem any part of the notes, or from the issue or sale, other than to a Subsidiary or an Unrestricted Subsidiary of the Company, after the date of the indenture, of any debt or other security of the Company convertible into or exercisable for such Capital Stock that has been so converted or exercised, and

               (VI) 50% of any dividends or other distributions consisting of cash received by the Company or a Wholly Owned Subsidiary after the date of the indenture from any Unrestricted Subsidiary to the extent that these dividends or other distributions are not required to reduce the amount of the Unrestricted Subsidiary Investments Outstanding to zero.

In each case, the amount expended for Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments, if paid in property other than in cash or a sum certain guaranteed, will be the Fair Market Value of the property.

     The preceding provisions will not be violated by:

     (1) the payment of any dividend or distribution or the redemption of any securities within 60 days after the date of declaration of the dividend or distribution or the giving of the formal notice by the Company of the redemption, if at the date of declaration of the dividend or distribution or the giving of the formal notice of the redemption, the dividend, distribution or redemption would have been permitted;

     (2) the retirement of any shares of the Company's Capital Stock by exchange for, or out of the proceeds of, the substantially concurrent sale, other than to a Subsidiary or an Unrestricted Subsidiary of the Company, of other shares of its Capital Stock other than Disqualified Stock or out of the proceeds of a substantially concurrent capital contribution to the Company, other than by a Subsidiary or an Unrestricted Subsidiary of the Company; provided, however, that, to the extent the proceeds are so used, the sale of Capital Stock or capital contribution will be excluded in determining the total net proceeds received by the Company referred to under clause 5(c)(V) of the preceding full paragraph;

     (3) the payments provided for by clauses (2) and (3) of the second paragraph under "-- Restrictions on Transactions with Affiliates and Unrestricted Subsidiaries";

     (4) principal payments on, or any prepayment, purchase, redemption or other acquisition or retirement for value of, Indebtedness of the Company or any of its Subsidiaries that is subordinated by its terms in right and priority of payment to the notes or any guarantee with the proceeds from the substantially concurrent Incurrence of any Refinancing Indebtedness permitted by clause (6) of the second paragraph described under "-- Limitations on Indebtedness," other than Refinancing Indebtedness payable to the Company or any of its Subsidiaries or Unrestricted Subsidiaries; provided, however, that, to the extent the proceeds are so used, the proceeds, upon any conversion of the Refinancing Indebtedness into Capital Stock, will not be included in determining the total net proceeds received by the Company referred to under clause 5(c)(V) of the preceding full paragraph;

     (5) principal payments on, or any prepayment, purchase, redemption or other acquisition or retirement for value of, any Indebtedness of the Company or any of its Subsidiaries that is subordinated by its terms in right and priority of payment to the notes or any guarantee by exchange for, or out of the proceeds of, the substantially concurrent sale, other than to a Subsidiary or an Unrestricted Subsidiary of the Company, of Capital Stock of the Company other than Disqualified Stock or out of the proceeds of a substantially concurrent capital contribution to the Company, other than by a Subsidiary or an Unrestricted Subsidiary of the Company; provided, however, that, to the extent the proceeds are so used, the sale of Capital Stock or capital contribution will be excluded in determining the total net proceeds received by the Company referred to under clause 5(c)(V) of the preceding full paragraph;

     (6) (a) from time to time during or following the end of any fiscal quarter during which the Company is an "S Corporation" within the meaning of Section 1361 of the Internal Revenue Code of 1986, a "qualified subchapter S subsidiary" within the meaning of Section 1361(b)(3)(B) of the Code, or a Person who has elected to be taxed as a pass-through entity or otherwise ignored for federal income tax purposes, cash distributions by the Company to its shareholders in an amount equal to the maximum amount sufficient to cover payment of the expected federal and state income taxes attributable to the direct or indirect ownership of the Company's common stock, based on the highest federal and state income tax rates that could be applicable to any holder of such common stock, as determined through the end of the fiscal quarter in question plus any penalties or interest, and

          (b) if, subsequent to any year in which the Company or any Subsidiary of the Company was an "S Corporation," a "qualified subchapter S subsidiary" or a Person who has elected to be taxed as a pass-through entity or otherwise ignored for federal income tax purposes, any taxing authority or court shall finally determine, including by way of settlement or stipulation, that additional federal or state income taxes or any penalties or interest are payable by the holders of the Company's or the Subsidiary's common stock for income of the Company or the Subsidiary during that year, cash distributions to the holders in an additional amount sufficient to pay the additional federal or state income taxes plus any penalties or interest;

          provided, however, that, in the case of either clause (a) or (b), in no event shall amounts so distributed after the date of the indenture for any year exceed the actual amount of federal and state income taxes, including any penalties or interest, or additional income taxes, including any penalties or interest, for the year on the income attributable to the ownership of the Company's or the Subsidiary's common stock; provided, further, that for purposes of clause 5(c)(IV) in the full preceding paragraph, Consolidated Net Income of the Company shall be reduced by an amount equal to any cash distributions made to pay any penalties or interest in connection with any federal and state income taxes under these clauses (6)(a) or (b);

     (7) the repurchase by Goldendale Holding Company of shares of its preferred stock outstanding on the date of the indenture; provided, however, that the total amount paid to repurchase such preferred stock does not exceed $30,500,000, plus any accrued and unpaid dividends; and provided, further, that, immediately after giving effect to the repurchase there is no existing or pending Event of Default, and the Company could take on $1.00 of

          Indebtedness under the first paragraph of the covenant described under "-- Limitations on Indebtedness"; and

     (8) the making by the Company or any Subsidiary of the Company of Restricted Payments in addition to those permitted by any other clause of this paragraph or by the first full paragraph of this covenant in a total amount not exceeding $1,000,000.

     No payments and other transfers made under clauses (2) through (7), except as provided in clause (6), of the preceding paragraph will reduce the amount available for Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments under the first full paragraph of this covenant. Payments made under clause (1) or (8) and as specified in clause (6) of the preceding paragraph will reduce the amount available for Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments under the first full paragraph of this covenant.

     The Company's board of directors may designate a Subsidiary as an Unrestricted Subsidiary if

     (1)  after the designation, no Event of Default exists,

     (2) after the designation, the Company could take on $1.00 of Indebtedness as described in the first paragraph of "-- Material Covenants -- Limitations on Indebtedness,"

     (3) the Subsidiary does not own any stock of the Company or another Subsidiary of the Company at the time of or after the designation and

     (4) the Subsidiary is not a party to any transaction with the Company or another Subsidiary of the Company at the time of designation unless the transaction is permitted as described under "-- Material Covenants -- Restrictions on Transactions with Affiliates and Unrestricted Subsidiaries."


In addition, the Unrestricted Subsidiary Investments discussed below must be permitted for the designation to be allowed.

     The Company's ability to designate a Subsidiary as an Unrestricted Subsidiary allows it to more freely pursue additional financing for future projects. To the extent the Company participates in projects that require financing in addition to the notes, the Company may need the ability to create subsidiaries that can pursue such project financing without being subject to the restrictions of the indenture and the obligations under the guarantees. A subsidiary that is not subject to the restrictions of the indenture and the guarantees may be able to procure project financing more easily than a subsidiary that has guaranteed the notes.

     All outstanding Unrestricted Subsidiary Investments in a Subsidiary that has been designated as an Unrestricted Subsidiary will be Unrestricted Subsidiary Investments Outstanding at the time of the designation. These Unrestricted Subsidiary Investments Outstanding will reduce the amounts available for Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments as described under the first full paragraph of this section. These Unrestricted Subsidiary Investments which will be deemed to have been made when the designation occurs, will be equal to the greater of


     (1) the net book value of the Unrestricted Subsidiary Investments when the designation occurs and

     (2) the Fair Market Value of the Unrestricted Subsidiary Investments when the designation occurs.

Restrictions on Transactions with Affiliates and Unrestricted Subsidiaries

     The Company will not, and will not permit any of its Subsidiaries to, enter into any transaction or series of related transactions with any Affiliate or Unrestricted Subsidiary of the Company, unless

     (1) the terms of the transaction are no less favorable to the Company or the Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction with an unrelated Person,

     (2) if the amount of the transaction or the total amount of a series of related transactions is greater than $1,000,000, the transaction or series of related transactions shall have been approved as meeting such standard, in good faith, by a majority of the disinterested members of the Board of Directors of the Company, as evidenced by a resolution of the Board of Directors of the Company, and

     (3) if the amount of the transaction or the total amount of a series of related transactions is greater than $5,000,000, the Company or the Subsidiary shall have received an opinion that the transaction or series of related transactions is fair to the Company or the Subsidiary from a financial point of view, from an independent investment banking, appraisal or accounting firm of national standing selected by the Company, which, in the good faith judgment of the Board of Directors of the Company, is qualified to perform this task.

     The provisions contained in the preceding paragraph will not apply to

     (1) the making of any Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments otherwise permitted by the covenant

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
          described under "-- Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments,"

     (2) compensation in the form of reasonable director's fees and reimbursement or advancement of reasonable out-of-pocket expenses paid to any director of the Company or its Subsidiaries for services rendered in that Person's capacity as a director and indemnification and directors' and officers' liability insurance provided in connection with the position of director, and

     (3) compensation, reimbursement of expenses and amounts arising from liabilities related to corporate affairs and other benefits paid or provided to officers and employees of the Company or its Subsidiaries for services rendered consistent with the Company's practices on the date of the indenture or comparable to those generally paid or provided by entities engaged in the same or similar businesses, including reimbursement or advancement of reasonable out-of-pocket business expenses and the provision of directors' and officers' liability insurance.

Limitations on Liens

     The Company will not, and will not permit any of its Subsidiaries to, create, become liable for, assume or allow to exist any Lien upon any of its assets, including without limitation the Pledged Shares, to secure any Indebtedness or obligations other than the notes, unless the notes are equally and proportionately secured on a senior basis for so long as the secured Indebtedness or obligations are so secured.

     There will not, however, be any prohibitions against:

         (1) Liens on the assets of the Subsidiaries of the Company, other than the Collateral, securing Indebtedness under the Credit Agreement permitted by clause (2) of the second paragraph of the covenant described under "-- Limitations on Indebtedness";

         (2) Liens on the Collateral securing Indebtedness under the Hydro Agreement permitted by clause (3) of the second paragraph of the covenant described under "-- Limitations on Indebtedness," provided that these Liens are subordinated to the Liens on the Collateral on terms substantially identical to those in effect on the date of the indenture;

         (3)      Liens in favor of the Company or any Wholly Owned Subsidiary;

         (4) Liens on assets of a Person existing at the time the Person is merged into or with the Company or any Subsidiary of the Company, provided that these Liens were not created in connection with or in contemplation of the merger and do not extend to any other assets, other than Improvements to or on those assets and any proceeds of these assets, of the Company or any Subsidiary of the Company;

         (5) Liens on assets existing at the time of acquisition of the assets by the Company or any Subsidiary of the Company, provided that these Liens were not created in connection with or in contemplation of the acquisition and do not extend to any other assets, other than Improvements to or on those assets and any proceeds of these assets, of the Company or any Subsidiary of the Company;

         (6)      Liens securing Refinancing Indebtedness permitted by clause
                  (6) of the second paragraph of the covenant described under "-- Limitations on Indebtedness" and Incurred to Refinance, or successively Refinance, any Indebtedness secured by Liens permitted by this paragraph, other than by clause (3) or (8) of this paragraph, provided that the Liens securing the Refinancing Indebtedness are not attached to any assets, which may be by category or type. of the Company or any Subsidiary of the Company other than those securing the Indebtedness so Refinanced;

         (7)      Permitted Liens; and

         (8) Liens on assets of the Company or the Subsidiaries, other than the Pledged Shares, in addition to those permitted by clauses
                  (1) through (7), securing Indebtedness or obligations in a total amount at any time outstanding not exceeding $5,000,000.

The notes will be considered equally and proportionately secured on a senior basis with any other Lien if the Lien securing the notes is of at least equal priority and covers the same assets as the other Lien, provided that, if the Indebtedness or obligations secured by the other Lien are expressly subordinated in right and priority of payment by their terms to the notes or any guarantee, the Lien securing the notes shall be senior to the other Lien.

Subsidiary Guarantees

     The indenture provides that, if any Person becomes a Subsidiary of the Company after the date of the indenture, including as a result of any merger or other acquisition or any designation by the Board of Directors of the Company, the Company will

     (1) execute and deliver to the trustee, and cause each Person, and, in the event the Company owns any of the Capital Stock of the Person indirectly through one or more other Subsidiaries of the Company, each of the other Subsidiaries, to execute and deliver to the trustee, a supplemental indenture complying with the requirements of the indenture satisfactory in form to the trustee under which

          (a) the Person will be named as an additional Subsidiary of the Company subject as such to the terms of the indenture, including without limitation the provisions described under "-- The Subsidiary Guarantees," and

          (b) all of the issued and outstanding Capital Stock of the Person owned by the Company or any Subsidiary of the Company together with all income, benefits and rights derived from the Capital Stock and all proceeds from it will become subject to the Pledge under the indenture, and

     (2) deliver or cause the Subsidiaries to deliver to the trustee all certificates evidencing the Capital Stock, properly endorsed or accompanied by properly executed stock powers satisfactory in form to the trustee.

Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit its Subsidiaries to, create or otherwise allow to exist any consensual restrictions on the ability of any Subsidiary of the Company to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or any other Subsidiary of the Company or to make loans or advances or transfer any of its assets to the Company or any other Subsidiary of the Company; provided, however, that these restrictions shall not prohibit Permitted Dividend Encumbrances.

Limitations on Asset Sales

     The Company will not, and will not permit any of its Subsidiaries to, consummate any Asset Sale unless the Company or the Subsidiary receives consideration in connection with the Asset Sale at least equal to the Fair Market Value of the assets sold, transferred or otherwise disposed of and at least 75% of the consideration from the Asset Sale received by the Company or the Subsidiary, exclusive of agreements for reimbursement for loss or liability, is in the form of cash or Cash Equivalents, provided that this sentence shall not apply to the sale or disposition of assets as a result of a foreclosure, or a secured party taking ownership of such assets in lieu of foreclosure, or as a result of an involuntary proceeding in which the Company cannot, directly or through its Subsidiaries, direct the type of proceeds received. The amount of any liabilities of the Company or any Subsidiary of the Company, other than contingent liabilities and liabilities that are by their terms subordinated in right and priority of payment to the notes or any guarantee, that are actually assumed by the transferee in the Asset Sale under a customary agreement that substitutes the transferee as a party and releases the Company and its Subsidiaries from further liability will be treated as cash for purposes of determining the percentage of cash consideration received by the Company or its Subsidiaries.

     The Company will apply any Net Cash Proceeds received after the date of the indenture to

     (1) the prepayment of any Indebtedness of the Company, other than the notes or the Indebtedness under the Credit Agreement or any Refinancing Indebtedness Incurred in any Refinancing or successive Refinancing, entitled to receive payment under its terms, excluding Indebtedness that by its terms is subordinated in right and priority of payment to the notes or any guarantee (the "Specified Pari Passu Indebtedness"), unless those holders elect not to receive the prepayment; provided that, in the event any of the Indebtedness was Incurred under a revolving credit arrangement, the prepayment shall be accompanied by a permanent reduction of the commitment, and

     (2) an offer to purchase (an "Asset Sale Offer") the then outstanding notes on any business day occurring no later than 305 days after the receipt by the Company or any of its Subsidiaries of the Net Cash Proceeds (the "Asset Sale Purchase Date"), which date shall be deferred to the extent necessary to permit the Asset Sale Offer to remain open for the period required by applicable law, at a price (the "Asset Sale Purchase Price") equal to 100% of the principal amount of the outstanding notes together with accrued and unpaid interest, if any, to the Asset Sale Purchase Date under the provisions described below.

An Asset Sale Offer for the notes will be in a total principal amount (the "Asset Sale Offer Amount") equal to the Net Cash Proceeds, rounded down to the nearest $1,000, from the Asset Sales to which the Asset Sale Offer relates multiplied by a fraction, the numerator of which is the principal amount of the notes outstanding, determined as of the close of business on the day immediately preceding the date notice of the Asset Sale Offer is mailed, and the denominator of which is the principal amount of the notes outstanding plus the total principal amount of Specified Pari Passu Indebtedness outstanding, determined as of the close of business on the day immediately preceding the date notice of the Asset Sale Offer is mailed. If

     (1)  no Specified Pari Passu Indebtedness is outstanding or

     (2) the holders of this Indebtedness entitled to receive payment elect not to receive the payments provided for in the previous sentence, or

     (3) the application of such Net Cash Proceeds results in the complete prepayment of this Indebtedness,

then in each case any remaining portion of such Net Cash Proceeds will be required to be applied to an Asset Sale Offer to purchase the notes.

     Notice of an Asset Sale Offer will be mailed by the Company to all holders at their last registered address within 275 days of the receipt by the Company or any of its Subsidiaries of any Net Cash Proceeds. The Asset Sale Offer shall remain open from the time of mailing until the last business day before the Asset Sale Purchase Date, but in no event for a period less than the greater of

         (1) 24 days or

         (2) that required by applicable law.

The notice shall state, among other things,

     (1) that holders will be entitled to withdraw their election if the trustee receives, not later than one business day before the Asset Sale Purchase Date, a telegram, telex, facsimile transmission or letter stating the name of the holder, the principal amount of the notes the holder delivered for purchase, the certificate number of each note the holder delivered for purchase and a statement that the holder is withdrawing his, her or its election to have the notes purchased and

     (2) that if notes in a principal amount in excess of the Asset Sale Offer Amount are surrendered under the Asset Sale Offer, the Company shall purchase notes on a pro rata basis, with adjustments the Company considers appropriate so that only notes in denominations of $1,000 or integral multiples of $1,000 will be acquired.

     The Company will not be required to make an Asset Sale Offer until the total amount of Net Cash Proceeds to be applied under this covenant exceeds $10,000,000, and then the total amount of such Net Cash Proceeds shall be required to be applied as required by this covenant. In no event will any Net Cash Proceeds that are applied to an Asset Sale Offer be required to be applied to more than one Asset Sale Offer.

     The Company will have no obligation to make an Asset Sale Offer if, and to the extent, the Company or any of its Subsidiaries commits within 270 days of the receipt of any Net Cash Proceeds to reinvest, whether by acquisition of an existing business or expansion, including without limitation capital expenditures, the Net Cash Proceeds in one or more of the lines of business, including capital expenditures, in which the Company or its Subsidiaries were engaged on the date of the indenture or any business reasonably related to those lines of business, provided that the Net Cash Proceeds are substantially used for those purposes or committed to be used for those purposes no later than 365 days following receipt of the Net Cash Proceeds.

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
Limitations on Unrestricted Subsidiaries

     The Company will not permit any of its Unrestricted Subsidiaries to guarantee or otherwise provide credit support for any Indebtedness of the Company or any of its Subsidiaries.

Conduct of Business

     The Company will not, and will not permit any of its Subsidiaries to, engage in any businesses other than lines of business in which the Company or any of its Subsidiaries is engaged on the date of the indenture and any business reasonably related to those lines of business, as determined in good faith by the Company's Board of Directors.

Limitations on Issuances and Sales of Capital Stock of Subsidiaries

     The Company will not, and will not permit any of its Subsidiaries to, sell, transfer or otherwise dispose of any Capital Stock of any Subsidiary to any Person if as a result of the sale, transfer or disposition the Subsidiary will cease to be a Subsidiary, and will provide further that any permitted sale, transfer or disposition will comply with the terms of the indenture, including without limitation the covenant described under "-- Limitations on Asset Sales."

Payments for Consent

     The Company will not, and will not permit any of its Subsidiaries or Unrestricted Subsidiaries to pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of a note for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes or any guarantee, unless the consideration is offered to be paid or is paid to all holders of the notes that so consent, waive or agree to amend in the time frame described in the solicitation documents relating to the consent, waiver or amendment.

Maintenance of Corporate Existence

     Except as otherwise provided or permitted in the indenture, the Company will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each Subsidiary of the Company; provided, however, that any Wholly Owned Subsidiary may liquidate or dissolve as provided by the laws of the state where it was formed.

Maintenance of Insurance

     Until the notes have been paid in full, the Company and the Subsidiary guarantors will, and will cause their Subsidiaries to, have and maintain in effect insurance with responsible carriers against risks and in amounts as is customarily carried by similar businesses with terms and provisions that are customarily carried by similar businesses of similar size, including, without limitation, property and casualty.

SEC Reports

     The Company will file with the trustee, within 15 days after it is required to file them with the Securities and Exchange Commission, copies of the annual reports and of the information, documents and other reports, or copies of such portions of any of these materials as the SEC may by rules and regulations prescribe, that the Company is required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934. If the Company is not subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act, the Company shall nonetheless file with the trustee copies of annual reports and information, documents and other reports that it would file if it were subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act. In addition, the Company and its Subsidiaries will agree that, for so long as any Restricted Securities remain outstanding, they will furnish to the holders of the notes and to securities analysts and prospective investors, upon request, the information required to be delivered under Rule 144A(d)(4) under the Securities Act of 1933.

Merger

     The Company will not merge with or into any other entity or sell or convey, or permit any of its Subsidiaries to sell or convey, all or substantially all of the Company's property, determined on a consolidated basis for the Company and its Subsidiaries, to any other entity, whether in a single transaction or a series of related transactions. The entity formed by or surviving any such merger, or to which such sale or conveyance shall have been made, whether the Company or such other entity, shall be referred to as the "surviving corporation." The Company may take these actions if

     (1) immediately after giving effect to such merger, sale or conveyance, there is no existing or pending Event of Default,

     (2) the surviving corporation is a corporation organized under the laws of the United States or any of its individual states,

     (3) immediately after giving effect to the merger, sale or conveyance, the surviving corporation could take on $1.00 of Indebtedness under the first paragraph of the covenant described under "-- Limitations on Indebtedness,"

     (4) the surviving corporation if other than the Company expressly assumes the obligations of the Company under the notes and the indenture by supplemental indenture complying with the requirements of the indenture satisfactory in form to the trustee,

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
     (5) the surviving corporation if other than the Company expressly assumes the obligations of the Company under the security agreements and the registration rights agreement and

     (6) immediately after giving effect to the merger, sale or conveyance, the surviving corporation has a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to the transaction.

     Except as explained in the immediately succeeding paragraph, no Subsidiary of the Company, other than a Subsidiary the guarantee of which is to be released in any transaction complying with the covenant described under "-- Limitations on Asset Sales," will merge with or into any other entity, unless

     (1) immediately after giving effect to the merger, there is no existing or pending Event of Default,

     (2) the surviving corporation is a Subsidiary of the Company organized under the laws of the United States or any of its individual states,

     (3) immediately after giving effect to the merger, the Company could take on $1.00 of Indebtedness under the first paragraph of the covenant described under "-- Limitations on Indebtedness,"

     (4) the surviving corporation if other than the Subsidiary expressly assumes the obligations of the Subsidiary under the security agreements and the indenture, including the obligations of the Subsidiary under its guarantee, by supplemental indenture complying with the requirements of the indenture satisfactory in form to the trustee, and

     (5) immediately after giving effect to the merger, the surviving corporation has a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Subsidiary immediately prior to such transaction.

     Notwithstanding the immediately preceding paragraph,

     (1) a Wholly Owned Subsidiary of the Company may merge with or into the Company, provided that the Company is the surviving corporation, and

     (2) a Wholly Owned Subsidiary of the Company may merge with or into any other Wholly Owned Subsidiary.

No Amendment to Subordination Provisions

     Without the consent of the Holders of at least a majority of the total principal amount of the notes then outstanding, the Company will not amend, modify or alter the Hydro Agreement in any way that will

     (1) increase the rate of or change the time for payment of interest on any Hydro Subordinated Debt,

     (2) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any Hydro Subordinated Debt and

     (3) alter the redemption provisions or the price or terms at which the Company is required to offer to purchase the Hydro Subordinated Debt.

The Company also will not agree or consent to or take any other act to affect the subordination of the Hydro Subordinated Debt relative to the notes.

Release of Collateral

     Under the security agreements, the Collateral of a Subsidiary may be released in one of three ways:

     (1) If all of the capital stock of the guarantor is sold to a Person other than the Company, a Subsidiary, an Unrestricted Subsidiary or an Affiliate,

     (2) If the Collateral is sold to a Person other than the Company, a Subsidiary, an Unrestricted Subsidiary or an Affiliate or

     (3)  If the Company designates the guarantor as an Unrestricted Subsidiary.

Defaults and Certain Rights on Default

     Each of the following is an Event of Default:

     (1) a default in the payment of principal, Change of Control Purchase Price, Asset Sale Purchase Price or premium for the notes when due and payable,

     (2) a default for 30 days in payment of any installment of interest on any of the notes,

     (3) a failure on the part of the Company to observe or perform in any material respect the provisions described under "--Material Covenants -- Limitations on Indebtedness," "-- Material Covenants -- Limitations on Restricted

          Payments, Restricted Investments and Unrestricted Subsidiary Investments," "-- Material Covenants -- Limitations on Liens," "--Material Covenants -- Limitations on Asset Sales," "-- Material Covenants -- Merger," "-- Material Covenants -- No Amendment to Subordination Provisions" or "-- Offer to Purchase the Notes,"

     (4) a failure on the part of the Company to observe or perform in any material respect any other of the covenants or agreements on the part of the Company in the notes or in the indenture for a period of 60 days after the date on which written notice of the failure, which notice must specify the failure, demand it be remedied and state that the notice is a "Notice of Default," shall have been given to the Company by the trustee by registered or certified mail, which notice the trustee may give at its discretion and will give upon receipt of requests to do so by the holders of at least 25% of the total principal amount of the notes at the time outstanding, or to the Company and the trustee by registered or certified mail by the holders of at least 25% of the total principal amount of the notes at the time outstanding,

     (5) a default under any mortgage, indenture or instrument under which there may be issued, secured or evidenced any Indebtedness of the Company or any of its Subsidiaries, whether the Indebtedness now exists or shall be created after the date of the indenture, which default

          (a) in the case of a failure to make payment on any Indebtedness, shall not have been waived, cured or otherwise ceased to exist before the expiration of the applicable grace period for the Indebtedness, or

          (b) in the case of any default other than a payment default referred to in clause (a), shall have resulted in the Indebtedness becoming or being declared due and payable before the date on which it would otherwise have become due and payable, provided that the total principal amount of all Indebtedness which is in default exists exceeds $10,000,000;

     (6) a breach by the Company or any guarantor of any material representation or warranty listed in the security agreements, or, subject to notice and grace periods provided for in the applicable security agreements, a default by the Company or any guarantor in the performance of any covenant in the security agreements, or a repudiation by the Company or any guarantor of its obligations under the security agreements or the unenforceability of the security agreements against the Company or any guarantor for any reason;

     (7) a final judgment which, together with other outstanding final judgments against the Company and its Subsidiaries, exceeds a total of $10,000,000, to the extent the judgments are not covered by valid and collectible insurance from solvent unaffiliated insurers or uncontested reimbursement of the judgment from solvent unaffiliated parties, shall be entered against the Company and/or its Subsidiaries and, within 60 days after entry of the final judgment, judgments exceeding that amount shall not have been paid or the execution of the judgments stayed pending appeal or, within 60 days after the expiration of any stay, the judgments exceeding such amount shall not have been paid or execution of those judgments further stayed;

     (8) certain events of bankruptcy, insolvency, receivership or reorganization of the Company or any of its Subsidiaries and

     (9) other than a valid release of a guarantee as described under "-- The Subsidiary Guarantees," a guarantee having been held unenforceable or invalid for any Subsidiary of the Company by a final non-appealable order or judgment issued by a court or having ceased for any reason to be in full force and effect for any Subsidiary of the Company, or any Subsidiary of the Company or any Person acting by or on behalf of any Subsidiary of the Company having denied or refused to abide by its obligations under a guarantee.

     In the case of any Event of Default occurring by reason of any intentional action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes under the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law when the notes become immediately due and payable. If an Event of Default occurs before December 15, 2002 by reason of any intentional action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to December 15, 2002, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the notes becoming immediately due and payable.

     If an Event of Default occurs and continues, either the trustee or the holders of at least 25% of the total principal amount of the notes then outstanding may declare the entire principal of and interest on the notes to be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization, principal of and interest on the notes will become due and payable without necessity of action on the part of the trustee or the holders of the notes. The holders of a majority of the total principal amount of the notes then outstanding may waive any past default under the indenture and all of its consequences on behalf of the holders of all of the notes. This is not the case if the notes become immediately due and payable automatically as a result of certain events of bankruptcy, insolvency, receivership or reorganization. Nor is this the case if a default in the payment of principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price or interest on any of the notes, other than solely as a result of the notes becoming immediately due and payable, or a default under any covenant or provision of the indenture which under the provisions described in "-- Modification of the Indenture or Security Agreements" cannot be modified or amended without the consent of the holder of each outstanding note. In the case of any waiver, the Company, the trustee and the holders of the notes will be restored to their former positions and rights under the indenture; but no waiver shall extend to any subsequent or other default or impair any right consequent on such default.

Modification of Indenture or Security Agreements

     With the consent of the holders of not less than a majority in total principal amount of the outstanding notes, the trustee and the Company may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the indenture or modify in any manner the rights of the holders of the notes; provided, however, that, without the consent of each holder of an outstanding note affected, no such supplemental indenture will

     (1) extend the stated maturity of any note, reduce the rate at which interest accrues on any note, extend the time or alter the manner of payment of interest on any note, reduce the principal amount of any note, alter the timing of or reduce any premium payable upon the redemption of any note, change the currency in which any payments are made on or in connection with any note, change the ranking or seniority of any note, or reduce the amount payable on any note in the event it becomes immediately due and payable or the amount of any note payable in bankruptcy, or

     (2) reduce the percentage of total principal amount of notes the consent of the holders of which is required for any supplemental indenture.

The Company and the trustee may, without the consent of any holder of the notes, amend or supplement the indenture for certain limited purposes, including to cure any ambiguity or to correct any defect or inconsistency in the indenture or to comply with any requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act. Without the consent of the holders of not less than 66 2/3% of the total principal amount of the outstanding notes, the Collateral Agent and the Company cannot

     (1)  amend the security agreements or

     (2) release any of the Collateral from a Lien or the security agreements, except under the provisions of a Lien or the security agreements.

Legal Defeasance and Covenant Defeasance

     The Company may, at its option, elect to have its obligations arising under the outstanding notes and the obligations of its Subsidiaries, including under any guarantees,

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
discharged ("Legal Defeasance"). This Legal Defeasance means that the Company will be considered to have paid and discharged the entire indebtedness represented, and the indenture will cease to be of further effect as to all outstanding notes and guarantees, except as to

     (1) rights of holders of the notes to receive payments on the principal of, premium, if any, and interest on the notes when the payments are due from the trust funds;

     (2) the Company's obligations arising under such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust;

     (3) the rights, powers, trust, duties, and immunities of the trustee, and the Company's obligations in connection with the trustee; and

     (4)  the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries arising under certain covenants that are described in the indenture released ("Covenant Defeasance") and subsequently any omission to comply with these obligations will not constitute an Event of Default under the terms of the notes. If a Covenant Defeasance occurs, certain events, not including non-payment, guarantees, bankruptcy, receivership, reorganization and insolvency events, described under "-- Defaults and Certain Rights on Default" will no longer constitute an Event of Default under the terms of the notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance,

     (1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, U.S. legal tender, Government Securities or a combination of all of these, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment or on the redemption date of the principal or installment of principal of, premium, if any, or interest on the notes, and the holders of notes must have a perfected security interest in the trust;

     (2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that

          (a) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or

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          (b)  since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based on that change the opinion of counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance had not occurred;

     (3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to such trustee confirming that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

     (4) there is no existing or pending Event of Default on the date of the deposit or, in so far as bankruptcy, insolvency, receivership or reorganization are concerned, at any time between the date of the deposit and the 91st day after the date of the deposit and the Company shall have delivered to the trustee an opinion of counsel, subject to the qualifications and exceptions as the trustee decides are appropriate, to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no holder of the notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally;

     (5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

     (6) the Company shall have delivered to the trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the notes over any other creditors of the Company or any of its Subsidiaries or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or any of its Subsidiaries or others; and

     (7) the Company shall have delivered to the trustee an Officers' Certificate and an opinion of counsel, each stating that the Company has complied with the conditions precedent provided for in, in the case of the Officers' Certificate, (1) through (6) and, in the case of the opinion of counsel, clauses (1),

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          regarding the validity and perfection of the security interest, and
          (5) of this paragraph.

     If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the notes when due, or if the transfer of the funds to the trustee is avoided as a preferential transfer, a fraudulent transfer, or otherwise, then the obligations of the Company and the Subsidiary guarantors under the indenture will be revived and no Covenant Defeasance will be considered to have occurred.

Concerning the Trustee

     U.S. Trust Company, National Association, is the trustee under the indenture and has been appointed by the Company as registrar and paying agent with regard to the notes.

     The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to some exceptions. The indenture provides that if an Event of Default occurs, and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless a holder shall have offered to the trustee security and a promise to reimburse it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing Law

     The indenture provides that it and the notes are governed by, and construed under, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Definitions

     Listed below are defined terms used in the indenture.

     "Affiliate" means any other Person in any way controlling or controlled by or under direct or indirect common control with a specified Person. For the purpose of this definition, "control" when used in relation to any specified Person means the possession of the power to direct the management and policies of that Person, in any way, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings similar to and based on this meaning of "control."

     "Aluminum Hedging Obligations" means monetary obligations of a Person under any options or futures contract, forward contract or other agreement or arrangement designed to

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
protect that Person or any of its Subsidiaries against fluctuations in prices of aluminum or raw materials related to the production of aluminum.

     "Asset Sale" means

     (1) any sale, transfer or other disposition, such as dispositions as part of a merger or sale and leaseback transaction, of any assets, other than cash or Cash Equivalents, on or after the date of the indenture by the Company or any of its Subsidiaries to any Person other than the Company or a Wholly Owned Subsidiary, and

     (2) the issuance by any Subsidiary of the Company on or after the date of the indenture of its Capital Stock to any Person other than the Company or a Wholly Owned Subsidiary;

provided, however, that, solely for the purposes of the definition of Consolidated Cash Flow Available for Fixed Charges, the term Asset Sale shall exclude dispositions as part of a sale and leaseback transaction if the lease under the sale and leaseback transaction is required to be classified and accounted for as a Capitalized Lease Obligation; and provided, further, that the following sales, transfers or other dispositions of assets will not be an "Asset Sale":

          (a) sales of inventory in the ordinary course of business of the Company and its Subsidiaries;

          (b)  o    trade-ins of any used equipment on replacement equipment or

               o sales, transfers or other dispositions of property no longer necessary for or useful in the proper conduct of the business of the Company and its Subsidiaries, the gross proceeds of which sales, transfers or other dispositions do not exceed $1,000,000 during any 12-month period; provided that the amount of the proceeds, to the extent consisting of property other than cash, to be the Fair Market Value of such property;

     (3) transfers or other dispositions resulting from the creation, Incurrence or assumption of any Lien not prohibited as described under "-- Material Covenants -- Limitations on Liens";

     (4) sales in the ordinary course of business of accounts receivable as to which collection is doubtful based on past practice;

     (5) sales, transfers or other dispositions in connection with any merger of the Company or any of its Subsidiaries or sale or conveyance of all or substantially all of the property of the Company, determined on a consolidated

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
          basis, in compliance with the description under "-- Material Covenants -- Merger";

     (6) sales, transfers or other dispositions which are Restricted Investments, Restricted Payments or Unrestricted Subsidiary Investments permitted as described under "-- Material Covenants -- Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments";

     (7) sales, transfers or other dispositions of the 105 megawatt General Electric steam turbine generator and related generator power transformers and other related assets held for sale by Goldendale Aluminum Company on the date of the indenture; and

     (8) the surrender or waiver of contract rights, or settlement, release or surrender of contract, tort or other claims of any kind.

     "Attributable Debt" means, as of the date of completion of a sale and leaseback transaction, the greater of

     (1) the Fair Market Value of the property subject to the sale and leaseback transaction and

     (2) the present value, discounted at the interest rate borne by the notes, compounded semi-annually, of the total obligations of the lessee for rental payments during the remaining term of the lease, including extensions, included in the sale and leaseback transaction.

     "Borrowing Base" means, at any time, the sum of

     (1) up to 85% of the then book value net of reserves of the eligible accounts of the Company and its Subsidiaries on a consolidated basis arising from the sale of inventory in the ordinary course of business, plus

     (2) up to 75% of the then book value of the eligible finished aluminum inventory of the Company and its Subsidiaries on a consolidated basis, plus

     (3) up to 50% of the eligible other inventory of the Company and its Subsidiaries on a consolidated basis, all as determined under GAAP.

     "Capital Stock" means any and all shares, interests, participations or other equivalents of capital stock, partnership or member interests or other undivided ownership interests in a Person, and warrants, options or similar rights, other than, except for purposes of the description under "-- Material Covenants -- Subsidiary Guarantees" and "-- Security," debt

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securities convertible into Capital Stock, to acquire the Capital Stock, partnership or member interests or other undivided ownership interests in that Person.

     "Capitalized Lease Obligations" means the obligations of a Person to pay rent or other amounts under any lease of, or other agreement conveying the right to use, real or personal property, which obligations are required to be classified and accounted for as a capital lease obligation on a balance sheet of that Person under GAAP; and, for purposes of the indenture, the amount of these obligations at any date shall be the amount of the liability at that date, determined under GAAP.

     "Cash Equivalents" means

     (1) Government Securities having maturities of not more than one year from the date of acquisition,

     (2) certificates of deposit of any commercial bank incorporated under the laws of the United States, or any State, territory or commonwealth of the United States, of recognized standing having capital and unimpaired surplus in excess of $100,000,000 and whose short-term commercial paper rating at the time of acquisition is at least A-2 or the equivalent by Standard & Poor's Corporation or at least P-2 or the equivalent by Moody's Investors Services, Inc. (any such bank, an "Approved Bank"), which certificates of deposit have maturities of not more than one year from the date of acquisition,

     (3) repurchase obligations with a term of not more than 31 days for underlying securities of the types described in clauses (1), (2) and
          (4) of this definition entered into with any Approved Bank,

     (4) commercial paper or finance company paper issued by any Person incorporated under the laws of the United States, or any State of the United States, and rated at least A-2 or the equivalent by Standard & Poor's Corporation or at least P-2 or the equivalent by Moody's Investors Services, Inc., and in each case maturing not more than one year from the date of acquisition, and

     (5) investments in money market funds that are registered under the Investment Company Act of 1940 that have net assets of at least $100,000,000 and at least 85% of whose assets consist of investments or other obligations of the type described in clauses (1) through (4) above.

     "Change of Control" means the occurrence of any of the following:

     (1) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" as that term is used in Section

          13(d)(3) of the Securities Exchange Act other than the Company and/or one or more Wholly Owned Subsidiaries,

     (2) the adoption of a plan relating to the complete settlement of the Company's affairs and the end of its legal existence,

     (3) the completion of any transaction as a result of which Brett E. Wilcox is no longer the sole beneficial owner of at least a majority of the Voting Stock of the Company, provided that an event will not constitute a "change of control" if Brett E. Wilcox

          (a) is the sole beneficial owner of at least 35% of the Voting Stock of the Company, and

          (b)  is the Chief Executive Officer of the Company and

          (c) has the sole right to elect a majority of the Board of Directors of the Company which right is not subject to revocation, termination or expiration prior to the scheduled maturity of the notes;

          provided, further, that the immediately preceding exception will not be available if any other "person," as defined in paragraph (1) above, is the beneficial owner of 35% or more of the Voting Stock of the Company or

     (4) the first day on which a majority of the members of the Board of Directors of the Company are not continuing directors. For purposes of this provision, "continuing directors" means, as of any date of determination, any member of the Board of Directors of the Company who

          (a) was a member of the Board of Directors on the date of the indenture or

          (b) was nominated for election or elected or appointed to the Board of Directors by the Board of Directors of the Company at a time when a majority of the Board, excluding any member whose service terminated as result of death, consisted of continuing directors.

     "Consolidated Amortization Expense" means, for any Person for any period, the amortization expense of that Person and its Subsidiaries for the period, determined on a consolidated basis under GAAP.

     "Consolidated Cash Flow Available for Fixed Charges" means, for any Person for any period, the sum of the amounts for the period of

     (1) Consolidated Net Income, including, for this purpose only, the Net Income of any Unrestricted Subsidiary, to the extent paid or distributed in cash to the Company or one of its Subsidiaries,

     (2) Consolidated Fixed Charges to the extent they have reduced Consolidated Net Income,

     (3) Consolidated Income Tax Expense other than income taxes and credits for items of Net Income not included in the definition of Consolidated Net Income,

     (4)  Consolidated Depreciation Expense,

     (5)  Consolidated Amortization Expense, and

     (6) any other non-cash items reducing Consolidated Net Income except for any non-cash expense to the extent it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period or amortization of a prepaid cash expense that was paid in a prior period, minus any non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for the Person and its Subsidiaries under GAAP;

provided, however, that

     (1) if, during that period or subsequent to the period and on or before the relevant Transaction Date, as defined below, the Person or any of its Subsidiaries shall have engaged in any Asset Sale, Consolidated Cash Flow Available for Fixed Charges of the Person and its Subsidiaries for the period will be reduced by an amount equal to any positive Consolidated Cash Flow Available for Fixed Charges directly attributable to the assets that are the subject of the Asset Sale for the period, or increased by an amount equal to any negative Consolidated Cash Flow Available for Fixed Charges directly attributable to the assets that are the subject of the Asset Sale for the period and

     (2) if, during that period or subsequent to the period and on or before the relevant Transaction Date, the Person or any of its Subsidiaries shall have acquired any material assets out of the ordinary course of business, Consolidated Cash Flow Available for Fixed Charges will be calculated on a pro forma basis as if the asset acquisition and related financing had occurred at the beginning of the period.

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
     "Consolidated Depreciation Expense" means, for any Person for any period, the depreciation and depletion expense of that Person and its Subsidiaries for the period, determined on a consolidated basis under GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, for any Person as of the date of the transactions giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date"), the ratio of

     (1) the total amount of Consolidated Cash Flow Available for Fixed Charges of that Person for the four fiscal quarters immediately preceding the Transaction Date for which financial information is available (the "Four Quarter Period") to

     (2) the total Consolidated Fixed Charges of the Person for the Four Quarter Period.

For purposes of this calculation,

     (1) any Indebtedness other than Indebtedness Incurred under a revolving credit facility in effect on a pro forma basis on the Transaction Date Incurred, repaid, redeemed, repurchased or otherwise discharged during the Four Quarter Period or subsequent to the Four Quarter Period and on or before the Transaction Date, including without limitation Indebtedness giving rise to the need to make these calculations, will be considered to have been Incurred or discharged on the first day of the Four Quarter Period so that there will be considered to have been outstanding during the entire Four Quarter Period an amount of Indebtedness equal to the amount outstanding on a pro forma basis on the Transaction Date and so that no Indebtedness that is not outstanding on a pro forma basis on the Transaction Date will be considered to have been outstanding during any part of the Four Quarter Period,

     (2) any Indebtedness under a revolving credit facility in effect on a pro forma basis on the Transaction Date will be considered to have been outstanding during the entire Four Quarter Period in an amount equal to the average daily balance of the Indebtedness during the period commencing on the first day of the Four Quarter Period and ending on the Transaction Date, and

     (3) Consolidated Fixed Charges attributable to interest accrued at a variable rate will be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire Four Quarter Period, unless the Person or any of its Subsidiaries is a party to any Interest Hedging Obligations that will remain in effect for the 12-month period immediately following the Transaction Date and that have the effect of fixing such rate, in which case the fixed rate shall be used.

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
     "Consolidated Fixed Charges" means, for any Person for any period, the sum of:

     (1) the interest expense of that Person and its Subsidiaries for the period, determined on a consolidated basis under GAAP;

     (2) all fees, commissions, discounts and other charges of that Person and its Subsidiaries for the period, determined on a consolidated basis under GAAP, for letters of credit and bankers' acceptances and the costs, net of benefits, associated with Interest Hedging Obligations of the Person and its Subsidiaries for the period;

     (3) the total amount of dividends or other similar distributions accrued by that Person and its Subsidiaries during the period related to preferred stock of the Person or its Subsidiaries determined on a consolidated basis under GAAP; and

     (4) amortization or write-off of the interest represented by the difference between the price paid for a debt security and its face or maturity amount for the period in connection with any Indebtedness of that Person and its Subsidiaries, determined on a consolidated basis under GAAP.

     "Consolidated Income Tax Expense" means, for any Person for any period, the income tax expense, net of credits, of that Person and its Subsidiaries for the period, determined on a consolidated basis under GAAP, and, in the case of the Company, any distributions of income made for the period described under clause
(6) of the second paragraph under "-- Material Covenants --Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments."

     "Consolidated Net Income" means, for any Person for any period, the total of the Net Income of that Person and its Subsidiaries for the period taken as a single accounting period, all as determined on a consolidated basis under GAAP, excluding:

     (1) the Net Income, but not loss, of any Person that is not a Subsidiary of the Person or that is accounted for on the equity method of accounting, except to the extent of the amount of dividends or other distributions of other than Capital Stock actually paid in cash to the Person or any of its Subsidiaries by the other Person during such period;

     (2) except to the extent included by clause (1), the Net Income of any Person accrued before the date it becomes a Subsidiary of the Person or is merged into the Person or any of its Subsidiaries or that Person's assets are acquired by the Person or any of its Subsidiaries;

     (3)  the Net Income of any Subsidiary of the Person during the period

          (a) to the extent that the declaration or payment of dividends or similar distributions by the Subsidiary of the Net Income is not at the time permitted or by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its shareholders or

          (b) in the case of a foreign Subsidiary or a Subsidiary with significant foreign source income, to the extent the Net Income has not been distributed to the Person and the distribution would result in a material tax liability not otherwise deducted from the calculation of Consolidated Net Income whether or not the deduction is required by GAAP;

     (4) the Net Income of any Unrestricted Subsidiary, whether or not paid or distributed to the Company or one of its Subsidiaries; and

     (5)  the cumulative effect of a change in accounting principles.

     "Consolidated Net Worth" means, for any Person as of any date, the total shareholders' equity of that Person as of the date less, to the extent otherwise included, amounts attributable to Disqualified Stock, in each case determined on a consolidated basis under GAAP.

     "Credit Agreement" means the Credit Agreement, dated December 21, 1998, by and among Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., Goldendale Holding Company, Goldendale Aluminum Company, Northwest Aluminum Technologies, LLC, the financial institutions that are, or from time to time become, parties, and BankBoston N.A., as administrative agent, providing for revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection with the Credit Agreement, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Disqualified Stock" means

     (1) except as explained in clause (2) below, for any Person, Capital Stock of that Person that by its terms, or by the terms of any security into which it is convertible or for which it is exercisable or exchangeable, is, or upon the happening of an event or a passage of time would be, required to be redeemed or repurchased by the Person or any of its Subsidiaries, in whole or in part, on or before the scheduled maturity date that is 91 days after the maturity of the notes, and

     (2) for any Subsidiary of a Person, any Capital Stock other than common stock with no special rights and no preference, privileges, or redemption or repayment provisions.

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
     "Excluded Property" means the real property at Goldendale, Washington and The Dalles, Oregon, including improvements, that is not integral to the Company's operations and not subject to the Liens of the security agreements.

     "Fair Market Value" means, for any property other than cash, the fair market value of the property as determined in good faith by the Board of Directors of the Company, whose determination shall be evidenced by a resolution; provided, however, that, if the Company or a Subsidiary of the Company makes a payment in the form of or otherwise transfers property other than cash to, or receives property other than cash from, an Affiliate of the Company or an Unrestricted Subsidiary in an amount in excess of $5,000,000, the Company or a Subsidiary of the Company, in addition, shall have received an opinion from an independent investment banking, appraisal or accounting firm of national standing selected by the Company, which, in the good faith judgment of the Board of Directors, is qualified to perform this task, to the effect that the Board of Directors' determination of fair market value is fair.

     "GAAP" means generally accepted accounting principles described and explained in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by any other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the indenture.

     "Government Securities" means securities issued or directly and fully guaranteed or insured by the United States of America or any of its agencies; provided that the full faith and credit of the United States of America is pledged in support of the security.

     "Hydro Agreement" means the Subordinated Note Purchase Agreement, dated December 21, 1998, between the Company and Norsk Hydro USA, Inc., including all related notes, collateral documents and guarantees.

     "Improvements" means any accessories, accessions, additions, attachments, substitutions, replacements, improvements, parts and other property now or later affixed to or used in connection with any assets.

     "Indebtedness" means, for any Person at any date, any of the following:

     (1) all obligations of that Person for borrowed money and all obligations of the Person evidenced by debentures, notes or other similar instruments or representing reimbursement or similar obligations related to Aluminum Hedging Obligations;

     (2) all obligations of the Person to pay the deferred purchase price of property or services, except

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
          (a) accounts payable and other accrued expenses arising in the ordinary course of business, and

          (b) obligations to pay employee compensation or other employee benefits except as provided in clause (7) below;

     (3)  Capitalized Lease Obligations of the Person;

     (4) all Indebtedness of others secured by a Lien on any asset of the Person, whether or not the Indebtedness is assumed or guaranteed by the Person;

     (5)  all Disqualified Stock of such Person;

     (6)  all Indebtedness of others guaranteed by such Person;

     (7) all pension and other similar obligations of such Person arising from employee benefits, to the extent unfunded ("Unfunded Pension Obligations"); and

     (8)  all obligations under sale and leaseback transactions;

and the amounts of Indebtedness will be, in the case of clauses (1) through (3) and (6), the outstanding balance of any of the unconditional obligations, or the accumulated value of the unconditional obligations in the case of Indebtedness issued with original issue discount, together with any interest that is more than 30 days past due and the maximum liability of any of the contingent obligations at that date, and, in the case of clause (4), the lesser of the Fair Market Value at that date of any asset subject to any Lien securing the Indebtedness of others and the amount of the Indebtedness secured, and, in the case of clause (5), the greater of the maximum liquidation value of the Disqualified Stock and the maximum redemption price of the Disqualified Stock, and, in the case of clause (7), the amount of the Unfunded Pension Obligations determined by the Company in good faith as evidenced by a certificate of the Chief Financial Officer of the Company delivered to the trustee, and, in the case of clause (8), the Attributable Debt; provided, however, that Indebtedness shall not include obligations of the Person resulting from the endorsement of negotiable instruments for collection in the ordinary course of business.

     "Interest" means interest payable on the notes at the rate stated in the terms of the notes, plus any additional interest payable by the Company and the Subsidiaries on the notes under the registration rights agreement.

     "Interest Hedging Obligations" means for any Person, the monetary obligations of that Person under any interest rate swap agreement, interest rate collar agreement, interest rate cap agreement, options or futures contract, forward contract or other agreement or arrangement designed to protect the Person or any of its Subsidiaries against fluctuations in interest rates.

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     "Lien" means any mortgage, lien, pledge, charge, security interest or claim of any kind on any asset, whether or not filed, recorded or otherwise perfected under applicable law.

     "Net Cash Proceeds" means cash payments received, except that if received in a currency other than U.S. dollars, these payments will not be treated as if they have been received until the earliest time at which the currency is, or could freely be, converted into U.S. dollars, by or on behalf of the Company and/or any of its Subsidiaries from an Asset Sale, in each case net of:

     (1) all legal, title and recording tax expenses, commissions, consulting fees, investment banking, broker's and accounting fees and expenses, and all other fees and expenses in obtaining regulatory approvals in connection with the Asset Sale;

     (2) the amounts of any repayments of Indebtedness secured by Liens on the assets which are the subject of the Asset Sale, other than Indebtedness under the Credit Agreement or Refinancing Indebtedness Incurred to Refinance, or successively Refinance, Indebtedness under the Credit Agreement, and other fees, expenses and other expenditures reasonably incurred as a consequence of the repayment of Indebtedness, whether or not the fees, expenses or expenditures are then due and payable or made;

     (3) all foreign, federal, state and local taxes payable in connection with or as a result of the Asset Sale;

     (4) for Asset Sales by any Subsidiary of the Company, the portion of the cash payments attributable to Persons holding a minority interest in the Subsidiary; and

     (5) any amounts paid on term loans outstanding under the Credit Agreement or any Refinancing Indebtedness Incurred to Refinance or successively Refinance the term loans;

provided, in each case, that the fees and expenses and other amounts are not payable to an Affiliate or an Unrestricted Subsidiary of the Company. Net Cash Proceeds, however, will not include proceeds received in a foreign jurisdiction from an Asset Sale of an asset located outside the United States to the extent

     (y) the proceeds cannot under applicable law be transferred to the United States or

     (z) the transfer would result, in the good faith determination of the Board of Directors of the Company stated in a resolution, in a foreign tax liability that would be materially greater than if the Asset Sale occurred in the United States;

provided that if, as, and to the extent that any of the proceeds may lawfully be, in the case of clause (y), or are, in the case of clause (z), transferred to the United States, the proceeds will be considered to be cash payments that are subject to the terms of this definition of Net Cash Proceeds. Subject to the provisions of the next preceding sentence, Net Cash Proceeds will also include cash distributions actually received by or on behalf of the Company or any of its Subsidiaries from any Unrestricted Subsidiary representing the proceeds of a transaction by the Unrestricted Subsidiary that would constitute an Asset Sale if the Unrestricted Subsidiary were a Subsidiary of the Company.

     "Net Income" means, for any Person for any period, the net income or loss of that Person for the period determined under GAAP, less, in the case of the Company, the amount of any distributions of income made for the period under clause (6) of the second paragraph under "-- Material Covenants -- Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments."

     "Permitted Dividend Encumbrance" means, for any Person, any consensual restriction on the ability of that Person to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or any of its Subsidiaries or to make loans or advances or transfer any of its assets to the Company or any of its Subsidiaries existing under or by reason of any of:

     (1)  the indenture;

     (2)  the Credit Agreement;

     (3)  applicable law;

     (4) customary provisions in agreements that restrict the assignment of the agreements or its rights or the subletting of any assets leased under the agreements;

     (5) customary restrictions on the transfer of assets imposed by any agreement for the sale of a Person or its assets before its completion, provided that the restrictions apply only to the assets of the Person or the assets to be sold;

     (6) agreements governing Refinancing Indebtedness that is otherwise permitted in connection with any Refinanced Indebtedness, provided that no liens or other similar restrictions will be materially less favorable to the holders of the notes than those contained in the agreements governing the Refinanced Indebtedness;

     (7) customary restrictions on the sale or other disposition of property subject to a Lien securing Indebtedness, provided that the Lien and the Indebtedness are otherwise permitted by the indenture, and

     (8) the Hydro Agreement to the extent it incorporates provisions of the indenture.

     "Permitted Lien" means

     (1) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves are maintained on the books of the Company or its Subsidiary under GAAP;

     (2) statutory liens of carriers, warehousemen, mechanics, material men, landlords, repairmen or other similar Liens arising by operation of law in the ordinary course of business provided that

          (a) the underlying obligations are not overdue for a period of more than 60 days, or

          (b) the Liens are being contested in good faith and by appropriate proceedings and adequate reserves are maintained on the books of the Company or its Subsidiary under GAAP;

     (3) Liens securing the performance of bids, trade contracts, other than for borrowed money, operating leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a similar nature acquired in the ordinary course of business that do not, singly or combined, materially detract from the value of the assets of the Company and its Subsidiaries or interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

     (4) easements, rights-of-way, zoning, and other similar restrictions or title defects which, singly or combined, do not in any case materially detract from the value of the property subject to them or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

     (5) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period that will not result in an Event of Default;

     (6) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

     (7) leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the respective assets of the Company or any of its Subsidiaries;

     (8) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business;

     (9)  purchase money Liens on assets that

          (a) are purchased by the Company or its Subsidiaries after the date of the indenture and

          (b) are used or useful in the Company's or its Subsidiaries' businesses,

          provided that these Liens

          (x) secure an amount not exceeding 100% of the purchase price of the assets acquired,

          (y) secure Indebtedness that is permitted to be Incurred by the covenant described under "-- Material Covenants -- Limitations on Indebtedness," and

          (z) do not extend, contingently or otherwise, to any property or assets other than those being purchased on the date in question;

     (10) Liens arising solely by virtue of any statutory or common law provision relating to bankers' liens or other rights and remedies as to deposit accounts or other funds maintained with the creditor depository institution, provided that

          (a) the deposit account is not a dedicated cash collateral account and is not subject to restriction against access by the Company or any of its Subsidiaries in excess of those stated in regulations published by the Federal Reserve Board and

          (b) the deposit is not intended by the Company or any of its Subsidiaries to provide collateral to the depository institution and

     (11) Liens securing any Indebtedness Incurred under clause (7) under "-- Material Covenants -- Limitations on Indebtedness;" provided that the Liens are subordinated in right and priority of payment to the notes and the guarantees on terms no less favorable to the holders of the notes than those applicable to the security interests and pledge under the Hydro Agreement.

     "Refinance" means to renew, extend, refund, replace, restructure, refinance, amend or modify any Indebtedness. The term "Refinancing" shall have a meaning based on this meaning of "refinance."

     "registration rights agreement" means the registration rights agreement among the Company, its Subsidiaries and the Initial Purchasers, entered into on December 21, 1998.

     "Restricted Investment" means

     (1) the acquisition by any Person of, or the investment by the Person in, any Capital Stock, Indebtedness or other securities of, or the making by the Person of any capital contribution to, any other Person other than the Company or any Unrestricted Subsidiary,

     (2) any loan or advance by the Person to any other Person, other than the Company, any Wholly Owned Subsidiary or any Unrestricted Subsidiary, other than accounts receivable of the Person relating to the purchase and sale of inventory, goods or services arising in the ordinary course of business,

     (3) any guarantee by the Person of any obligations, contingent or otherwise, of any other Person, other than the Company, any Wholly Owned Subsidiary or any Unrestricted Subsidiary,

     (4) any provision of credit support by the Persons to or on behalf of any other Person, other than the Company, any Wholly Owned Subsidiary or any Unrestricted Subsidiary, and

     (5) any obligation or liability of the Person to subscribe for additional Capital Stock or other securities of any other Person, other than the Company or any Unrestricted Subsidiary, or to maintain or preserve the financial condition of any other Person, other than the Company or any Unrestricted Subsidiary, or to cause any such other Person to achieve any specified levels of operating results;

provided, however, that the following shall not be Restricted Investments:

     (a)  investments in Cash Equivalents;

     (b) investments in or acquisitions of Capital Stock of any Person, other than a Person in which Affiliates of the Company have an interest other than through the Company, its Subsidiaries or its Unrestricted Subsidiaries, that is or becomes, at the time of the acquisition, a Wholly Owned Subsidiary;

     (c) Restricted Investments of the Person existing as of the date of the indenture and any extension, modification or renewal of the Restricted Investment, but not increases of the Restricted Investment, other than as a result of the accrual or accretion of interest or original issue discount under the terms of the Restricted Investment;

     (d) investments in or acquisitions of Capital Stock or other securities of Persons, other than Affiliates of the Company, received in the bankruptcy or reorganization of or by the Person or taken in settlement of or other resolution of claims or disputes against or with the Person, and extensions, modifications and renewals in each case; and

     (e) investments in Persons, other than Affiliates of the Company, received by the Person as consideration in Asset Sales, including, for the purposes of this definition, those sales, transfers and other dispositions described in clause (2)(b) and in clause (5) of such definition, to the extent not prohibited by the provisions described under "-- Material Covenants -- Limitations on Asset Sales," and extensions, modifications and renewals of those investments.

     "security agreements" means the Deeds of Trust, Assignment of Rents and Leases, Security Agreement and Fixture Filing, the Security Agreement, the Pledge Agreement, the Collateral Assignment of Patents and Trademarks, the Collateral Assignments of Licenses, Permits, Approvals and Contracts, Uniform Commercial Code financing statements, and the other agreements, documents and filings that may be necessary or desirable to evidence or perfect the security interests and Pledge of the Collateral Agent in the Collateral.

     "Subsidiary" means, in relation to any Person, any corporation or other entity of which more than 50% of the outstanding Voting Stock is at the time owned, either alone or through its Subsidiaries or together with its Subsidiaries, by that Person. For purposes of this definition, any directors' qualifying shares will be disregarded in determining the ownership of a Subsidiary. Notwithstanding anything to the contrary contained in this document, no Unrestricted Subsidiary will be considered to be a Subsidiary of the Company or of any Subsidiary or Subsidiaries of the Company.

     "Tolling Agreements" means the Tolling Agreement, dated May 22, 1996, by and between Goldendale Aluminum Company and Hydro Aluminum Louisville, Inc. and the Tolling Agreement, dated September 15, 1986, by and between Northwest Aluminum Company and Glencore, Ltd.

     "Unrestricted Subsidiary" means each of the Subsidiaries of the Company, other than Northwest Aluminum Company and Goldendale Aluminum Company, the lines of business currently operated by which will in no event be transferred to or held by an Unrestricted Subsidiary, or any entity that is to become a Subsidiary of the Company, designated as an "Unrestricted Subsidiary" by the Board of Directors of the Company; but only if

     (1) immediately after giving effect to the designation, no Event of Default, or event that, after notice or lapse of time, or both, would become an Event of Default, shall exist,

     (2) immediately after giving effect to the designation, the Company could Incur $1.00 of Indebtedness as described in the first paragraph under "-- Material Covenants -- Limitations on Indebtedness,"

     (3) the Subsidiary does not own, at the time of the designation or at any time after the designation, any Capital Stock of the Company or any other Subsidiary of the Company, and

     (4) the Subsidiary is not, at the time of the designation, party to any transaction or series of related transactions with the Company or any other Subsidiary of the Company, unless the transaction or series of related transactions, if entered into immediately after such designation, would be permitted by the provisions of the covenant described above under "-- Material Covenants -- Restrictions on Transactions with Affiliates and Unrestricted Subsidiaries."

The Board of Directors of the Company may designate an Unrestricted Subsidiary to be a Subsidiary, but only if

     (1) immediately after giving effect to the redesignation, no Event of Default, or event that, after notice or lapse of time, or both, would become an Event of Default, will exist, and

     (2) immediately after giving effect to the such redesignation, the Company could Incur $1.00 of Indebtedness as described under the first paragraph under "-- Material Covenants -- Limitations on Indebtedness."

Any designation or redesignation by the Board of Directors of the Company will be evidenced to the trustee by filing with the trustee a certified copy of the Board resolution giving effect to the designation or redesignation and an Officers' Certificate certifying that the designation or redesignation complied with these conditions.

     "Unrestricted Subsidiary Investment" means, for the Company or any Subsidiary of the Company (each Person being referred to in this definition as the "Investor"),

     (1) the acquisition by the Investor of, or the investment by the Investor in, any Capital Stock, Indebtedness or other securities of, or the making by the Investor of any capital contribution to, an Unrestricted Subsidiary,

     (2) any loan or advance by the Investor to an Unrestricted Subsidiary other than accounts receivable of the Investor relating to the purchase and sale of inventory, goods or services arising in the ordinary course of business,

     (3) any guarantee by the Investor of any obligations, contingent or otherwise, of an Unrestricted Subsidiary,

     (4) any provision of credit support by the Investor to or on behalf of an Unrestricted Subsidiary,

     (5) any Incurrence of Indebtedness by an Unrestricted Subsidiary, if a default on such Indebtedness would permit, upon notice, lapse of time or both, any holder of any Indebtedness of the Investor, other than the notes, to declare a default on such Indebtedness of the Investor or cause the payment of the Indebtedness to become immediately due and payable before its stated maturity, and

     (6) any obligation or liability of the Investor to subscribe for additional Capital Stock or other securities of an Unrestricted Subsidiary or to maintain or preserve an Unrestricted Subsidiary's financial condition or to cause an Unrestricted Subsidiary to achieve any specified levels of operating results.

     "Unrestricted Subsidiary Investments Outstanding" means, at any time of determination, the amount, if any, by which

     (1) the sum of all Unrestricted Subsidiary Investments made by the Company or any Subsidiary of the Company after the date of the indenture exceeds

     (2) the amount of all dividends and distributions received by the Company or a Subsidiary of the Company from Unrestricted Subsidiaries in cash during the period that these Persons were Unrestricted Subsidiaries, and all repayments in cash from these Unrestricted Subsidiaries to the Company or one of its Subsidiaries of loans or advances from the Company or any of its Subsidiaries to the Unrestricted Subsidiaries during the period that the Persons were Unrestricted Subsidiaries, any other reduction received by the Company or a Subsidiary of the Company in cash of Unrestricted Subsidiary Investments in the Unrestricted Subsidiaries during the period that the Persons were Unrestricted Subsidiaries, and any reductions of Unrestricted Subsidiary Investments in such Unrestricted Subsidiaries of the kind referred to in clauses (3) through (6) of the definition of Unrestricted Subsidiary Investment;

provided that the amount of Unrestricted Subsidiary Investments Outstanding shall at no time be a negative amount.

     "Voting Stock" means the Capital Stock of any Person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the Person, irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing

     (1)  the products obtained by multiplying

          (a) the sum of the amounts of each then remaining installment payment, payment from a fund whose assets and proceeds are earmarked for the repayment of any Indebtedness, payments on series of Indebtedness as they come due, or other required payments of principal, including payment at final maturity, by

          (b) the number of years, calculated to the nearest one-twelfth, that will elapse between that date and the making of the payment, by

     (2)  the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" means a Subsidiary of the Company all of the outstanding Capital Stock of which is at the time owned, either alone or through Wholly Owned Subsidiaries or together with Wholly Owned Subsidiaries, by the Company. For purposes of this definition, any directors' qualifying shares and, at all times before January 1, 2002, the Series A preferred stock of Goldendale outstanding on the date of the indenture shall be disregarded in determining the ownership of a Wholly Owned Subsidiary.

                      SELECTED CONSOLIDATED FINANCIAL DATA

          The selected consolidated financial data presented below includes the accounts of Northwest Aluminum Company, Northwest Aluminum Technologies and Northwest Aluminum Specialties for all periods presented. It also includes the accounts of Goldendale Holding Company and Goldendale Aluminum Company from May 22, 1996, the date Goldendale was acquired by Brett Wilcox, our sole shareholder.

                                                                                   Fiscal Year Ended
                                                        --------------------------------------------------------------------
                                                          Aug. 28,      Sept. 3,       Dec. 31,      Dec. 31,       Dec. 31,
                                                              1994          1995           1996          1997           1998
                                                        ----------    ----------     ----------    ----------     ----------
                                                            (in thousands, except per share data and ratios)
Income Statement Data:
Revenues                                                $  208,462    $  289,693     $  373,038    $  497,872     $  470,850
Cost of revenues                                           200,284       256,211        329,739       438,299        443,251
General and administrative expenses                          5,073         8,293          9,746        15,327         15,600
Interest expense                                              (832)         (948)        (9,454)      (16,723)       (14,180)
Other income (expense), net                                     76          (545)         1,442         4,246          1,889
Income (loss) before income taxes                            2,349        23,696         25,541        31,769           (292)
Income tax expense                                              --            --          6,636        13,274          3,009
Net income (loss)                                            2,349        23,696         18,905        18,495         (3,301)
Net income (loss) per share of common
  stock-- pro forma                                          2,349        23,696         16,686        14,847         (8,501)
Ratio of earnings to fixed charges                            3.8x         26.0x           2.8x          2.1x           0.8x
Balance Sheet Data:
Cash and cash equivalents                               $      419     $   1,066     $    6,345     $   1,251         37,633
Working capital                                             20,861        43,512         61,908        36,398         78,392
Total assets                                                98,336       113,656        350,815       347,011        366,128
Total long-term debt                                        17,977         3,000        185,441       134,941        170,000
Goldendale Holding Company Preferred Stock                                                             29,663         29,663
Total shareholders' equity                                  60,629        80,325        103,615       115,680         77,516
Other Data:
EBITDA                                                  $   11,290     $  32,900     $   47,137     $  63,315         32,370
Net cash  provided by (used in)  operating                  (6,502)       24,827         29,854        56,092         28,738
Net cash used in investing activities                       (1,165)       (5,203)       (19,149)       (7,091)       (18,718)
Net cash provided by (used in) financing                     7,490       (18,977)        (4,775)      (54,095)        26,362
Increase   (decrease)  in  cash  and  cash                    (177)          647          5,930        (5,094)        36,382


     EBITDA represents operating income before deductions for depreciation and amortization. EBITDA has been presented because we believe it is commonly used by investors to analyze operating performance and to determine a company's ability to take on additional indebtedness or service indebtedness. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared as generally accepted accounting principles require, or as a measure of a company's profitability or liquidity. In addition, our definition of EBITDA may not be identical to similarly entitled measures used by other companies. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this prospectus.

          For purposes of the computation of the ratio of earnings to fixed charges, fixed charges consist of interest expense, amortization of deferred financing costs and dividends accrued on the Goldendale preferred stock. Earnings consist of income before income taxes plus fixed charges.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In addition to reading this section, you should read the Consolidated Financial Statements that begin on page F-1 of this prospectus. That section contains all of our detailed financial information including our results of operations.

Basis of Presentation

     We were incorporated in the state of Oregon in June 1998 for the purposes of becoming the holding company of Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., Northwest Aluminum Technologies, LLC and Goldendale Holding Company and its wholly owned subsidiary, Goldendale Aluminum Company. For purposes of this section only, the term "Northwest" refers to Northwest Aluminum Company, Specialties and Technologies collectively and the term "Goldendale" refers to Goldendale Holding Company and Goldendale Aluminum Company. The consolidated financial statements include the accounts of Northwest for all periods presented and the accounts of Goldendale from May 22, 1996, the date Goldendale was acquired by Brett Wilcox. We, along with Goldendale and Technologies, report on a December 31 fiscal year basis. Northwest and Specialties report on a September 30 fiscal year basis. Included in accrued expenses at December 31, 1998 is $418, representing the portion of intercompany advances which do not eliminate due to the differing year ends. All other significant intercompany accounts and transactions have been eliminated. We do not believe seasonal or other factors materially affect the consolidation of these differing fiscal periods.

Overview

General

     Our revenue comes from two primary sources:

     (1) fees received from smelting alumina into aluminum and casting that aluminum into primary and value-added aluminum products under tolling contracts with Hydro and Glencore, and

     (2) the sale of non-tolled value-added aluminum products to other customers.

Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process. Under the tolling arrangements, alumina suppliers deliver their alumina to us. The alumina is converted to aluminum in reduction cells by putting it in liquid form by dissolving it in an "electrolyte" solution and then passing electric current through the electrolyte to separate the alumina into its two parts, aluminum and oxygen. This process is continuous and is nearly instantaneous as the alumina is dissolved in the electrolyte. The tolling process is considered complete when the molten aluminum is withdrawn from the cells. Revenues from the sale of aluminum products are recognized upon shipment.

     Because our tolling fees are a fixed percentage of prices of aluminum on the London Metals Exchange, the amount of revenue from tolling activities varies depending on market aluminum prices, especially LME prices and gross smelter production volumes. The amount of revenue from non-tolled value-added sales varies depending on market aluminum prices, demand for our value-added products and the pricing premiums we are able to realize for these products. Our revenues from non-tolled value-added products may not be as strongly affected by lower LME prices as is the case with tolling fees because of increased demand for value-added products at lower prices.

     The aluminum industry is highly cyclical, with market prices fluctuating widely based on global supply and demand factors, most of which are beyond our control. As shown below, for 1998, the average LME price per pound of aluminum was lower than the average price in any of the three previous years. The average three-month LME prices per pound of aluminum over the last four years were as follows:

                                          Price Per
             Year Ended December 31,       Pound
             -----------------------      ---------
                  1995.................   $ 0.83
                  1996.................   $ 0.70
                  1997.................   $ 0.74
                  1998.................   $ 0.63

     We believe the current market price for aluminum is depressed due primarily to the softening in the economies of several Eastern Europe, Pacific Rim and South American countries, which has cast concern on the prospects for future demand from these important aluminum consumption regions. Recent LME prices have fluctuated around $0.53 per pound and the timing of an increase in aluminum prices is uncertain. As of December 31, 1998, the three-month LME price per pound of aluminum was $0.56. Accordingly, we believe our cash flow and earnings in the near term will be significantly lower than amounts reported for comparable prior periods.

     Our cash flow and earnings are highly sensitive to aluminum prices because production costs are largely fixed. At low market aluminum prices, we are able to reduce some variable costs, but most of the production costs of primary aluminum are constant in the short term, and therefore declines in market prices will cause declines in earnings. Conversely, increased market aluminum prices will cause increases in earnings. For these reasons we strive to maintain full plant utilization, which reduces the average cost per pound of aluminum.

     To reduce our reliance on market-priced primary aluminum and to improve overall profitability, we have pursued a strategy of increasing both our "tolled" and "non-tolled" value-added production through specialty casting and processing operations. Through these operations, we are able to realize premiums over market LME prices, the amount of which varies with the degree of value-added content of the product and uniqueness of the product in the marketplace. Our volume of value-added production has increased significantly over the past decade relative to the volume of our primary production. Our continued investment in value-added production operations is designed to further increase our value-added production capabilities. As a consequence of this strategy, the volume of non-tolled value-added production at Northwest has grown from 153.7 million pounds in 1993 to 270.5 million pounds in 1998. As a result of this growth, we purchase at market prices more primary aluminum for further processing by Northwest into non-tolled value-added products than we produce for Glencore under the tolling contract. The Glencore tolling contract allowed us to operate our smelter at The Dalles at full capacity while we were developing value-added products. The success of our non-tolled products, however, has reduced the importance of this contract, and we will not renew it when it expires in December 1999. The effect of this non-renewal will be to eliminate the revenue and gross margin we derive from tolling aluminum for Glencore. This may be more than offset by an increase in gross margin from the sale of non-tolled products, because the underlying cost for primary aluminum will be our own production cost rather than the market price. We do not assure you, however, that we will be able to realize any increased gross margin upon expiration of the Glencore tolling agreement.

Financial Effect of the Goldendale Acquisition.

     On May 22, 1996, Brett Wilcox, our sole shareholder, acquired Goldendale through a leveraged buyout. The transaction was recorded under the purchase method of accounting, requiring us to step up the basis of fixed assets acquired by approximately $46.0 million and record goodwill of approximately $101.0 million. The acquisition of Goldendale affects the comparability of our historical consolidated results of operations beginning in 1996. As required under purchase accounting, the results of Goldendale's operations are included in the historical consolidated financial statements only for periods following the acquisition date; accordingly, Goldendale's results of operations are included for only part of 1996. Our reported annual depreciation and amortization expense increased by approximately $9.0 million as a result of the step up in the basis in the fixed assets and goodwill. Additionally, interest expense increased as a result of indebtedness taken on in the acquisition. Finally, unlike Northwest, Goldendale is subject to corporate income taxes. Northwest has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Technologies is a limited liability company taxed as a partnership. Accordingly, income tax expense related to Goldendale has been reflected on our historical combined financial statements for all periods following the acquisition.

The Business Combination

     On December 18, 1998, Brett Wilcox contributed to Golden Northwest Aluminum, Inc. his membership interest in Technologies and all of the outstanding shares of common stock of Northwest, Specialties and Goldendale. This business combination is treated for accounting purposes as a combination of entities under common control in a manner similar to a pooling of interests. The business combination has not had and we do not expect it to have a significant impact on our financial position, results of operations or cash flows. In accordance with generally accepted accounting principles, however, the amount recorded as Goldendale preferred stock has been reclassified and recorded as a minority interest of our company.

Results of Operations

     The following table sets forth consolidated statement of income data as a percentage of revenues for 1996, 1997 and 1998.

                                                                       Year Ended
                                                                       December 31,

                                                          1996               1997              1998
                                                        ------             ------            ------
         Revenues                                       100.0%             100.0%            100.0%
         Cost of revenues                                88.4%              88.0%             94.1%
                                                        ------             ------            ------
         Gross margin                                    11.6%              12.0%              5.9%
         General and administrative expenses              2.6%               3.1%              3.3%
                                                        ------             ------            ------
         Operating income                                 9.0%               8.9%              2.6%
         Interest expense                                (2.5)%             (3.4)%            (3.0)%
         Other income (expense), net                      0.3%               0.9%              0.4%
                                                        ------             ------            ------
         Net other expenses                              (2.2)%             (2.5)%            (2.6)%
                                                        ------             -----             ------
         Income before income taxes                       6.8%               6.4%                0%
         Income tax expense                               1.8%               2.7%              0.7%
                                                        ------             -----             ------
         Income (loss) before extraordinary item          5.0%               3.7%             (0.7)%
         Extraordinary item                                 0%                 0%             (0.3)%
                                                        ------             -----             ------
         Net income (loss)                                5.0%               3.7%             (1.0)%
                                                        ------             ------            ------


1998 Compared to 1997

     Primary and value-added aluminum produced under tolling contracts decreased less than 1%, from 530.4 million pounds in 1997 to 526.3 million pounds in 1998. Shipments of non-tolled value-added aluminum products were 263.9 million pounds and 270.5 million pounds for 1997 and 1998, respectively. The increase in non-tolled value-added products resulted from an increase in shipments of value-added billet produced at Northwest.

     Revenues decreased from $497.9 million in 1997 to $470.9 million in 1998, a decrease of 5.4%. Revenues from tolling contracts decreased 8.2% from $290.2 million in 1997 to $266.3 million in 1998, primarily due to the decrease in market aluminum prices in 1998. Sales of non-tolled value-added products decreased slightly from $207.7 million in 1997 to $204.6 million in 1998, due to the decrease in market aluminum prices in 1998, but offset by the increase in shipments of those products. Tolling revenues earned in 1998 and 1997 under the Company's Glencore and Hydro tolling contracts were $88.2 million and $88.6 million and $178.1 million and $201.6 million, respectively.


     Gross margin decreased from $59.6 million in 1997 to $27.6 million in 1998, a decrease of 53.7%. As a percentage of revenues, gross margin declined from 12.0% to 5.9%. Gross margin declined due primarily to the decreased market prices of aluminum. To the extent aluminum prices remain at their current level, we expect to continue to have lower gross margins and, consequentially, diminished levels of earnings. In addition, power costs increased as a result of contractual terms in the power contract with the BPA, which increased the amount of power required to be purchased at predetermined prices from BPA. Power costs in 1998 have been at rates we expect to continue through 2001.


         General and administrative expenses increased slightly from $15.3 million in 1997 to $15.6 million in 1998. As a percentage of revenues, general and administrative expenses increased from 3.1% to 3.3%. The increase resulted primarily from the $1.5 million write-off of a long-term trade receivable. This write-off related to a long-term trade receivable from a long-standing customer that experienced liquidity problems. Sales of aluminum to this customer were discontinued when the account aged beyond reason. However, we continue to utilize this customer for access to the Texas market through their marketing, warehouse and delivery services. Attempts in 1998 to obtain a secured interest in the real properties of this customer proved unsuccessful. The account was written down to $1.5 million, the amount perceived to be collectable based on a thorough review of the customer's financial condition. We routinely perform evaluations of the financial condition of this and other customers as part of our normal credit process. This coupled with a relatively small number of customers, with whom we are in continuous contact, enables us to minimize our exposure to credit risk.


     Interest expense decreased from $16.7 million in 1997 to $14.2 million in 1998, or 15.0%, primarily as a result of the lower average level of debt outstanding in 1998. In December 1998, we completed an offering of $150 million of 12% first mortgage notes. Additionally, we borrowed $20 million under a note purchase agreement with Hydro. As a result of these borrowings, we anticipate a significant increase in interest expense in 1999. We used some of the proceeds from the first mortgage notes to retire our previous credit facilities with BankBoston. As a result of the debt extinguishment in 1998, we incurred an extraordinary loss of $1.6 million, which represented the unamortized balance of deferred finance costs associated with the retired debt.

     Income tax expense decreased from $13.3 million in 1997 to $3.0 million in 1998, or 77.4%, primarily as a result of a decrease in Goldendale's taxable income.

     As a result of the foregoing factors, we reported a net loss of $4.9 million in 1998 versus net income of $18.5 million in 1997.

1997 Compared to 1996

     The results of operations for 1997 reflect the inclusion of the results of Goldendale's operations for the entire year of 1997, as compared with an approximately seven-month period for 1996.

     Primary and valued added aluminum produced under tolling contracts increased from 315.7 million pounds in 1996 to 530.4 million pounds in 1997, generating $165.3 million in 1996 and $290.2 million in 1997. This increase resulted primarily from the inclusion of a full year of operations of Goldendale in 1997 as compared to a partial year in 1996 and the Hydro tolling agreement, effective January 1, 1997, under which Goldendale agreed to utilize 100% of its capacity to produce tolled product for Hydro. Shipments of non-tolled value-added aluminum products decreased from 274.1 million pounds in 1996 to
263.9 million pounds in 1997, as a result of the shift from non-tolled value-added product to tolled product at Goldendale. This was partially offset by the increased sales at Northwest of 44.2 million pounds of non-tolled value-added product. Revenues from these products totaled $207.7 million in both 1997 and 1996.


     Revenues increased from $373.0 million in 1996 to $497.9 million in 1997, an increase of 33.5%. The increase in revenues resulted primarily from the inclusion of a full year of operations of Goldendale in 1997 and from increased volumes of tolled and non-tolled product at Goldendale and Northwest. Tolling revenues earned in 1997 and 1996 under the Company's Glencore and Hydro tolling contracts were $88.6 million and $98.2 million and $201.6 million and $67.1 million, respectively.


     Gross margin increased from $43.3 million in 1996 to $59.6 million in 1997, an increase of 37.6%. As a percentage of revenues, gross margin increased slightly between the two years, from 11.6% in 1996 to 12.0% in 1997. The increase in gross margin resulted primarily from the inclusion of a full year of operations of Goldendale in 1997 and from increased volumes of tolled and non-tolled product at Goldendale and Northwest.

     General and administrative expenses increased from $9.7 million in 1996 to $15.3 million in 1997, an increase of 57.3%. The increase resulted primarily from the inclusion of Goldendale for the entire year of 1997. As a percentage of revenues, general and administrative expenses increased slightly from 2.6% to 3.1%.

     Interest expense increased from $9.5 million in 1996 to $16.7 million in 1997. This increase of 76.9% was primarily a result of a full year of indebtedness incurred as a result of the Goldendale acquisition, partially offset by our continued pay down of our previous credit facility with BankBoston using cash flow from operations and asset sales.

     Other income increased from $1.4 million in 1996 to $4.2 million in 1997 primarily as a result of a $2.6 million gain recognized by us on the sale of two power generation turbines in 1997.

     Income tax expense increased from $6.6 million in 1996 to $13.3 million in 1997 primarily as a result of an increase in taxable income reported by Goldendale and the inclusion of Goldendale for the entire year in 1997.

Liquidity and Capital Resources

     Historically, our cash and capital requirements have been satisfied through cash generated from operating activities and borrowings under our primary credit facilities. Before December 21, 1998, Goldendale and Northwest operated under independent credit facilities which were scheduled to mature in 2001 and consisted of total borrowings at December 21, 1998 of $125.2 million under term loans and revolving credit facilities. See Note 5 to the Consolidated Financial Statements. We repaid these credit facilities with proceeds from the sale of the notes.

     Our new credit facility with BankBoston is a $75.0 million senior secured revolving credit facility collateralized by all of the inventory, accounts receivable and other rights to payment of our subsidiaries. Availability under the revolving line of credit is controlled by a borrowing base formula based on eligible receivables and inventory, and there must always be at least $15 million available for borrowing at any given time. Based on this formula, the net availability under the revolving line of credit was approximately $50.5 million at December 31, 1998. We had no amounts outstanding under this credit facility at December 31, 1998. See "Description of Other Indebtedness and Goldendale Preferred Stock."

     Our liquidity and capital needs relate primarily to payment of principal and interest on borrowings, capital expenditures, including our facilities investment program, and distributions to our sole shareholder to pay income taxes. Subject to reasonable market aluminum prices, we will require approximately $11.0 million in 1999 for the facilities investment program, most of which will be used in the third and fourth quarters. The first stage of the facilities investment program consists of an expansion of the Goldendale casthouse, and a 30-cell demonstration of new cell line technology. We have borrowed $20.0 million from Hydro under a note purchase agreement to partially finance this facilities investment program. Our liquidity and capital needs also relate to working capital and other general corporate requirements, including the incremental working capital needs anticipated in connection with the potential termination of the Glencore tolling agreement in December 1999. Additionally, the Goldendale preferred stock became redeemable at our discretion after December 31, 1998. We anticipate that the funds necessary to redeem the Goldendale preferred stock would be drawn from our revolving credit facility with BankBoston. The initial redemption price for the Goldendale preferred stock will be $30.4 million plus any accrued but unpaid dividends, which totaled $9.5 million at December 31, 1998. We are also upgrading our management information systems, including hardware and software, to a fully integrated enterprise resource planning system. Northwest and Goldendale are executing a transition to the SAP R/3 enterprise resource planning system. Costs incurred and capitalized to date have amounted to approximately $2.0 million and will total approximately $6.0 to $7.5 million at completion. Furthermore, we are subject to a number of contingencies and uncertainties, including a potential income tax deficiency.

     Out statement of cash flows for the periods indicated is summarized below:

                                                                           Year Ended
                                                                          December 31,
                                                                          ------------
                                                              1996              1997             1998
                                                           -------           -------          -------
                                                                     (Dollars in Thousands)
Net cash provided by
  operating activities...............................      $29,854           $56,092          $28,738

Net cash used in investing
  activities.........................................      (19,149)           (7,091)         (18,718)

Net cash provided by (used in)
  financing activities...............................      ( 4,775)          (54,095)          26,362

Increase (decrease) in cash
  and cash equivalents...............................        5,930            (5,094)          36,382


     Net cash provided by operating activities was $29.9 million, $56.1 million and $28.7 million for 1996, 1997 and 1998. The net cash provided by operating activities during 1998 of $19.1 million, was primarily attributable to our net loss, as adjusted for non-cash charges. The decrease in accounts receivable, inventories and accounts payable was primarily due to the decrease in market aluminum prices in 1998. The net cash provided by operating activities during 1997 was primarily attributable to net income, as adjusted for non-cash charges, of $43.1 million, and an increase in accounts payable and accrued expenses of $26.6 million, offset by an increase in inventories of $9.5 million. The increase in inventories and accounts payable was due to a temporary modification of the Glencore metal repurchase terms which allowed us to extend the timing of payments due Glencore. The net cash provided by operating activities during 1996 was primarily attributable to net income, as adjusted for non-cash charges, of $36.1 million, and a decrease in inventories of $22.3 million. Offsetting was a decrease in accounts payable and accrued expenses of $20.7 million and an increase in accounts receivable and other assets of $8.3 million. The decrease in inventories and accounts payable was primarily due to Goldendale's restructuring of its tolling agreement with Hydro whereby Hydro committed to usage of the entire Goldendale facility, significantly reducing our requirements to purchase and hold our own inventory.

     Net cash used in investing activities was $18.7 million in 1998, compared to net cash used in investing activities of $7.1 million in 1997 and $19.1 million in 1996. Cash used in investing activities in 1998 was primarily attributable to capital expenditures of $19.0 million. Cash used in investing activities in 1997 primarily resulted from proceeds of $12.8 million received by us through the sale of certain of our power generation assets, offset by capital expenditures of $14.3 million and combined advances to our shareholder and a related company of $5.6 million. Cash used in investing activities in 1996 was primarily attributable to capital expenditures of $19.9 million.

     Net cash provided by financing activities was $26.4 million in 1998, compared to net cash used in financing activities of $54.1 million in 1997, and $4.8 million in 1996. Net cash provided from financing activities in 1998 was primarily attributable to $38.9 million of net proceeds from the first mortgage notes, offset by $12.6 million in net repayments on our credit facilities and deferred compensation notes. Net cash used in financing activities in 1997 was primarily attributable to $50.5 million in net repayments on our credit facility and $2.9 million paid in dividends. Net cash used in financing activities in 1996 was primarily attributable to $47.1 million in net borrowings under our credit facility offset by $67.6 million paid in dividends to our shareholder. Annual dividends paid to our shareholder approximated his personal liability for federal and state income taxes related to Northwest's operations. In 1996 additional dividends of $44.5 million were paid to our shareholder that were used in the acquisition of Goldendale.

     We believe cash flow from operations, available borrowings under our revolving credit facility and under our note purchase agreement with Hydro and cash on hand will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service and other obligations through 2000.

     Our ability to fund operations, make planned capital expenditures, such as our facilities investment program, make principal and interest payments on the notes, and remain in compliance with all of the financial covenants under our debt agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, including aluminum prices, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings under our revolving credit facility or other borrowings. We do not assure you our cash flow from operations, together with other sources of liquidity, will be adequate.

     o to make required payments of principal and interest on the notes and our other debt
     o    to finance anticipated capital expenditures

     o    to fund working capital requirements or
     o to fund the possible redemption of all outstanding shares of the Goldendale preferred stock.

     If we do not have sufficient available resources to repay any of our indebtedness when it becomes due and payable, we may need to refinance the indebtedness. We do not assure you refinancing would be available or available on reasonable terms.

Seasonality and Inflation

     Our results of operations can be affected by seasonal factors, such as substantial increases in the cost of electricity in the fall and winter. We do not believe inflation has had a material effect on the consolidated financial statements for the periods presented.

Effect of Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued two new disclosure standards.

     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Our adoption of SFAS No. 130 on January 1, 1998 had no impact on our financial position.

     Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As we operate within a single aggregated segment, production of aluminum, our adoption of SFAS No. 131 in 1998 did not have a significant impact on our financial position.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"), Employers' Disclosures about

Pensions and other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. We do not expect the adoption of SFAS No. 132 to affect materially our current disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of

     (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or

     (2)  the earnings effect of the hedged forecasted transaction.

For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Based on our current and planned future activities relative to derivative instruments, we believe that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on our financial statements.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134 ("SFAS No. 134"), Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which effectively changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The adoption of SFAS No. 134 is not expected to have a material impact on our financial position.

     In February 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 135 ("SFAS No. 135"), Rescission of Financial Accounting Standards Board No. 75 ("SFAS No. 75") and Technical Corrections. SFAS No. 135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. We believe that the adoption of SFAS No. 135 will not have a significant effect on our financial statements.

Year 2000 Compliance

     The following is a discussion of our year 2000 compliance status.

Goldendale

     Goldendale has reviewed its business and processing systems and determined that the majority of the systems are already year 2000 compliant. Goldendale has been working with a consultant and an internal committee of managers and employees to address the scope of the year 2000 issue and implement any necessary solutions. Although Goldendale believes the majority of its business and processing systems are already year 2000 compliant, Goldendale is upgrading its enterprise resource planning system. We have chosen ERP system software, and we have begun evaluating the best implementation for our specific applications.


     Goldendale has made, and will continue to update, inquiries of customers and suppliers on which the operations of the business are critically dependent to determine their year 2000 readiness. The analysis of the responses from customers and suppliers received so far indicates substantial compliance with year 2000 issues. In our assessment to date, there will not be a material affect if there is a disruption in our relationships with vendors or suppliers, who are not year 2000 compliant.

     A contingency plan is being developed to deal with the worst case scenario, and is due to be complete by mid-1999. The worst case scenario would include a power interruption of more than four hours. Between four and twenty-four hours of power outage we would take every measure necessary to keep the cells from solidifying. After twenty-four hours of power outage, it would be necessary to make an orderly shut down of the facility. We have no back up, nor is it feasible to obtain a back up, for our power source.

     Goldendale's year 2000 compliance analysis to date has identified its inventory system as year 2000 deficient. Goldendale is upgrading the ERP system software and is also developing software upgrades to the present inventory system, to be completed by mid-1999, in case the ERP system upgrade is delayed beyond January 1, 2000. Until the upgrade is complete, Goldendale will continue to gather information and assess the possibilities of disruption to its operations, liquidity, and financial condition posed by the year 2000 problem.


     In the last year, Goldendale has expended nearly $100,000 on its year 2000 review and has budgeted $3.5 million over the next two years to upgrade and further integrate its business and process systems to maintain year 2000 compliance.

Northwest

     Northwest has retained outside experts to review its year 2000 readiness and make recommendations on how to become year 2000 compliant. To date, Northwest's major business systems have been reviewed and tested for year 2000 compliance. The majority of all critical business systems are year 2000 compliant since the latest implementation of an SAP R/3 enterprise resource planning system. The business systems included are sales, accounting, purchasing, production, inventory management and plant maintenance. We have completed about 90% of the testing of Northwest's remaining information technology systems, including process systems, as well as the non-information technology systems for year 2000 compliance. We have identified some of Northwest's non-information technology systems as non-year 2000 compliant. We have adopted a plan with varying priorities based on how critical the system is and all critical systems will be in compliance by mid-1999. Some minor systems may remain non-compliant but are not critical to business operation and will be completed before year-end.

     Northwest is making inquiries of its customers and suppliers to determine the potential effect of their year 2000 readiness on its operations. To date, Northwest has contacted all vendors/suppliers and found that most who are non-compliant plan to be compliant by mid-1999. Quarterly updates have been conducted and will continue through the remainder of the year. Alternatively, critical supplies will be acquired to prevent, where possible, relationship disruption from interfering with business operation. One critical raw material, electricity, is sole sourced from the Bonneville Power Administration for delivery and cannot be otherwise obtained. BPA has assured us that it is year 2000 compliant; however BPA does not guarantee an interruption-free supply. Northwest is also making inquiries of its customers with the initial review to be completed by mid-year.


     Northwest is developing a contingency plan for year 2000 non-compliance by vendors and customers. The plan completion date is mid-1999. The worst case scenario would include a power interruption of more than four hours. Between four and twenty-four hours of power outage we would take every measure necessary to keep the cells from solidifying. After twenty-four hours of power outage, it would be necessary to make an orderly shut down of the facility. We have no back up, nor is it feasible to obtain a back up, for our power source.


     Over the past year, Northwest has spent approximately $2 million on its year 2000 review and implementation of solutions to identified year 2000 problems. Many of those expenditures have been used to upgrade computer systems and not solely to resolve potential year 2000 problems. Northwest expects to spend another $500,000 to $2 million to complete its system upgrade and to resolve its year 2000 compliance issues. A contingency plan is under development to deal with a worst case year 2000 problem.

Interest Rate Risk Management

     We have entered into an interest rate swap agreement, which covers $20.0 million of notional principal amount at January 25, 1999 and which expires in 2003, to manage our exposure to interest rate risk on a portion of our variable rate borrowings. The fixed interest rate paid by us is 6.4%. Although we are exposed to loss on the interest rate swap in the event of nonperformance by the counterparties, we believe the likelihood of nonperformance is remote.

Employee Benefit Plan Matters

     The qualified retirement plans of Northwest and Goldendale have been reviewed by an outside consultant to determine whether those plans meet discrimination and coverage requirements. The review was based on 1997 data we supplied to the consultant, and we believe the data was reliable and complete enough to produce reasonably accurate results. Based on its review, the consultant concluded that the plans are in compliance by a narrow numerical margin. The plans must satisfy the requirements each year.

     We plan to conduct more testing before the end of 1999. Outcome of the testing is difficult to predict because the test is complex and includes employees of entities controlled by Brett Wilcox whose businesses are unrelated to our business. We believe if the test is failed Northwest or Goldendale may be able to redesign their plans to pass without material costs or adverse consequences. Alternatively, the qualified retirement benefits for companies other than Northwest or Goldendale may need to be enhanced. If those entities are financially unable to implement such a remedy, the tax qualification under
Section 401(a) of the Internal Revenue Code of 1986 of the plans of Northwest and Goldendale could be jeopardized. If a plan fails and the enhancement of benefits of other entities is the necessary remedy, we believe the entities responsible for those remedies will be able to provide adequate enhanced benefits.

                                    BUSINESS

     Our company, through its three primary operating subsidiaries, Goldendale Aluminum Company, Northwest Aluminum Company and Northwest Aluminum Specialties, Inc., is a leading producer of primary aluminum and selected specialty engineered high quality value-added aluminum products. Our revenue comes from two main sources: fees received from tolling alumina into aluminum and sales of value-added aluminum products. At our two facilities on the Columbia River east of Portland, Oregon, we operate two primary aluminum smelters with combined production capacity of 250,000 metric tons, making us one of the five largest primary aluminum producers in the United States. We produce primary aluminum under tolling agreements with Hydro Aluminum Louisville, Inc. and Glencore, Ltd., two large international industrial and trading companies. In conjunction with our smelter operations, we operate three casthouses that produce a range of value-added aluminum products, including our proprietary line of direct-cast, small diameter, alloyed billet products.

     We sell value-added billet and related products directly for extrusion for further processing into final products such as fire extinguishers, automobile air bag canisters, golf club heads, bicycle frames and a variety of automotive and aircraft parts. We believe our cost competitive position, strategic relationships, investment in new smelting and casting technologies and mix of higher-margin, value-added products are key competitive advantages and have been primary determinants of our historical profitability.

     We believe we rank among the lower cost aluminum producers in the United States. We attribute our historical profitability to a number of factors including access to and innovative procurement of low-cost hydroelectric power, technical innovation at the plant level, good labor relations and low levels of corporate overhead.

Operations

     We conduct our business and derive revenue through two principal business activities: the production of primary aluminum under tolling contracts and the production of value-added specialty aluminum products under tolling contracts and for direct sales.

Production of Primary Aluminum

     Our subsidiaries operate two aluminum smelters in The Dalles, Oregon and Goldendale, Washington. The smelters have the capacity to produce approximately 250,000 metric tons of primary aluminum per year. A metric ton is equal to 2,204.6 pounds. These smelters consist of 826 vertical pin Soderberg technology reduction cells organized into five pot lines. The smelters use advanced conservation technology, computer control procedures and environmental control equipment to enhance their efficiency. Capital investment in the facilities by us and the smelters' previous owners over the life of the facilities, competitive wage rates, access to low cost hydroelectric power, low overhead and tolling agreements that

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insured full smelter utilization have also contributed to the smelters'
efficiency. The efficiency of the smelters allows us to maintain a competitive cost position relative to other industry participants, many of which are significantly larger than we are. Our operating efficiencies and competitive cost position allowed us to maintain positive operating earnings through industry cycles in the last dozen years, including the 1992-1993 industry down cycle.

     Smelting Methods. Smelting, which involves the reduction of alumina to aluminum ingot, is an electrolytic process. Raw alumina is dissolved in an electrolytic bath in large cells, or pots, which are insulated with brick and lined with carbon. The cell lining acts as the negative cathode, and a carbon block, which is partially immersed in the electrolytic bath serves as a positive anode. The carbon anode is composed of petroleum coke and coal tar pitch and is consumed in the smelting process, as oxygen released from alumina in the reduction process binds with the carbon to form carbon dioxide. Because of the high cost of removing metallic impurities from aluminum, careful attention must be given to avoiding impurity introduction by way of the raw materials used in the anode manufacturing process. Petroleum coke and coal tar pitch are used as the carbon and binder sources because of their relatively high purity. Gases and particulate matter are collected in the hood around the lower rim of the anode casing and are passed through the smelter's air and water purification systems. Molten aluminum is drawn from the bottom of the cell, and, typically, poured into molds as unalloyed metal, or sow, or routed into holding furnaces where various alloying ingredients may be added before casting into plate, slab, logs or ingot.

     The world's aluminum smelters are evenly split between two basic anode technologies, Soderberg and pre-bake. The two processes differ only in the fabrication and connection of the carbon anode. Most recently constructed smelters use pre-bake technology, which has certain inherent advantages relative to Soderberg technology and may permit primary aluminum production at a lower cost, albeit at a higher initial investment.

     Soderberg anodes are baked by utilizing waste heat from the smelting cell and, as such, are referred to as self-baking. A steel casing or mold six to eight meters by two meters containing the coke aggregate and coal tar pitch mixture is mounted over the smelting cell and its contents bake as they progress toward the electrolytic bath. The carbon mass is allowed to slip through the casing at the rate of its oxidation in the electrolytic bath. In the vertical spike version of the Soderberg cell, electrical contact is made by steel tipped aluminum spikes entering from the top. They are pulled by a special tool and reset as their tips approach the electrolytic bath surface due to consumption of the anode. In the horizontal spike version of the Soderberg cell the steel-aluminum spikes enter through the side of the casing instead of through the top. They must be removed and reset as the anode is consumed.

     Pre-bake anodes are formed by blending sized petroleum coke aggregate and coal tar pitch, molding it into blocks complete with preformed electrical connection sockets by hydraulic pressing or vibration forming, and firing in oil- or gas-fired ceramic-lined ring furnace pits. A typical block is 70 cm wide, 125 cm long and 50 cm high. Electrical

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contact and physical support is obtained through aluminum or copper rods welded or bolted to steel stubs. The stubs are set in the anode sockets and molten cast iron is poured around them to produce a strong joint with low electrical resistance.

     Goldendale Smelter. The smelter in Goldendale, Washington was built in 1971, making it the most recently constructed aluminum smelter in the Pacific Northwest, and was expanded in 1981. The total annual production capacity of the Goldendale smelter is 168,000 metric tons of primary aluminum output. The Goldendale smelter employs vertical pin Soderberg technology and consists of 526 reduction cells organized into three pot lines. The Goldendale smelter has undergone a number of technology upgrades during its lifetime. These upgrades have resulted in a significant improvement in production efficiencies over the years as measured by energy consumption, carbon consumption and cell life.

     The Goldendale smelter was constructed from engineering plans based on Hydro's Karmoy, Norway facility, and as such is similar in terms of layout, smelter design and operating processes. The Goldendale smelter was also designed to operate in tandem with our smelter located in The Dalles, Oregon.

     Northwest Smelter. Located across the Columbia river and approximately 35 miles west of the Goldendale smelter, our smelter in The Dalles produces primary aluminum. Built in 1958, The Dalles smelter consists of 300 vertical pin Soderberg reduction cells organized into two pot lines. The smelter's production capacity is about 82,000 metric tons of primary aluminum per year.

     We also operate a carbon plant at The Dalles facility. The plant produces approximately 40,000 metric tons of carbon briquettes, which are consumed during the alumina reduction process. We have surplus capacity in the plant and recently have begun selling briquettes to a non-affiliated aluminum producer.


     Cell Relining. Each smelter's cells are grouped into series electrical circuits varying from 150 to 186 cells. Each cell must be relined between every 2,300 and 2,600 days. When a cell is relined, it is removed from the production process by electrically isolating the cell, allowing the electricity to flow past the cell to the next cell in the circuit. The cell is allowed to cool and the lower half of the cell, known as the cathode, is removed and taken from the cell lines to our cell relining area. The residual cooled and hardened electrolyte and aluminum and the spent pot liner, which consists of carbon blocks and insulating brick, are removed from the steel cell casing. The steel casing is then straightened and patched if necessary. The cell is then relined with new insulating brick, carbon blocks and other material and supplies, including ramming paste and collector bars. The total cell relining costs are approximately $70,000 per cell. The number of cells relined each year varies based on the quality of materials used, operating conditions and the number of cells that have been relined over the years.


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     Tolling Agreements. Each of Northwest Aluminum Company and Goldendale
Aluminum Company is party to a tolling agreement relating to the production of primary aluminum and value-added products.

     The Hydro Tolling Agreement. Goldendale and Hydro Aluminum Louisville, Inc. entered into a ten-year contract effective January 1, 1997. The Hydro tolling agreement has been extended another five years, until December 2011.

     Under the terms of the Hydro tolling agreement, Goldendale must use its smelter exclusively to produce at least 157,000 metric tons of aluminum annually from the alumina supplied to it by Hydro, and Hydro is required to supply sufficient alumina to enable Goldendale to produce that amount of aluminum. Hydro supplies the alumina at no cost to Goldendale, and at all times the alumina and aluminum inventory is owned by Hydro. Goldendale bears the entire cost of unloading and storing the alumina and transporting it to the smelter from Goldendale's unloading facility. Hydro pays a tolling fee to Goldendale for converting the alumina to aluminum based on a percentage of the price of aluminum on the London Metals Exchange. Pursuant to its tolling agreement with Hydro, Goldendale receives an additional tolling fee for casting the aluminum into value-added "casthouse products" such as extrusion billet, foundry "T" or sheet ingot. In addition, Goldendale shares premiums that Hydro is able to realize on sales of value-added products in the market. Hydro is required to place orders for at least 70,000 metric tons of value-added products each year. The tolling agreement also specifies quality and efficiency requirements. If the products or production schedules do not meet the required specifications, the parties have agreed to work together to identify and correct the problem; however, Hydro may terminate the agreement if Goldendale's production were to continue to fall below the product or schedule specifications.

     The Hydro agreement also requires Goldendale to use any additional smelter capacity resulting from the installation of new point feeder technology under the facilities investment program exclusively to produce aluminum products for Hydro, subject to some maximum volumes. Hydro is required to supply sufficient alumina to enable Goldendale to produce the additional volume. However, Hydro's commitment to place orders for value-added products remains at 70,000 metric tons and has not been increased to reflect the additional casthouse capacity expected to result from the facilities investment program. Hydro has informed us that it will utilize the additional casthouse capacity. Hydro would like to receive more of the primary aluminum produced at the Goldendale smelter in the form of billet rather than ingot. In contrast to ingot, billet is a casthouse product. If Hydro's demand for billet does not use the full capacity of the Goldendale casthouse, we anticipate using the excess capacity to cast primary aluminum from the smelter at The Dalles into commodity billet for other value-added customers.

     The Glencore Tolling Agreement. Northwest entered into a tolling contract with Glencore, Ltd. in September 1986, which was extended through December 1999. Under the Glencore tolling agreement, Glencore provides alumina to Northwest for conversion into

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primary aluminum. Glencore must supply enough alumina to support the full production capacity of the Northwest smelter, and Northwest must use its best efforts to produce 82,000 metric tons of aluminum ingot and other finished products for Glencore in exchange for a tolling fee based on a certain percentage of the London Metals Exchange price for aluminum. Northwest bears the cost of unloading and storing the Glencore alumina and transporting it from Portland to the Northwest smelter.

     Northwest has the right to buy back part of the metal supplied to Glencore, which Northwest uses in its value-added operations. Due to the growth of its value-added operations, Northwest has increased its purchases of primary aluminum from Glencore and now purchases more primary aluminum from Glencore than the production capacity of the Northwest smelter. Glencore's tolling contract allowed us to operate The Dalles smelter at full capacity while we had no developed market for our smelter production. The success of our non-tolled products, however, has reduced the importance of this contract, and we will not renew the tolling contract when it expires in December 1999. We have, however, entered into a letter of intent with Glencore to have Glencore supply the smelter at The Dalles with all of its alumina requirements from October 1, 1999 to December 31, 2004.

     Unloading Facilities. We receive raw alumina at our Portland, Oregon unloading facility. The facility is served by a ship channel maintained by the U.S. Army Corps of Engineers. Three steel silos are located on the property with the capacity to store 42,000 metric tons of alumina. Alumina is delivered to the facility by ship and is then transferred into silos for short-term storage and delivered to our smelters by rail. The unloading facility has sufficient capacity to handle our unloading and storage requirements.

Production of Value-added Specialty Aluminum Products

     We operate a value-added production operation which blends primary aluminum produced at both our smelters, which is purchased from Hydro and Glencore, and by other aluminum producers and various alloys into a variety of value-added products, including proprietary small diameter billet ("SDB") and related products. Our SDB products are cast directly from molten aluminum in a process that eliminates the expense associated with the extrusion process typically required to manufacture SDB products. Our SDB products are frequently manufactured to customer specifications, and, as such, can be priced to provide us with enhanced margins relative to commodity aluminum products. Since Northwest Aluminum Specialties began its value-added operations in the early 1990s, the business has grown to represent a significant percentage of our total revenues. Our SDB products are typically forged or extruded by our customers into end use forms which include fire extinguishers, automobile air bag canisters, golf club heads, bicycle frames and a variety of automotive and aircraft parts.

     In late 1996, Specialties added a new billet machining operation which allows us to manufacture SDB in any diameter between 2 inches and 5 inches, within extremely tight engineering tolerances. Bar sawing capabilities were also added that allow us to deliver cut

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billet "pucks" that meet customer specifications. These new capabilities have led to additional business and opportunities that we believe will allow us to continue to increase the size of our value-added aluminum business and enhance the average premium received.

     Our value-added standard extrusion billet and hot molten metal products that are not produced under tolling arrangements are sold at the Midwest market price, which includes a premium of $.03 to $.05 per pound over the London Metals Exchange price, plus a premium of between $.06 and $.13 per pound. Our specialty extrusion billet, hot closed die forging, cold impact forging and semi-solid forging are sold at the Midwest market price plus a premium of between $.13 and $.81 per pound.

Facilities Investment Program

     Both we and previous owners of our facilities periodically have made major investments in new plant and equipment. From 1978 to 1981, Martin Marietta Corporation made a major investment in both smelters by implementing new anode and cathode technology, modernizing electrical and environmental control systems and adding the third cell line at the Goldendale smelter. In 1991 and 1997 Northwest Aluminum Specialties added new casting capability.

     We are undertaking the facilities investment program to expand capacity and enhance operating efficiency. With the financial and technical support of Hydro, we plan to expand the casthouse at Goldendale and upgrade the cell lines at Goldendale and, possibly, at The Dalles. We have borrowed $20.0 million from Hydro under a note purchase agreement to partially finance the facilities investment program. We intend to implement the facilities investment program over the next five years, in two stages.

     In the first stage, we plan to modernize the Goldendale casthouse and complete a demonstration of its new cell line technology. The Goldendale casthouse expansion is designed to increase the facility's capacity to produce value-added billet from 13 million pounds per month to an initial capacity of 22 million pounds per month, with the option to expand capacity to over 30 million pounds per month. The additional value-added production will be sold by Hydro under the tolling agreement, with the same sharing of market premiums in excess of costs. As discussed below, our share of any incremental earnings from the facilities investment program will be used to repay the debt owed to Hydro. Hydro has informed us that its own U.S. extrusion plants should be able to use this additional capacity. The expansion is underway, and we expect it to take 18 months to complete and to cost approximately $13.0 million.

     The first stage will also include a 12 to 18-month demonstration of the planned cell line improvements in a 30-cell section at Goldendale. Conversion of this section and the demonstration are budgeted to cost less than $7.0 million. Cell improvements include pointfeeders to control alumina additions, magnetic compensation to stabilize cell operations, cathode redesign to optimize heat balance, new computer controls and other related

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technologies. The technology for the cell line improvements has been licensed from Hydro, which already has implemented these changes at a similar smelter in Norway. Based upon Hydro's experience, we expect the improvements to increase smelter production, reduce average unit costs of production, increase production efficiencies and significantly reduce air emissions.

     We plan to begin the second stage of converting the remaining cells at both smelters when we complete the demonstration of our cell line upgrades and obtain all necessary permits. The conversion can be performed cell by cell, with minimal disruption of operations, and can be accelerated or slowed for market or other reasons. We estimate that conversion of the remaining cells at both smelters will cost approximately $55 million. Hydro has agreed, subject to certain conditions, to provide an additional $10.0 million of subordinated financing if we decide to convert the remaining cells at Goldendale. We expect the remaining $45 million, and any additional costs of the facilities investment program, will be funded through cash from operations and borrowings under our revolving credit facility.

Research and Development and Intellectual Property

     We have traditionally placed emphasis on innovation and research and development. We have laboratory facilities dedicated to environmental compliance, quality testing and research and development. We engage in several research and development activities designed to improve earnings by increasing value-added margins or reducing costs. Expenditures for activities designated as research and development were $1,194,000 in 1998, $544,000 in 1997 and $898,000 in 1996. We also have received grants from state and federal governments for certain research and development activities.

     Our research and development encompasses five broad initiatives:

     o First, we undertake research and development to develop new alloys and casting and homogenizing practices that improve the characteristics of metal sold to customers. We endeavor to protect our proprietary interest in our products and processes by filing patent applications where appropriate and otherwise by seeking to protect them as trade secrets. This research has resulted in several proprietary products and an issued patent for a new alloy.

     o Second, we have focused research in the area of semi-solid metalworking ("SSM"). SSM is intended to give automotive and other parts the physical properties of forgings with the production cost of die castings. We have obtained a patent for the casting and transformation of aluminum to produce SSM parts.

     o Third, we have undertaken an initiative to develop a process to recycle Spent Pot Lining ("SPL"). We believe this process may allow SPL to be recycled into several marketable products rather than being treated and land filled at

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          a significant cost. We have been notified that a patent will be granted for this process.

     o Fourth, our subsidiary, Northwest Aluminum Technologies, has acquired and expects to develop a new technology to smelt aluminum in a low temperature bath using inert metallic anodes and titanium dioxide cathodes. In our pursuit of this technology, we have acquired four patents and intend to file additional patent applications. We also have received two grants from the U.S. government to fund additional research to develop new smelting technologies. o Fifth, we engage in several other research and development projects to continuously improve our smelting and casting operations.

     We have seven patents and two trademarks. We have set out a description and the termination date of each in the following table.

Description of Patent or Trademark                             Termination Date
----------------------------------                             ----------------

A patent for a method and apparatus for the
electrolytic reduction of alumina.........................     October 25, 2014

A patent for the electrolytic reduction of alumina........       August 31, 2008

A patent for the electrolytic reduction of alumina........     February 13, 2010

A patent for a point feeder and a method for
Soderberg aluminum reduction cells........................       October 4, 2010

A patent for non-consumable anode and lining for
aluminum electrolytic reduction cell......................        April 17, 2012

A patent for casting, thermal transformation and
semi-solid forming of aluminum alloys.....................        April 14, 2015

A patent for a high strength aluminum alloy...............    September 12, 2014

A trademark for "Direct Forge", the name under
which Northwest Aluminum Specialties markets its
small diameter billet.....................................    December 15, 2002;
                                                           automatically renewed
                                                          for subsequent 10 year
                                                           terms if still in use

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A trademark for "Direct Form".............................      April 18,  2007;
                                                           automatically renewed
                                                          for subsequent 10 year
                                                           terms if still in use

Sales and Marketing

     Through their tolling agreements, Hydro and Glencore are our largest customers, accounting for 37% and 19% of our revenues in fiscal 1998 and 40% and 18% of our revenues for 1997. We directly sell value-added aluminum products to approximately 100 extruders, forgers, casters, traders and other customers throughout the United States and abroad. Northwest Aluminum Company's Vice President of Sales and Marketing oversees a small sales and customer service group that makes and supports these direct sales.

Suppliers

     The major raw materials we use are alumina, petroleum coke and coal tar pitch, aluminum ingot, scrap aluminum and alloying elements and electricity. We obtain our raw materials either through annual contracts or on the spot market.

     Alumina consumed in the production of aluminum is supplied by Glencore and Hydro under the tolling agreements. We have entered into a letter of intent with Glencore to have Glencore supply the smelter at The Dalles with all of its alumina requirements from October 1, 1999 to December 31, 2004. We do not assure you as to the timing or the terms of an agreement resulting from the letter of intent.

     The other raw materials involved in the reduction of alumina are petroleum coke, coal tar pitch and carbon lining. Petroleum coke is used to make anodes and carbon lining and is sourced locally from a large producer of quality coke, which is one of several suppliers. Coal tar pitch is available from several suppliers. Carbon lining, which acts as the cathode in the smelting cells, is purchased from various suppliers.

     We annually purchase aluminum to supplement our smelter production. In addition to buying back the approximately 82,000 metric tons of our own production from Glencore, we purchase approximately 45,000 metric tons from other producers, including Hydro, at market prices in the form of primary ingot, primary molten metal and scrap metal. Primary suppliers include Hydro, Vanalco and Alcoa. The other major inputs in the making of aluminum products are alloying elements, such as magnesium and silicon, which are provided by various suppliers.

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Power Contracts

     Because electricity is both necessary for the manufacturing of aluminum and the single largest cost of making primary aluminum, the availability and pricing of electricity and access to transmission is crucial to our operations. Approximately 80% of all power produced or consumed in the Pacific Northwest is delivered over the transmission system of the BPA. Both The Dalles smelter and Goldendale smelter are connected directly to the main high voltage transmission grid of BPA. Each plant has a 20-year transmission agreement with BPA, expiring in April 2015, for transmission capacity which we believe is sufficient to meet both plants' existing and projected energy needs. These transmission agreements obligate BPA to offer Goldendale Aluminum Company and Northwest Aluminum Company a new transmission agreement upon the expiration of the current agreements. Moreover, the transmission agreements also obligate BPA to act as agent for Goldendale and Northwest to obtain transmission services over other transmission systems if requested. With the exception of limited rights to restrict transmission service in the event of certain threats to system stability, the transmission agreements obligate BPA to provide Goldendale and Northwest with the same open access transmission available to utilities and power companies under the rules of the Federal Energy Regulatory Commission.

     Goldendale and Northwest are buying energy from BPA under a five-year power sale agreement through which approximately 60% of each plant's energy needs are contractually secured at predetermined prices through September 30, 2001. The published annual average rate for power from BPA is 2.2 cents per kilowatt-hour. The power sale agreement allows us to schedule our purchases in different months when power is priced at different rates in such a way that power purchased from BPA has an actual rate that is lower than the published average rate. The remaining 40% of Northwest's and Goldendale's energy requirements is obtained by purchasing blocks of energy under periodic contracts from various suppliers, including BPA, PacifiCorp, Enron, Illinova Energy, Duke Energy, Avista Energy, the Avista Utilities and others. Recently, power costs have increased as the amount of power required to be purchased at predetermined prices under the power sale agreement has been greater than in earlier periods when we purchased more power on the spot market.

     Due to our transmission agreements and the smelters' geographical location on an unconstrained segment of the main transmission network in the region, we believe we will be able to obtain competitively-priced power in the foreseeable future. We do face the normal risks associated with the market price of energy, however. Numerous short-term and long-term developments can affect power prices, including worldwide demand for fossil fuels, changing environmental standards, the overall economic activity in the United States and the Pacific Northwest, weather temperature and precipitation. Due to the high percentage of hydroelectric generation in the power supply of the Pacific Northwest, energy prices in the region tend to be sensitive to drought conditions that reduce the availability of low cost hydroelectric power supply. The hydroelectric system in the Pacific Northwest, however, has significant flexibility and excess capacity to meet spikes in demand or short-term thermal plant outages that have caused large price swings in other regions of the country. For the

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longer term, we expect that the geographical proximity to the low-cost Western
Canadian natural gas supply and the operating flexibility and stability of the Federal Columbia River Hydro System should keep the market price of electricity attractive in the Pacific Northwest relative to the average market price of power in the United States. In addition, we are exploring opportunities to develop generating capability either on our own or in conjunction with BPA, publicly owned local utilities or other resource developers.

Hedging Activities

     Our revenues and earnings are sensitive to changes in the price of primary aluminum and in the premiums for, and mix of, our value-added products. For example, the tolling fees and premiums received by us are tied to the London Metals Exchange price of aluminum.

     Primary aluminum prices historically have been subject to significant cyclical price fluctuations. The timing of changes in the market price of aluminum largely are unpredictable. Aluminum prices historically have shown long periods of average, or below average, prices followed by sudden, relatively short periods of above average prices. These prices have historically fluctuated widely and are affected by numerous factors beyond our control, including the overall demand for, and worldwide supply of, primary aluminum, the availability and price of competing commodities, international economic trends, currency exchange rate fluctuations, expectations of inflation, actions of commodity market participants, consumption and demand patterns and political events in major producing countries. Over the eleven-year period between January 1, 1988 and December 31, 1998, the three month price of aluminum on the London Metals Exchange has ranged between a low of approximately $0.47 per pound to a high of approximately $1.26 per pound. During this period prices averaged $0.73 per pound.

     We attempt to mitigate fluctuations in the price of commodity aluminum through our strategy of minimizing the costs of production and maximizing the margins of our value-added products. When we sell value-added products for future delivery at a fixed price, we generally purchase metal or otherwise fix the price of the commodity aluminum required in that period to support the sale. From time to time, we may leave some quantities for some durations uncovered, or acquire put or call options. This policy generally leaves us with a fixed margin on our value-added sales and open prices for our future primary production that will vary with London Metals Exchange aluminum prices.

Backlog

     We generally receive the bulk of the orders for value-added specialty aluminum products in the three months preceding the calendar year in which the products are to be shipped to customers. At December 31, 1998, our fixed price backlog was $62.6 million, compared to $67.2 million at December 31, 1997. For a variety of reasons, including the

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timing of shipments and product mix, backlog may not be a reliable measure of future sales for any succeeding period.

Competition

     Competition within the aluminum industry is intense. We compete with both domestic and foreign producers of primary aluminum and with primarily domestic producers of extrusion billet and other value-added products and with primarily domestic producers of other products such as copper, steel, glass and plastic. Many of our competitors have greater financial resources than we do, which may adversely affect our ability to compete effectively.

     Primary aluminum is a commodity with standard qualities. Competition generally is based upon the ability to produce primary aluminum at a cost below the market price, which generally is established through trading on the London Metals Exchange. We also compete with various aluminum producers, casting companies, extruders and other fabricators in the production of extrusion billet, sheet ingot, small diameter ingot and other value-added products. In the extrusion billet market, we compete primarily with Alcan and Alumax, which was recently acquired by Alcoa. Northwest Aluminum Specialties' major competition in the small diameter billet segment comes from extrusion companies rather than primary producers. These companies include Crissonna, a division of Alumax, and Pimalco, a subsidiary of Alcoa, both of which are large, efficient extruders. Competition in the sale of these value-added products generally is based upon price, quality, availability, service and other factors. We concentrate on the sale of value-added products in which we believe we have production expertise, cost, quality, geographic or other competitive advantages.

Environmental and Health Matters

     We are subject to federal, state and local environmental laws. From time to time, these environmental laws are amended and new ones are adopted. These laws regulate, among other things, air emissions and water discharges; the use, generation, storage, treatment, transportation and disposal of solid and hazardous materials and wastes; and the release of hazardous or toxic substances or other contaminants into the environment. In addition, we are subject to various federal, state and local workplace health and safety laws and regulations. The environmental and health laws are administered by the U.S. Environmental Protection Agency, and various other federal, state and local agencies.

     To operate our business in compliance with environmental and health laws, we must obtain and maintain in effect permits for each of our facilities for a variety of operations. These permits include without limitation permits for discharges of wastewater, emission of air pollutants and management of hazardous wastes. As a result, we sometimes are required to make expenditures for pollution control equipment or for other purposes related to our permits and compliance with the environmental and health laws. We have been fined or penalized for breaches or alleged breaches of the environmental and health laws and

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subjected to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the environmental and health laws or damages related to injuries or alleged injuries to health or to the environment. The Dalles smelter, the Goldendale smelter and the Portland, Oregon unloading facility were subject to an environmental compliance assessment by an independent environmental consultant in 1996 that was updated in the summer of 1998. In both cases, we hired and paid the consultant. These assessments were intended to evaluate our compliance with the environmental laws regulating discharges of wastewater, emission of air pollutants and the management of hazardous wastes. These assessments identified no condition of non-compliance that we believe would have a material adverse effect on our financial condition or results of operations, nor are we aware of any such material condition.

     Our manufacturing facilities have been in operation for several decades, and these facilities have used substances and generated and disposed of wastes that are or may be considered hazardous. For example, these facilities have in the past stored or disposed of wastewater treatment sludge in on-site surface impoundments such as ponds and lagoons and have handled spent pot liner and disposed of spent pot liner and other wastes in on-site surface impoundments.

     Martin Marietta Corporation, a prior owner of The Dalles smelter, conducted an investigation of soil and groundwater at the smelter and implemented clean-up measures at the smelter site, including the removal of hazardous substances from groundwater and certain areas of the site and the encapsulation of other areas where hazardous substances were disposed or released. Martin Marietta performed this work under the supervision of the U.S. Environmental Protection Agency. In 1996 Martin Marietta completed the investigations and clean-up measures required by the EPA at The Dalles smelter site. Although the purpose of the Martin Marietta investigation was to identify all areas at the smelter where hazardous substances had been disposed or released, some affected areas may not have been identified or the clean-up measures may not perform as expected in the future.

     Hazardous substances have also been released at the Goldendale facility, and the site was listed in the EPA's Comprehensive Environmental Response, Compensation, and Liability Information System database in 1980. We expect expenditures will be necessary at the Goldendale smelter to investigate and clean up releases of hazardous substances disposed or released at the Goldendale smelter, although we are unable to estimate the amount of these expenditures. We have requested the State of Washington Department of Ecology to approve a plan to close an on-site surface impoundment at the Goldendale facility by 2005-2006. We expect to receive a response from the State of Washington in the second or third quarter of 1999. As of December 31, 1998, the estimated cost of the surface impoundment closure and post-closure actions was over $3.0 million. We have established a trust fund of approximately $560,000, as of December 31, 1998, to help pay these costs, and we have procured insurance coverage to provide funds to the State of Washington for closure if we default. The actual closure costs may exceed our estimate. Under a contract with the former owners of the Goldendale smelter, the former owners have agreed to reimburse

Goldendale Aluminum Company for certain anticipated expenditures. We do not assure you the former owners of the Goldendale smelter will contribute their contractually allocated share of the costs necessary to investigate and clean-up hazardous substances disposed or released at the Goldendale smelter site or to obtain regulatory closure of surface impoundments at the site.

     As a result of recent changes in the environmental laws, we have experienced substantial increases in costs associated with the disposal of spent pot liner from our smelters. We dispose of spent pot liner under a contract with a chemical waste treatment company, which expires in December 31, 2000, and which provides for increased treatment costs as the contract continues. The EPA has called for proposals from aluminum producers for alternative methods of disposing of spent pot liner. We are developing a process designed to recycle spent pot liner into marketable products which we plan to submit to the EPA for approval. We also expect several other producers to make proposals to the EPA. We cannot predict, however, whether our process, or any other proposed process, will be approved by the EPA; whether any such process, if approved, will be cost efficient; or what additional costs of disposal of spent pot liner, if any, we may have in the absence of EPA approval of an available, cost efficient disposal process.

     (1) An environmental condition that we do not know about could exist as to one or more of our properties and could have an adverse effect on our results of operations or financial condition.

     (2) Future environmental or health laws could have an adverse effect on our results of operation or financial condition.

Employees

     As of December 31, 1998, we employed 1,217 workers, 568 of which are members of Local 8147 and 419 of which are members of Local 9170 of the United Steelworkers of America. Goldendale Aluminum Company is signatory to a collective bargaining agreement with the USW for the period May 24, 1996 through May 31, 2001. Northwest Aluminum Company is a signatory to a collective bargaining agreement with the USW for the period July 1, 1996 through June 30, 2001.

     Both labor agreements provide for a 4% wage increase each year of the contract. During the contract period there is a no strike/no lockout agreement. We provide profit sharing programs in addition to the base compensation for all employees, and a fully-paid medical, dental and vision health care plan. We have a 401(k) plan but no defined benefit plan.

     We believe we have a good relationship with the union and an employee involvement process that encourages creativity, productivity and positive employer-employee relations.

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
Properties

     We own all of our facilities. The following table shows (1) each facility,
(2) its square footage, (3) its annual production capacity and (4) its use.

                                   FACILITIES

                                            Square                 Annual
                    Facility                Footage                Capacity              Operations
                    ---------               -------                --------              ----------
Goldendale
                    Smelter                 1,209,730              168,000 mt            Alumina reduction
                    Casthouse               Included in above      168,000 mt            Produce sow, billet, sheet

                    Unloading Facility      7.9 acres              42,000 mt
                    (Portland)                                     shipments
                    Paste Plant             37,711                 85,000 mt             Carbon briquette
                                                                                         production
                    Laboratory              18,995                                       Quality control, R & D

                    Real Property           6,473 acres
Northwest
                    Smelter                 636,000                82,000 mt             Alumina reduction
                    Casthouse               122,000                99,800 mt             Produce sow, billet, ingot
                    Paste Plant             108,000                85,000 mt             Carbon briquette
                                                                                         production
                    Real Property           390 acres
Specialties
                    Casthouse               160,000                Up to 54,500 mt       Value-added billet
                                                                   depending on
                                                                   product mix
                    Sawing/Turning          100,000                Saw:                  Semi-fabrication
                                                                   130,000 mt
                                                                   Turning:
                                                                   1,000,000 logs


     We believe these facilities are adequate to meet our current needs. We are expanding or upgrading some of our facilities as a result of the facilities investment program. Most of our facilities are subject to mortgages and other claims held by our creditors to secure the notes and our indebtedness to Hydro. See "-- Facilities Investment Program."

Legal Proceedings

     From time to time, we are involved in various legal proceedings arising from our normal business activities. We believe these legal proceedings, individually or combined, will not have a material adverse effect on our financial condition or results of operations. We are involved in a dispute with the IRS relating to proposed adjustments to both Northwest Aluminum Company and Goldendale Aluminum Company's taxable income for prior years. These adjustments could affect income taxes in future years.

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
                                   MANAGEMENT

     The following table sets forth information about our directors, executive officers and certain other key employees as of the date of this document.

Name                    Age   Positions with the Company
----                    ---   --------------------------
Brett E. Wilcox........  45   Chairman, President and Director
Allen Barkley..........  43   Vice President and General Manager -- Northwest
William R. Reid........  50   Chief Financial Officer -- Golden Northwest
                              Aluminum,  Inc. and Northwest
Daniel J. Gnall........  40   Vice President-- Sales and Marketing-- Northwest
Muhsin (Mac) Seyhanli..  54   Vice  President  and  General  Manager-- Golden
                              Northwest Aluminum, Inc. and Goldendale
Gerald Miller..........  57   Vice  President,  General  Counsel and  Secretary
                              -- Golden Northwest Aluminum, Inc. and Goldendale
Jessie Casswell........  49   Chief Financial Officer-- Goldendale
A. Ray Roberts.........  57   President-- Technologies
Robert Ames............  58   Director
Stephen E. Babson......  47   Director
David Bolender.........  66   Director
Michael G. Psaros......  31   Director

     Brett Wilcox has served as our President since our inception in June 1998. Mr. Wilcox is also the President of Northwest Aluminum Company, which he founded in 1986, and since 1996 has served as the President of Goldendale Aluminum Company. Before founding Northwest in 1986, Mr. Wilcox was the Executive Director of Direct Service Industries, a trade association of ten large aluminum and other energy-intensive companies that purchase electricity from the Bonneville Power Administration. Before 1986 Mr. Wilcox was an attorney with Preston and Gates in Seattle, Washington, concentrating in energy and general business matters. Mr. Wilcox is chairman of the Oregon Economic Development Commission, Vice Chair of the Oregon Progress Board and active in various civic and business organizations.

     Allen Barkley joined Northwest in June 1995 as Production Engineering Manager and became Vice President and General Manager in October 1996. Before joining Northwest, Mr. Barkley spent 18 years at a primary aluminum smelter facility in Columbia Falls, Montana where he served in a variety of capacities, including production, engineering, maintenance and public affairs.

     William Reid joined Northwest in 1986, became its Controller in 1993 and was appointed Chief Financial Officer of Northwest in 1996 and of Golden Northwest Aluminum in August 1998. Before joining Northwest, Mr. Reid was a senior auditor with Touche Ross & Co.

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
     Daniel J. Gnall joined Northwest in August 1991 as a metal trader, and in 1992 became Manager -- Sales and Marketing responsible for metal purchasing and sales. Before joining Northwest, Mr. Gnall was an account executive with Martin Marietta Corporation and worked for Cassmet International, Inc., a metals trading company where he served as its General Manager in charge of physical operations and non-ferrous metal purchasing and sales.

     Muhsin (Mac) Seyhanli became Vice President and General Manager of Golden Northwest Aluminum in August 1998. He was one of the founders of Columbia Aluminum Company, the predecessor of Goldendale, and since 1994 has been the general manager for all operations at Goldendale, becoming its Vice President and General Manager in 1996. Before his current position, Mr. Seyhanli was a cell line manager for both Columbia and Commonwealth Aluminum. Mr. Seyhanli has over 29 years of experience in the aluminum industry.

     Gerald Miller became Vice President, General Counsel and Secretary of Golden Northwest Aluminum in August 1998. He joined Columbia Aluminum Company in 1989 as General Counsel and Corporate Secretary. In 1996, Mr. Miller was named to the additional post of Vice President -- Energy and Government Affairs of Goldendale. Before joining Goldendale, Mr. Miller was a trial lawyer in private practice in the state of Washington. Mr. Miller is a member of the Board of Directors of the State of Washington Economic Development Finance Authority.

     Jessie Casswell has been the Chief Financial Officer of Goldendale since 1998 the Controller since 1984. From 1972 to 1984, Ms. Casswell served as the Controller of Northwest. Ms. Casswell is also a member of the Executive Committee of the Goldendale profit sharing plan and is the Chairperson of the Trustees of the profit sharing plan.

     A. Ray Roberts joined Northwest in 1992 as Operations Manager and was responsible for smelter operations. In 1997, Mr. Roberts was named President of Northwest Aluminum Technologies. In his over 28 years of experience in the aluminum industry and before joining Northwest, Mr. Roberts has worked for several smelting facilities in various engineering and managerial capacities, including production, marketing manager, technology development and liaison to government.

     Robert Ames became a director of Golden Northwest Aluminum in 1998. Since 1996, he has served as a director of Goldendale. Until his retirement in 1995, Mr. Ames worked in the banking industry, serving most recently as the Vice Chairman and President of First Interstate Bank of Oregon. Mr. Ames is a real estate investor and a member of the boards of directors of a number of Pacific Northwest companies, including Barrett Business Services, Inc.

     Stephen E. Babson became a director of Golden Northwest Aluminum in 1998. Since 1996, he has served as a director of Goldendale. Mr. Babson has been a partner in the

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
Portland office of Stoel Rives LLP, which is acting as our counsel in connection with this exchange offer, since 1984. Mr. Babson is also a director of Roseburg Forest Products Co. and serves on the advisory boards of several Pacific Northwest based technology companies. He is the general partner of Babson Capital Partners, LP, a private investment fund, the secretary and director of the Oregon Symphony Association and the Chair of the Riverdale School Foundation. Mr. Babson formerly served as secretary and a director of the Software Association of Oregon.

     David Bolender became a director of Golden Northwest Aluminum in 1998. Since 1996, he has served as a director of Goldendale. Since 1992, Mr. Bolender has served as Chairman of the Board of Electro Scientific Industries, Inc., a manufacturer of machine tools for the electronics industry. In May 1998, Mr. Bolender became Chief Executive Officer and Chairman of the Board of Protocol Systems, a manufacturer of medical vital sign monitoring instrumentation. From 1982 to 1991, Mr. Bolender was President of Pacific Power and Light Company and PacifiCorp Electric Operations Group. Before joining PacifiCorp in 1982, Mr. Bolender spent 12 years with Westinghouse Electric Corporation, where he managed the construction and operation of power plants around the world. He is a member of the boards of directors of Benson Industries and Micro Monitors.

     Michael G. Psaros became a director of Golden Northwest Aluminum in 1998. Since 1996, he has served as a director of Goldendale. Since 1991, Mr. Psaros has been a Principal of Keilin & Co. LLC, a New York investment bank. Mr. Psaros is also a Principal of KPS (Keilin, Psaros, Shapiro) Special Situations Fund, L.P., a private equity fund. Before joining Keilin, Mr. Psaros worked in the investment banking department of Bear, Stearns & Co. Inc. Mr. Psaros was originally appointed to Goldendale's Board by the President of the United Steelworkers of America.

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
                             EXECUTIVE COMPENSATION

Compensation Committee Interlocks and Insider Participation

     In the last fiscal year, our Board of Directors did not have a compensation committee. Compensation decisions for executive officers were made by Brett Wilcox.

Executive Compensation

     Compensation Summary. The following table sets forth compensation information for the President and our other four most highly compensated executives, each of whose total annual compensation exceeded $100,000 in 1998.

                           Summary Compensation Table


                                                                         Annual Compensation
                                                            -------------------------------------------
                                                                                           Other Annual
                                                              Salary          Bonus        Compensation
                                                            ---------        ---------     ------------
     Brett Wilcox, President and Chairman of the Board
         1998.............................................  $ 601,806        $ 903,001          $0

     Muhsin (Mac) Seyhanli, Vice President and
         General Manager
         1998.............................................    150,000          253,380           0

     Allen Barkley, Vice President and General
         Manager-- Northwest Aluminum Company
         1998.............................................    106,950          100,000           0

     Daniel J. Gnall, Vice President - Sales and
         Marketing-- Northwest Aluminum Company
         1998.............................................    106,950          100,000           0

     William R. Reid, Chief Financial Officer
         1998.............................................    106,950          100,000           0



     The salaries of the above-named executive officers will be the same in fiscal 1999. No material increases in bonuses or other annual compensation are planned in fiscal 1999.

Limitation of Liability and Indemnification

     Our articles of incorporation eliminate, to the fullest extent permitted by Oregon law, liability of our directors for monetary damages for conduct as a director. Although liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     Our articles of incorporation require us to reimburse the directors for any liabilities and related expenses arising from the Company's operations to the fullest extent not prohibited by law. We believe that the limitation of liability provisions in our articles of incorporation may enhance our ability to attract and retain qualified individuals to serve as directors.

Directors' Compensation

     Directors who are not our employees receive a fee of $5,000 per board meeting attended.

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
                              CERTAIN TRANSACTIONS

     We sell semi-solid metalworking and other value-added products to Hot Metal Technologies, Inc. and Hot Metal Moldings, Inc. under annual purchase orders. Hot Metal Technologies and Hot Metal Moldings, suppliers of automotive parts, are each wholly owned by Brett Wilcox, our sole shareholder. Our sales to these companies under these purchase orders totaled approximately $3.6 million for the years ended December 31, 1997 and 1998. The terms of these sales were comparable to similar sales to non-affiliates. We also made advances to Hot Metal Technologies and Hot Metal Moldings during the years ended December 31, 1997 and 1998 by way of payroll and benefits expenses paid by Northwest Aluminum Company for Northwest employees on loan to these companies. On December 31, 1997, $4.0 million of the total amount then owed by Hot Metal Technologies and Hot Metal Moldings to us for accounts receivable and advances was converted to a note receivable. The note bears interest at 9.25% per year and is payable in quarterly installments beginning April 1, 1998 through January 2002. As of December 31, 1998, a combined total of approximately $4.3 million was owed by these companies to us, consisting of approximately $3.4 million on the note receivable and accounts receivable of approximately $0.9 million. The highest amount of total indebtedness of Hot Metal Technologies and Hot Metal Moldings to us since January 1, 1997 was $6.5 million.

     In 1998 the federal government made a grant of $750,000 to Hot Metal Technologies as contractor, and Northwest Aluminum Specialties as subcontractor, for semi-solid metalworking research.

     In 1997 Northwest Aluminum Company paid $4.9 million to Mr. Wilcox to pay taxes owed by him as a result of Northwest's status as a Subchapter S corporation. The amount paid was in excess of actual tax liabilities and, of this amount, $2.9 million was recorded as a dividend. The remaining $2.0 million is recorded as a receivable on our combined balance sheet and is outstanding. No interest is payable upon the receivable.

     Mr. Wilcox has entered into an agreement with Northwest, Northwest Aluminum Specialties and us under which we have agreed not to file any amended income tax return or change any election or accounting method without the consent of Mr. Wilcox if the filing or change would increase any tax liability of Mr. Wilcox. In addition, the companies have agreed to reimburse Mr. Wilcox for any adjustment for taxes owed for earlier periods, including taxes on any such payments, and for certain other fees and costs relating to periods before December 18, 1998.

     Under a voting agreement effective May 17, 1996, Mr. Wilcox must cause Goldendale Holding Company to vote the shares of Goldendale Aluminum Company common stock held by it to ensure that

     (1) the Goldendale Aluminum Company board of directors consists of not more than five directors,

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
     (2) not less than one director is a nominee designated by the President of the United Steel Workers of America and
     (3) not less than two directors are nominees of Mr. Wilcox who have no significant continuing business relationship with Mr. Wilcox or any entity controlled by him.

The voting agreement will remain in force so long as the USW represents the collective bargaining unit of the Goldendale facility, except that clauses (1) and (3) of the preceding sentence will continue only until the termination of the initial term of the Collective Bargaining Agreement dated April 7, 1996 between Goldendale Aluminum Company and the USW.

                        DESCRIPTION OF OTHER INDEBTEDNESS
                         AND GOLDENDALE PREFERRED STOCK


     The following describes the material terms of the Goldendale Aluminum Company preferred stock and all of the material debt instruments to which we and our subsidiaries are parties.


Revolving Credit Facility

     Goldendale Aluminum Company, Northwest Aluminum Company, Northwest Aluminum Specialties and Northwest Aluminum Technologies, as borrowers, and Goldendale Holding Company, as guarantor, have entered into an agreement with BankBoston, N.A. and U.S. Bank, N.A. establishing a revolving credit facility. The following is a summary of the key terms and provisions of the facility.

     The credit facility consists of a $75.0 million senior secured revolving credit facility, collateralized by all of the inventory, accounts receivable and other rights to payment and related intangibles and any proceeds of Goldendale Aluminum Company, Northwest, Specialties and Technologies and maturing on December 20, 2003. The maximum amount of borrowings that may be outstanding under the credit facility is limited to the lesser of specified percentages of eligible accounts receivable and inventory and $75.0 million. Availability under the credit facility as of December 31, 1998 was approximately $50.5 million.

     The credit agreement contains restrictive covenants, including a minimum net worth requirement, a minimum excess availability requirement and limitations on capital expenditures, dividends, additional indebtedness, mergers and other business combinations, asset sales, liens or other similar restrictions on property, investments and transactions with affiliates. The credit agreement also contains customary events of default and other provisions, including an event of default on a change of control of us or our subsidiaries. Upon the occurrence of an event of default, the lenders may declare all amounts owing under the credit facility to be immediately due and payable, except that, on the occurrence of an event of default triggered by certain events of bankruptcy, insolvency or reorganization, borrowings under the credit facility will automatically become due and payable, at which time the lenders may initiate proceedings to realize on the collateral for the credit facility.

     Borrowings under the credit facility bear interest at a floating rate based on the Alternative Base Rate specified in the credit agreement plus from 0.50% to 1.00% or LIBOR plus from 2.00% to 2.50%, depending on our consolidated ratio of EBITDA to interest expense. Interest is payable monthly or at the end of LIBOR interest periods in arrears. The credit facility provides for the payment of a commitment fee of 0.50% per year based on the unused portion of the credit facility and other fees. Fees payable in connection with the issuance of letters of credit are equal to the then applicable LIBOR margin plus a fronting fee of 0.25% calculated on an annualized basis on the face amount of each letter of credit.

During the time that an event of default is continuing, interest will be payable at rates 2.00% above the interest rate applicable to Base Rate loans described in the credit agreement.

Hydro Subordinated Debt

     We have entered into an agreement with Norsk Hydro USA, Inc. to borrow up to $30.0 million in the form of subordinated debt secured by a second lien on and pledge of the collateral securing your notes and subordinated guarantees by our subsidiaries. Except for Hydro's collateral security, the guarantees by our subsidiaries of the Hydro debt are also subordinate to the indebtedness under our revolving credit facility. The proceeds of this indebtedness will be available to us in two parts -- $20.0 million, which has already been borrowed, and $10.0 million on our notice, issued on or before December 31, 2001, of the completion of plans to implement complete point feeder conversion of the Goldendale smelter, the receipt of all necessary permits and satisfaction of certain other customary conditions.

     Our indebtedness with Hydro matures December 31, 2005. Automatic extensions of up to a maximum of two years may take effect if we cannot repay principal at maturity as a result of the limitations imposed by the restricted payments covenant in the indenture. Borrowings under this indebtedness bear interest at LIBOR plus 2.00%, payable semi-annually in arrears. Commencing February 15, 2003, we will make semi-annual principal payments based on increased earnings associated with the facilities investment program at the Goldendale smelter to the extent permitted by the restricted payments covenant in the indenture. The subordinated note purchase agreement with Hydro contains customary affirmative covenants and a covenant to implement the facilities investment program and incorporates by reference certain of the negative covenants contained in the indenture.

     Under an agreement between the trustee of your notes and Hydro, the Hydro indebtedness and the related guarantees by our subsidiaries are subordinated in right of payment to the notes and their guarantees in the following manner:

     (1) in the event of a bankruptcy or similar proceeding involving us or any of our subsidiaries, you will be entitled to receive payment in full before Hydro will be entitled to receive any payment for the indebtedness owed to it or under the related guarantees, and

     (2) no payment on the indebtedness to Hydro or the related guarantees will be permitted unless

          (a) the payment of principal is permitted under the restricted payments covenant contained in the indenture,

          (b) at the time of and after giving effect to the payment, there is not an existing or pending default under the indenture, and

          (c) no portion of the indebtedness to Hydro shall have been made immediately due and payable at or before the time of the payment.

In addition, the agreement provides that the trustee's security interest in and pledge of the collateral for the notes is senior in priority to the security interest and pledge securing the indebtedness to Hydro, and will limit in some respects the ability of Hydro to exercise its rights and remedies under the indebtedness and the guarantees and collateral securing it. See "Description of Notes -- Material Covenants -- Limitations on Restricted Payments, Restricted Investments and Unrestricted Subsidiary Investments."

Goldendale Preferred Stock

     Goldendale Holding Company has outstanding 131,836.1 shares of nonconvertible Series A preferred stock held by the Goldendale Aluminum Company profit sharing plan. Goldendale Holding Company is the sole owner of all 329,500 outstanding shares of common stock of Goldendale Aluminum Company. The Goldendale preferred stock pays cumulative dividends and has one vote per share on all matters submitted to a vote of shareholders of Goldendale Holding Company and votes together with the common stock as a single class on these matters. We have the right to redeem the Goldendale preferred stock in cash at any time for a variable price described in Goldendale Holding Company's certificate of incorporation. If we do not redeem the Goldendale preferred stock before January 1, 2002, each holder of the Goldendale preferred stock can receive additional shares of Goldendale preferred stock equal in value to any accrued and unpaid cash dividends. Although we plan to redeem the Goldendale preferred stock, we do not assure you we will do so. Because the shares of Goldendale preferred stock vote as a class with the common stock, such an in-kind payment to the holders of the Goldendale preferred stock could over time result in a change of voting control of Goldendale Holding Company, which could result in an event of default under our revolving credit facility. The liquidation preference on the Goldendale preferred stock is $225 per share.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 350,000 shares of common stock.

Common Stock

     As of the date of this document, 1,000 shares of common stock were outstanding, held of record by Mr. Wilcox.

     Holders of common stock are entitled to receive dividends as may from time to time be declared by our board of directors out of funds legally available for that purpose. Holders of common stock are entitled to one vote per share on all matters on which they are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive rights, conversion rights, redemption rights or rights to a fund whose assets and their earnings are earmarked to pay for the common stock. If we liquidate, dissolve or wind up, holders of common stock are entitled to share equally and proportionately in any of our assets remaining after the payment of all of our liabilities, including the notes. The outstanding shares of common stock are fully paid and nonassessable.

                        FEDERAL INCOME TAX CONSIDERATIONS

     This section discusses the material U.S. federal income tax consequences associated with the exchange of the notes for the new notes under the exchange offer and the purchase, ownership and disposition of the new notes. It does not describe all aspects of U.S. federal income taxation that may be relevant to particular holders in the context of their specific investment circumstances or certain types of holders subject to special treatment under these laws, such as financial institutions and tax-exempt organizations. This section is based upon the United States federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in these tax laws or these interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the notes or a holder of the notes.

The Exchange

     The exchange of the notes for the new notes under the exchange offer will not be treated as an "exchange" for federal income tax purposes because the new notes do not differ materially either in kind or extent from the notes and because the exchange will occur by operation of the terms of the notes. Rather, the new notes received by a holder will be treated as a continuation of the notes in the hands of the holder. As a result, there generally will be no federal income tax consequences to holders who exchange notes for the new notes under the exchange offer. In addition, any "market discount" on the notes should carry over to the new notes. Holders should consult their tax advisors regarding the application of the market discount rules to the new notes received in exchange for the notes under the exchange offer.

U.S. Taxation of U.S. Holders

     The following is a general discussion of the material U.S. federal income tax consequences of the ownership and sale or other disposition of the notes by an initial beneficial owner who is a U.S. holder. As used herein, U.S. holder is, for U.S. federal income tax purposes,

     (a)  a citizen or resident of the United States,

     (b) a corporation, limited liability company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof,

     (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

     (d) a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

     Interest

     Stated interest payable on the notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time accrued or received, in accordance with such U.S. holder's method of accounting for U.S. federal income tax purposes.

     Market Discount

     If a U.S. holder purchases, subsequent to its original issuance, a note for an amount that is less than its stated redemption price at maturity, the amount of the difference generally will be treated as a "market discount," unless such difference is less than a specified de minimis amount. The U.S. holder will be required to treat any gain recognized on the sale, exchange, redemption, retirement or other disposition of such a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In addition, the U.S. holder may be required to defer, until the maturity date of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness that is properly allocable to purchasing or carrying the note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder elects to accrue market discount on a constant interest method. A U.S. holder of a note may elect to include market discount in income currently as it accrues under either the ratable or constant interest method. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If a U.S. holder of a note makes such an election, the foregoing rules with respect to the recognition of ordinary income on sales and other dispositions of such instruments, and with respect to the deferral deductions for interest on indebtedness that is properly allocable to purchasing or carrying such debt instruments, would not apply.

     Amortizable Bond Premium

     A U.S. holder that purchases a note for an amount in excess of its principal amount will be considered to have purchased the note at a premium and may elect to amortize such premium, using a constant yield method, over the remaining term of the note, or, if a smaller amortization allowance would result, by computing such allowance with reference to the amount payable on an earlier call date and amortizing such allowance over the shorter period to such call date. The amount amortized in any year will be treated as a reduction of the U.S. holder's interest income from the note. Bond premium on a note held by a U.S.

holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on the disposition of the note. The election to amortize bond premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year in which the election applies and may not be revoked without the consent of the Internal Revenue Service.

     Disposition of the Notes

     Upon the sale, exchange, redemption, or retirement at maturity of a note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized and the holder's adjusted tax basis in the note. However, to the extent the amount realized is attributable to accrued but unpaid interest, it will be treated as ordinary interest income. The gain or loss generally will be long-term capital gain or loss if the holding period for the note exceeds one year at the time of disposition. The holding period for the new notes will include the holding period for the notes exchanged for new notes. Non-corporate taxpayers may have a lower tax rate on long-term capital gains than on ordinary income or short-term capital gains. Investors should consult their tax advisors about applicable rates at the time of disposition of the notes.

U.S. Taxation of Non-U.S. Holders

     The following is a summary of the material U.S. federal income tax consequences resulting from the ownership of notes by an initial beneficial owner who is a non-U.S. holder. A non-U.S. holder is any person or entity that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign estate or trust or a foreign partnership. This description is not intended to reflect the particular tax position of any beneficial owner. It addresses only initial purchasers who hold the notes as capital assets and does not address beneficial owners that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, purchasers that hold notes as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment, including a "conversion transaction," comprised of a note and one or more investments, purchasers who hold the notes in connection with a U.S. trade or business or purchasers that have a functional currency other than the United States dollar. This description is based upon the U.S. federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the notes or any holder. Persons considering the purchase of notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences to them under the laws of any other tax jurisdiction.

     Interest

     In general, payments of interest to a non-U.S. holder will not be subject to U.S. federal income or withholding tax, provided that

     (a) the holder is not

          (1) an actual or constructive owner of 10% or more of the total voting power of all voting stock of our company,

          (2) a controlled foreign corporation related to us through stock ownership or

          (3) a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Internal Revenue Code,

     (b) such interest payments are not effectively connected with the conduct of the non-United States holder of a trade or business within the United States, and

     (c) we or our paying agent receives documentation satisfying the requirements of section 871(h)(5) of the Internal Revenue Code.

In general, these requirements may be satisfied by the receipt (1) from the non-U.S. holder of a properly completed Internal Revenue Service Form W-8, or substitute Form W-8, which provides under penalties of perjury the non-U.S. holder's name and address and certifies that the non-U.S. holder is a non-U.S. holder or (2) from a financial institution such as a securities clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business on behalf of the non-U.S. holder, certification under penalties of perjury that such a Form W-8 has been received by it or by another such financial institution from the non-U.S. holder, and the name and address of the beneficial owner and a copy of the Form W-8 is furnished to the payor. New regulations, effective for payments after December 31, 1999, include additional certification procedures and special rules for payments to foreign partnerships.

     A non-U.S. holder that does not qualify for the exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at the rate of 30% on payments of interest on the notes. Non-U.S. holders should consult any applicable income tax treaties, which may provide for an exemption from or a lower rate of tax on interest, or other rules different from those described above. A non-U.S. holder who qualifies for a reduced rate of tax under a treaty may be subject to a reduced rate of withholding, if applicable certification requirements are satisfied.

     Gain on Disposition

     Except as described below and subject to the discussion concerning backup withholding below, any gain realized by a non-U.S. holder on the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax unless

     (a) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States,

     (b) the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, or

     (c) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates.

     Federal Estate Taxes

     A note held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that any interest received on the note, if received by the holder at the time of the holder's death, would not be effectively connected with the conduct of a trade or business in the United States and the individual does not own, actually or constructively at the date of death, 10% or more of the total voting power of all voting stock of our company.

Backup Withholding and Information Reporting

     Under current United States federal income tax law, a 31% backup withholding tax requirement may apply to certain payments of interest on, and the proceeds of a sale, exchange or redemption of, the notes. The backup withholding rules will apply to a U.S. holder if:

     (1) the holder fails to furnish or certify a taxpayer identification number, or TIN, in the prescribed manner,

     (2) the IRS notifies the payor that the TIN furnished by the holder is incorrect,

     (3) the IRS has notified the payor that withholding is required, or

     (4) the holder fails to properly certify that it is exempt from withholding.

Corporations generally are exempt from backup withholding.

     In the case of a non-United States holder, under current Treasury regulations, backup withholding will not apply to payments made by us, or any paying agent acting on our behalf, on a note if such holder has provided the required certification under penalties of perjury that it is a non-U.S. holder or has otherwise established an exemption, provided in each case that we or our paying agent do not have actual knowledge that the payee is not a non-U.S. holder. Special rules may apply with respect to the payment of the proceeds from the sale of a note to or through foreign offices of certain brokers. New regulations may alter the details of the certification procedures. Any amounts withheld from payment under the backup withholding rules will be allowed as a credit against a holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     This section does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of the notes in light of his, her or its particular circumstances and income tax situation. Each holder of the notes should consult his, her or its tax advisor as to the specific tax consequences to the holder of the exchange of notes for new notes and the ownership and disposition of the notes, including the application and effect of state, local, foreign and other tax laws or changes to those laws.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for notes where the notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period ending on the earlier of

     (1)  180 days after the date of this prospectus and

     (2) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities,

we will make available and provide promptly upon reasonable request this prospectus, in a form meeting the requirements of the Securities Act, to any broker-dealer for use in connection with any such resale.

     We will receive no proceeds in connection with the exchange offer. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. A resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be an underwriter within the meaning of the Securities Act, and any profit on the resale of new notes and any commissions or concessions received by these persons may be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be considered to admit that it is an underwriter. We have agreed to reimburse these broker-dealers for any amounts arising as a result of certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the issuance of the new notes will be passed upon for us by Stoel Rives LLP, Portland, Oregon.

                                     EXPERTS


     The consolidated financial statements of Golden Northwest Aluminum, Inc. and Affiliates as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing in this prospectus.


     The statements of income and cash flows of Goldendale Smelter Division of Columbia Aluminum Company for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996 included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing in this prospectus.


     The combined financial statements of Northwest Aluminum Company and Northwest Aluminum Specialities, Inc. as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998 included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing in this prospectus.

     The consolidated financial statements of Goldendale Holding Company and Subsidiary as of and for the years ended December 31, 1997 and 1998 and the period from acquisition (May 22, 1996) through December 31, 1996 included in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing in this prospectus.


                              CHANGE OF ACCOUNTANTS

     On June 15, 1998, we engaged BDO Seidman, LLP as our independent public accountants. BDO's engagement was approved by our Board of Directors. Under this engagement, BDO audited our consolidated financial statements for the years ended December 31, 1997 and 1996, which consolidated financial statements are included in this document. Prior to this engagement, we had not consulted with BDO on issues relating to our accounting principles or the type of audit opinion to be issued for our financial statements.


     Perkins & Company, P.C. were the prior auditors and audited the combined financial statements of Northwest Aluminum Company and Northwest Aluminum Specialties, Inc. for the year ended September 3, 1995. Perkins resigned on May 22, 1998, and referred us to BDO Seidman. Perkins is a member of the BDO Seidman Alliance. The report of Perkins on those financial statements did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit by Perkins for the year ended September 3, 1995, there was no disagreement between us and Perkins on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of Perkins, would have caused them to make reference to the matter in their report.

     Arthur Andersen LLP had previously audited Goldendale Aluminum Company's financial statements as of December 31, 1996 and 1997. In connection with the audit by Arthur Andersen for these periods, there was no disagreement between us and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Arthur Andersen would have caused them to make reference to the matter in their report.

                             ADDITIONAL INFORMATION

     As required by the Securities Act, we have filed a registration statement on Form S-4 with the SEC to register the new notes to be exchanged for existing notes in the exchange offer. This document omits some information contained in the registration statement and the exhibits and schedules attached to the registration statement. For further information about us and the exchange offer, you should review the registration statement and its exhibits and schedules. Statements in this document that summarize the contents of any contract or other document are not necessarily complete and you should review every contract or document that is filed as an exhibit to the registration statement. The registration statement and its exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained from the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet Web site at http://www.sec.gov. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0300.

                          INDEX TO FINANCIAL STATEMENTS


Golden Northwest Aluminum, Inc. and Subsidiaries

Report of Independent Certified Public Accountants.............              F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998...              F-3
Consolidated Statements of Operations for the years ended
     December 31, 1996, 1997  and 1998.........................              F-4
Consolidated Statements of Shareholder's Equity for the years
      ended December 31, 1996, 1997 and 1998...................              F-5
Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1997 and 1998..........................              F-6
Summary of Significant Accounting Policies.....................      F-7 to F-11
Notes to Consolidated Financial Statements.....................     F-12 to F-21


Goldendale Smelter Division of Columbia Aluminum Company

Report of Independent Certified Public Accountants.............             F-22
Statements of Income for the year ended December 31, 1995
     and for the period from January 1, 1996 through
     May 21, 1996..............................................             F-23
Statements of Cash Flows for the year ended December 31, 1995 and for the period from January 1, 1996 through
     May 21, 1996..............................................             F-24
Summary of Significant Accounting Policies.....................     F-25 to F-27
Notes to Financial Statements..................................     F-28 to F-29

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Golden Northwest Aluminum, Inc. and Subsidiaries
The Dalles, Oregon

     We have audited the accompanying consolidated balance sheets of Golden Northwest Aluminum, Inc. and Subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Golden Northwest Aluminum, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

BDO Seidman, LLP


Spokane, Washington
March 16, 1999


                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS (Note 5)
                                                                                        December 31,
                                                                             -----------------------------
                                                                                    1997              1998
                                                                             -----------      ------------
                                                                                      (in thousands)
Current assets:
   Cash and cash equivalents...............................................  $     1,251      $     37,633
   Trade accounts receivable, less allowance for doubtful accounts of             61,862            47,264
      $1,000 (Note 14).....................................................
   Current portion of receivable due from related company (Note 13)........         --               2,126
   Inventories (Note 2)....................................................       60,892            55,083
   Prepaid expenses........................................................          527               786
   Deferred income taxes (Note 10).........................................        1,339             1,494
                                                                             -----------      ------------
      Total current assets.................................................      125,871           144,386
                                                                             -----------      ------------
Property, plant and equipment, net (Notes 1 and 3).........................      113,812           117,761
Power project assets held for sale.........................................        1,630               543
Goodwill, net of accumulated amortization of  $7,785 and $12,531 (Note 1)..       92,886            88,140
Advances to shareholder....................................................        2,000             2,000
Receivable due from related company, less current portion (Note 13)........        4,034             2,826
Other assets, net (Note 4).................................................        6,778            10,472
                                                                             -----------      ------------
                                                                             $   347,011      $    366,128
                                                                             ===========      ============

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
   Current portion of long-term debt (Note 5...............................  $    13,500      $         --
   Trade accounts payable..................................................       50,496            41,035
   Accrued expenses (Note 8)...............................................       19,161            19,598
   Income taxes payable (Note 10)..........................................        6,316             5,361
                                                                             -----------      ------------
      Total current liabilities............................................       89,473            65,994
                                                                             -----------      ------------
   Long-term debt, less current portion (Note 5)...........................      121,441           170,000
   Deferred income taxes (Note 10).........................................        9,323             9,965
   Deferred compensation (Note 7)..........................................        2,915             1,734
   Other long-term liabilities (Note 9)....................................        2,312             1,741
   Dividends payable (Note 11).............................................        5,867             9,515
                                                                             -----------      ------------
      Total liabilities....................................................      231,331           258,949
                                                                             -----------      ------------
Commitments and Contingencies (Notes 6, 7, 9 and 10)

Preferred stock of subsidiary (Note 11)....................................       29,663            29,663

Shareholder's Equity (Note 1):.............................................
   Common stock, $0.10 par value; 350,000 shares authorized;                          --                --
     1,000 shares issued and outstanding
   Additional paid-in capital..............................................       65,504            65,504
   Retained earnings.......................................................       20,513            12,012
                                                                             -----------      ------------
      Total shareholder's equity                                                  86,017            77,516
                                                                             -----------      ------------
                                                                             $   347,011      $    366,128
                                                                             ===========      ============

      See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Year Ended December 31,
                                                            -------------------------------------------------
                                                                1996               1997             1998
                                                            -------------     -------------     -------------
                                                                   (in thousands, except per share data)
Revenues (Notes 1, 6 and 13)                                $     373,038     $     497,872     $     470,850
Cost of revenues                                                  329,739           438,299           443,251
                                                            -------------     -------------     -------------
Gross margin                                                       43,299            59,573            27,599
General and administrative expenses                                 9,746            15,327            15,600
                                                            -------------     -------------     -------------
Operating income                                                   33,553            44,246            11,999
                                                            -------------     -------------     -------------
Other income (expense):
   Interest expense (Note 5)                                       (9,454)          (16,723)          (14,180)
   Other income, net                                                1,442             4,246             1,889
                                                            -------------     -------------     -------------
Net other expense                                                  (8,012)          (12,477)          (12,291)
                                                            -------------     -------------     -------------
Income (loss) before income taxes                                  25,541            31,769              (292)
Income tax expense (Note 10)                                        6,636            13,274             3,009
                                                            -------------     -------------     -------------
Income (loss) before extraordinary item                            18,905            18,495            (3,301)
Extraordinary item - loss on extinguishment of debt (net of
  income tax benefit of $513) (Note 5)                                 --                --            (1,552)
                                                            -------------     -------------     -------------
Net income (loss)                                           $      18,905     $      18,495            (4,853)
                                                            =============     =============     =============

Income (loss) before extraordinary item                     $      18,905     $      18,495     $      (3,301)
Dividends accrued on preferred stock of subsidiary                 (2,219)           (3,648)           (3,648)
                                                            -------------     -------------     -------------
Income (loss) available to common shareholder                      16,686            14,847            (6,949)
Extraordinary item                                                     --                --            (1,552)
                                                            -------------     -------------     -------------
Net income (loss) available to common shareholder           $      16,686     $      14,847     $      (8,501)
                                                            =============     =============     =============
Earnings (loss) per share - basic and diluted:

Income (loss) before extraordinary item                     $      16,686     $      14,847     $      (6,949)
Extraordinary item                                                     --                --            (1,552)
                                                            -------------     -------------     -------------
Net income (loss) per share of common stock                 $      16,686     $      14,847     $      (8,501)
                                                            =============     =============     =============

Weighted average shares of common stock outstanding                 1,000             1,000             1,000
                                                            =============     =============     =============

(The Consolidated Statements of Operations include the results of operations of Goldendale Holding Company since May 22, 1996. See Note 1.)

     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY


                                                             Common Stock           Additional                      Total
                                                     ---------------------------      Paid-In       Retained     Shareholder's
                                                        Shares         Amount         Capital       Earnings        Equity
                                                     ------------   ------------   ------------   ------------    -----------
                                                                       (in thousands except share data)
Balance at January 1, 1996                                  1,000   $         --   $     20,774   $     59,599    $    80,273
Acquisition of Goldendale (Note 1)                             --             --         44,480             --         44,480
Cash contributed to capital                                    --             --            100             --            100
Dividends accrued on preferred stock                           --             --             --         (2,219)        (2,219)
Dividends paid on common stock                                 --             --             --        (67,587)       (67,587)
Net income                                                     --             --             --         18,905         18,905
                                                     ------------   ------------   ------------   ------------    -----------
Balance at December 31, 1996                                1,000             --         65,354          8,598         73,952
Cash contributed to capital                                    --             --            150             --            150
Dividends accrued on preferred stock                           --             --             --         (3,648)        (3,648)
Dividends paid on common stock                                 --             --             --         (2,932)        (2,932)
Net income                                                     --             --             --          18,495        18,495
                                                     ------------   ------------   ------------   ------------    -----------
Balance at December 31, 1997                                1,000             --         65,504         20,513         86,017
Dividends accrued on preferred stock                           --             --             --         (3,648)        (3,648)
Net loss                                                       --             --             --         (4,853)        (4,853)
                                                     ------------   ------------   ------------   ------------    -----------
Balance at December 31, 1998                                1,000   $         --   $     65,504   $     12,012    $    77,516
                                                     ============   ============   ============   ============    ===========


      See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                Increase (Decrease) in Cash and Cash Equivalents

                                                                            Year Ended December 31,
                                                                      -------------------------------------
                                                                           1996          1997          1998
                                                                      ---------    ----------     ---------
                                                                                 (in thousands)
Cash flows from operating activities:
   Net income (loss).............................................    $  18,905     $  18,491     $  (4,853)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
   Depreciation and amortization.................................        13,584        19,069        20,371
   Gain on disposal of assets....................................            --        (2,600)          (38)
   Provision for bad debts.......................................           296            --         1,500
   Extraordinary loss............................................            --            --         2,065
   Deferred income taxes.........................................         3,573         8,136           487
   Change in assets and liabilities, net of effect of acquisition:
      Trade accounts receivable..................................        (3,256)       (1,372)       13,098
      Inventories................................................        22,299        (9,503)        5,809
      Prepaid expenses...........................................           (43)          150          (259)
      Other assets...............................................        (5,298)        2,850           627
      Trade accounts payable.....................................        (3,586)       22,914        (6,878)
      Accrued expenses...........................................       (17,074)        3,641        (2,739)
      Intercompany payable.......................................            --            --           418
      Income taxes payable.......................................           450        (4,886)         (955)
      Other liabilities..........................................             4          (802)           85
                                                                      ---------     ---------     ---------
Net cash provided by operating activities........................        29,854        56,092        28,738
                                                                      ---------     ---------     ---------
Cash flows from investing activities:
   Proceeds from disposal of assets..............................            --        12,821         1,210
   Acquisition of property, plant and equipment..................       (19,852)      (14,281)      (19,010)
   Advances to shareholder.......................................            --        (2,000)           --
   Advances to related company...................................          (403)       (3,631)         (918)
   Cash acquired in business acquisition.........................         1,106            --            --
                                                                      ---------     ---------     ---------
Net cash used in investing activities............................        (19,149)      (7,091)      (18,718)
                                                                      ---------     ---------     ---------
Cash flows from financing activities:
   Borrowings under revolving credit facilities..................       259,122       319,219       300,772
   Repayments under revolving credit facilities..................      (212,029)     (326,793)     (299,762)
   Contribution of capital.......................................           100           150            --
   Principal repayments of term loan facilities..................        (7,750)      (42,926)      (11,904)
   Proceeds from term loan facilities............................        25,000            --            --
   Proceeds from long-term borrowings............................            --            --        45,953
   Deferred finance costs........................................            --            --        (7,035)
   Principal payments on deferred compensation notes.............        (1,631)         (813)       (1,662)
   Dividends paid................................................       (67,587)       (2,932)           --
                                                                      ---------     ---------     ---------
Net cash provided by (used in) financing activities..............        (4,775)      (54,095)       26,362
                                                                      ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents.............         5,930        (5,094)       36,382
Cash and cash equivalents, beginning of year.....................          415         6,345         1,251
                                                                      ---------     ---------     ---------
Cash and cash equivalents, end of year...........................     $   6,345     $   1,251     $  37,633
                                                                      =========     =========     =========

Supplemental Disclosures of Cash Flow Information (Note 12)

      See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             (Dollars in thousands)


Operations, Principles of Consolidation and Basis of Presentation

     The operations of Golden Northwest Aluminum, Inc. ("Golden" or the "Company") consist primarily of the smelting conversion of alumina to aluminum under tolling arrangements with alumina suppliers, processing of aluminum into primary products, and the sale of those products. The operations are located in the Pacific Northwest on the Columbia River.

     The Company was incorporated in the state of Oregon on June 3, 1998 for the purposes of becoming the holding company of Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., Northwest Aluminum Technologies, LLC (collectively "Northwest") and Goldendale Holding Company and its wholly owned subsidiary, Goldendale Aluminum Company (collectively "Goldendale"). The sole shareholder of the Company also owned all of the outstanding shares of common stock of Northwest and Goldendale. On December 18, 1998, the sole shareholder of Golden contributed all of the issued and outstanding shares of common stock of Goldendale and Northwest to the Company. The transaction was accounted for as a merger of entities under common control in a manner similar to a pooling of interests. Accordingly, the financial statements give retroactive effect to this transaction. The consolidated financial statements include the accounts of Northwest for all periods presented and the accounts of Goldendale from May 22, 1996, the date of acquisition by the sole shareholder (See Note 1).


     The Company and Goldendale report on a December 31 year basis; Northwest reports on a September 30 fiscal year basis. Within this consolidated financial statement, adjustments were made to the September 30, 1998 Northwest financial statement to reflect the retirement of long term debt made in December 1998 which is discussed in Note 5. Included in accrued expenses at December 31, 1998 is $418, representing the portion of intercompany advances which do not eliminate due to the differing year ends. All other significant intercompany accounts and transactions have been eliminated.


     Consolidated and separate results of Northwest and Goldendale are as follows:

                                                            Year Ended December 31,
                                                -------------------------------------------------
                                                     1996             1997             1998
                                                ---------------  ---------------  ---------------
Revenues:
         Northwest............................  $      244,839   $       296,271  $       293,596
         Goldendale...........................         128,199           201,601          177,254
                                                ---------------  ---------------  ---------------
                                                $      373,038   $      497,872   $       470,850
                                                ===============  ===============  ===============

Net income (loss)
         Northwest............................  $        9,730   $           205  $       (4,742)
         Goldendale...........................           9,175   $        18,290  $         (111)
                                                ---------------  ---------------  ---------------
                                                $       18,905   $        18,495  $       (4,853)
                                                ===============  ===============  ==============


                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             (Dollars in thousands)


Revenue Recognition

     Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process. Under the tolling arrangements, alumina suppliers deliver their alumina to the Company. The alumina is converted to aluminum in reduction cells by putting it in liquid form by dissolving it in an "electrolyte" solution and then passing electric current through the "electrolyte" to separate the alumina into its two parts, aluminum and oxygen. This process is continuous and is nearly instantaneous as the alumina is dissolved in the "electrolyte". The tolling process is considered complete when the molten aluminum is withdrawn from the cells. Revenues from the processing and sale of aluminum products are recognized upon shipment.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, except for certain supply inventories, which are based upon the weighted-average cost method.

Property, Plant and Equipment

     Property, plant and equipment including cell relining costs are stated at cost, less accumulated depreciation. For financial reporting purposes, the costs of plant and equipment are depreciated over the estimated useful lives of the assets, which range from three to forty years, using the straight-line method.

Assets Held For Sale

     Power project assets represent idle assets, which are being held for sale. These assets are recorded at their estimated net realizable value.

Goodwill


     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight-line basis over twenty years. The Company monthly evaluates the recoverability of goodwill. The measurement of possible impairment is based primarily on the Company's ability to recover the unamortized balance of the goodwill from expected future operating cash flows on an undiscounted basis and without interest charges.


Asset Impairment

     The Company evaluates its long-lived assets for financial impairment, and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             (Dollars in thousands)


Interest Costs

     The Company follows the policy of capitalizing interest as a component of the cost of property, plant and equipment constructed for its own use. Interest costs of $147, $0 and $44 were capitalized during the year ended December 31, 1996, 1997 and 1998, respectively.

Income Taxes

     Both the Company and its Northwest subsidiary have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company, including its Northwest subsidiary, does not pay federal or state corporate income taxes on its taxable income. Instead, the Company's shareholder is liable for individual federal and state income taxes on its taxable income. It is the Company's intention to pay dividends to the shareholder in an amount no less than the sum of these federal and state income taxes.

     The Company's other subsidiary, Goldendale, accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 uses the liability method so that deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws and tax rates. Deferred income tax expense or benefit is based on the changes in the financial statement bases versus the tax bases in Goldendale's assets or liabilities from period to period.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments, which potentially subject the Company to a concentration of credit risk, consist of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with various high quality financial institutions; these deposits may exceed federally insured limits at various times throughout the year. Northwest sells its products to various customers involved in the manufacturing of aluminum products located throughout the United States. Credit risk arising from these receivables is controlled through credit approval, credit limit and monitoring procedures. Receivables due from the Company's two primary tolling customers comprise 40% and 39% of the Company's total trade accounts receivable at December 31, 1997 and 1998, respectively.

Financial Instruments and Derivative Financial Instruments

     The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. It is management's belief that financial instruments held

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             (Dollars in thousands)



by the Company approximate fair market value. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

     Both Goldendale and Northwest have entered into interest rate swap agreements for purposes of minimizing exposure to interest rate risk. The differential between the floating interest rate and the fixed interest rate, which is to be paid or received, is recognized in interest expense as the floating interest rate changes over the life of the agreement.

Research and Development Costs

     Expenditures associated with research and development for existing product process improvements are expensed as incurred. These costs amounted to $898, $544 and $1,194 during the years ended December 31, 1996, 1997 and 1998, respectively.

Cash and Cash Equivalents

     For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Environmental Matters

     The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company records a liability for an environmental matter when it is probable and can be reasonably estimated. The liability is adjusted as further information develops or circumstances change. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers

Debt Issue Costs

     Costs and fees incurred to obtain financing are capitalized and amortized over the term of the related debt.

Effect of Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                             (Dollars in thousands)


enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As the Company operates within a single aggregated segment, production of aluminum, the adoption of SFAS No. 131 by the Company in 1998, did not have a significant impact on the Company's financial position.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"), Employers' Disclosures about Pensions and other Post-retirement Benefits, which standardizes the disclosure requirements for pension and other post-retirement benefits. The adoption of SFAS No. 132 did not materially impact the Company's current disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, ("SFAS No. 134") Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement effectively changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The adoption of SFAS No. 134 is not expected to have a material impact on the Company's financial position.

     In February 1999 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 135 ("SFAS No.135"), Rescission of Financial Accounting Standards Board No. 75 ("SFAS No. 75") and Technical Corrections. SFAS No.135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

Earnings per share

     Basic earnings per share includes no dilution and is calculated by dividing income available to common shareholders by the average number of shares actually outstanding during the period. Diluted earnings per share reflect the potential dilution of securities (such as stock options, warrants and securities convertible into common stock) that could share in the earnings of an entity. The Company has no dilutive securities.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


1.   Business Acquisition


     On May 22, 1996, the sole shareholder of the Company purchased 137,314.82 shares of outstanding common stock of Columbia Aluminum Corporation ("CAC"), including 120,000 shares held by the Columbia Aluminum Corporation Employee Stockownership Trust (the "ESOT") and 17,314.82 shares held by various individuals, for approximately $30,895. On that same date the shareholder purchased all of the issued and outstanding common stock of KCE Enterprises, Inc. ("KCE"), which owned 60,374 shares of common stock of CAC, for approximately $13,585.

     Immediately before the purchase of CAC and KCE stock described above, pursuant to a plan of corporate reorganization and separation, CAC redeemed 564,626 shares of common stock of CAC owned by an unrelated party in exchange for stock of a wholly-owned subsidiary of CAC, Columbia Ventures Corporation ("CVC"). CAC operated the Goldendale smelter; CVC and its subsidiaries were engaged in a diversified array of businesses, primarily related to the aluminum industry. Pursuant to the plan of reorganization and separation, CAC contributed to CVC certain non-smelter related assets, intercompany receivables and $54,141 in cash; CAC also purchased certain power generation assets from CVC for $21,321. The funds contributed to CVC and used to acquire the power generation assets were obtained by CAC through the term loans described in Note 5. Following the corporate reorganization and immediately prior to the acquisition of the shares of CAC by the shareholder of the Company, the shareholders of CAC (and the total shares of CAC held by them) were as follows:

                                  Shares Owned

         ESOT.....................  251,836.10
         KCE......................   60,374.00
         Others...................   17,314.82
         Total outstanding........  329,524.92

     Following the separation of CVC from CAC and the purchases of common stock on that same date, the shareholders of CAC were KCE (owned by the Company's shareholder), the Company's shareholder, and the ESOT, which, after selling 120,000 shares of CAC common stock to the Company's shareholder, owned 131,836.10 shares of CAC common stock. Goldendale Holding Company then issued 197,688.82 shares of its common stock in aggregate to KCE and the Company's shareholder and 131,836.10 shares of Series A Preferred Stock, valued at $29,663 ($225/share), to the ESOT in exchange for the remaining shares of common stock of CAC held by them. CAC was renamed Goldendale Aluminum Company ("GAC").


     The acquisition of GAC was recorded under the purchase method of accounting; accordingly, the results of operations of GAC are included in the consolidated statements of income from the date of acquisition. The total purchase price of CAC was $79,643 and consisted of $44,480 in cash, Series A preferred stock valued at $29,663 and acquisition costs of approximately $5,500. The excess of the purchase price over the fair value of the net tangible assets acquired was approximately $98,000 and is being amortized over twenty years. During 1997, an adjustment of approximately $2,700 was made to the intangible asset relating to contingent tax liabilities existing at the date of acquisition.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


     As of May 22, 1996, the fair values of assets acquired and liabilities assumed, exclusive of cash acquired of $1,106, were as follows:


                 Trade accounts receivable......................................   $      27,309
                 Inventories....................................................          30,813
                 Property, plant and equipment..................................          64,681
                 Power project assets...........................................          12,000
                 Other assets...................................................           9,214
                 Goodwill.......................................................          97,971
                 Accounts payable...............................................         (15,007)
                 Other liabilities..............................................         (27,975)
                 Long-term debt.................................................        (119,363)
                                                                                   -------------
                                                                                   $      79,643
                                                                                   =============


     The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of GAC had occurred at the beginning of 1996, after giving effect to certain adjustments, including amortization of the intangible asset, increased depreciation on the step-up in the basis of fixed assets, increased interest expense on acquisition debt, and related income tax effects. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred at the beginning of 1996.

                                                       1996
                                                 ------------
          Revenues                               $    456,568
          Net Income                             $     20,621
          Earnings per share                     $     16,973



2.   Inventories

     Inventories consist of the following:

                                                                       December 31,
                                                               --------------------------
                                                                   1997          1998
                                                               ------------  ------------
          Purchased metals and tolling in process............  $     37,932  $     33,047
          Supplies and alloys................................        14,137        12,558
          Carbon plant materials.............................         5,296         5,793
          Alumina............................................         3,527         3,685
                                                               ------------  ------------
                                                               $     60,892  $     55,083
                                                               ============  ============

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


3.   Property, Plant and Equipment and Restatement

     Property, plant and equipment consist of the following:

                                                                             December 31,
                                                                     --------------------------
                                                                         1997           1998
                                                                     -----------   ------------
                  Land and improvements..........................    $     5,562   $      7,378
                    Machinery and equipment......................        105,134        124,797
                      Buildings and improvements.................         39,283         38,298
                      Capital projects in process................          4,582          8,435
                                                                     -----------   ------------
                                                                         154,561        178,908
                  Less accumulated depreciation..................         40,749         61,147
                                                                     -----------   ------------
                                                                     $   113,812   $    117,761
                                                                     ===========   ============


     During 1998, in connection with the preparation of its financial statements to be used in the registration of debt securities discussed in Note 5, the Company changed its method of accounting for cell relining costs from expensing such costs as incurred to capitalizing and amortizing these costs over future periods. As a result of relining the cells with improved materials, the useful life of the individual cells has increased. In addition, the cell relining activity and related expenditures vary each year. The Company believes that the new method improves the matching of revenues and costs as technological improvements have extended the estimated period of economic benefit realized from cell relining. The change has been applied by retroactively restating the accompanying consolidated financial statements. The effect of this change was to increase net income for the years ended December 31, 1996 and 1997 and by $1,223, and $2,067 respectively.

4.   Other Assets

     Other assets consist of the following:

                                                                              December 31,
                                                                        --------------------------
                                                                           1997           1998
                                                                        -----------   -----------

              Long-term trade receivable..........................      $     2,465   $     1,714
              Debt issue costs, net of accumulated amortization of
              $1,226 and $50......................................            2,826         6,985
              Restricted cash.....................................            1,239         1,300
              Other...............................................              248           473
                                                                        -----------   -----------
                                                                        $     6,778   $    10,472
                                                                        ===========   ===========


     Restricted cash consists of cash held in trust and committed for environmental cleanup and workers compensation self-insurance as required by the State of Washington. These monies will be disbursed at a future date as required by the state.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


5.   Long-term Debt

     Long-term debt consists of the following:

                                                                               December 31,
                                                                        -----------------------
                                                                           1997         1998
                                                                        ----------   ----------

              First mortgage notes...............................       $        -   $  150,000
              Subordinated credit agreement......................                -       20,000
              Revolving Credit Facilities........................           65,617            -
              Term Loans.........................................           69,324            -
                                                                        ----------   ----------
              Long-term debt.....................................          134,941      170,000
              Less current portion...............................           13,500            -
                                                                        ----------   ----------
                Long-term debt less current portion                     $  121,441   $  170,000
                                                                        ==========   ==========


     The Revolving Credit Facilities and Term Loans were made pursuant to credit agreements between each of Northwest and Goldendale and a bank. Borrowings under the credit agreements were secured by substantially all assets of the respective companies. The Revolving Credit Facilities, which were due to mature in 2001, provided for borrowings up to $65 million for Northwest and up to $30 million for Goldendale. Revolving loan advances bore interest at either the bank's Base Rate plus an applicable margin as defined in the credit agreement or the Eurodollar Rate plus an applicable margin as defined in the credit agreement. Term Loans, with maturity dates ranging from 2001 to 2002, bore interest at either the bank's Base Rate plus an applicable margin as defined in the credit agreement or the Eurodollar Rate plus an applicable margin as defined in the credit agreement. The lending agreements contained covenants related to minimum net worth, interest coverage ratio, fixed charge coverage ratio and debt to income ratio. In addition, the credit agreements limited capital spending, investments and dividends. Amounts outstanding under the Revolving Credit Facilities and Term Loans were repaid in December 1998 with the proceeds from the first mortgage notes discussed below. In connection with the extinguishment of the Revolving Credit Facilities and Term Loans, the Company recognized an extraordinary loss, net of income taxes, of $1,552.

     In December 1998, the Company issued $150 million of 12% first mortgage notes due on December 15, 2006. Interest is payable semi-annually on June 15 and December 15, commencing June 15, 1999. Payment of the notes is guaranteed by the Company. The debt is collateralized by substantially all of the real property, plant and equipment of the Company and by a pledge of all of the issued and outstanding capital stock of the Company's subsidiaries. On or after December 15, 2002 the notes are redeemable at the option of the Company at specified redemption prices. There are no sinking fund requirements. The indenture agreement limits principal payments on subordinated debt, dividends or shareholder distributions, and investments in subsidiaries.

     In December 1998, the Company entered into a $75 million bank revolving credit facility, collateralized by inventory, accounts receivable and related intangibles, including a security interest in the Company's tolling agreements, which mature on December 20, 2003. Borrowings under the credit facility bear interest at a floating base rate specified in the credit agreement plus from 0.50% to 1.00% or the LIBOR rate plus from 2.00% to 2.50%, depending on the consolidated ratio of earnings before interest, income taxes, depreciation and amortization to interest expense. The credit facility provides for the payment of a commitment fee of 0.50%

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


per annum based on the unused portion of the credit facility. The credit agreement contains restrictive covenants, including a minimum net worth requirement, a minimum excess availability requirement and limitations on capital expenditures, dividends, additional indebtedness, mergers and other business combinations, assets sales, encumbrances, investments and transactions with affiliates. The Company was in compliance with these covenants at December 31, 1998. No amounts were outstanding under this credit facility at December 31, 1998.

     Also in December 1998, the Company entered into a subordinated credit agreement with Hydro pursuant to which $20 million was advanced. The debt bears interest at LIBOR plus two percent (7.13% at December 31, 1998) and is due in December 2005. The debt is secured by a second lien and a pledge on the collateral securing the first mortgage notes and is guaranteed by the Company. Except for the collateral security, the guarantees by the Company are subordinate to the indebtedness under the bank revolving credit facility. The credit agreement provides for additional borrowings of $10 million on or prior to December 31, 2001.

     During 1996, both Goldendale and Northwest entered into interest rate swap agreements, as required by the credit agreements, which expire in 2001. The fixed interest rate paid on the interest rate swaps is 6.83%, covering, at December 31, 1998, $30 million notional principal amount of floating rate indebtedness of Goldendale and 6.25% covering $13.75 million notional principal amount of floating rate indebtedness of Northwest. Although the Company is exposed to credit loss on the interest rate swap in the event of nonperformance by the counterparties, the Company estimates the likelihood of such nonperformance to be remote. At December 31, 1998 and 1997, the fair value of the interest rate swaps was approximately $1,029 and $800, respectively, which reflects the estimated amount that the Company would pay to terminate the contracts. Subsequent to year-end, on January 25, 1999 the Company terminated at no cost its existing interest rate swap agreements and entered into a new swap agreement that expires in 2003. The fixed interest rate paid on the new swap is 6.4% and covers $20 million of notional principal amount of floating rate (LIBOR) indebtedness of the Company.

6.   Alumina Tolling Conversion Agreements

     Both Goldendale and Northwest have agreements with alumina suppliers for the conversion of alumina to aluminum for a tolling charge under which the entire production capacity of the smelting facilities is dedicated to the tolling of its supplier's alumina. The supplier is obligated to supply, without charge, alumina sufficient to meet the requirements for full operation. The tolling fees set forth in the contracts are a percentage of the price of aluminum quoted on the London Metals Exchange. Goldendale's agreement continues through December 31, 2006, and Northwest's continues through December 31, 1999. These two tolling customers accounted for 26% and 31% of the Company's consolidated revenue in 1996, 18% and 40% of the Company's consolidated revenues in 1997, and 19% and 37% of the Company's consolidated revenue in 1998.

7.   Employee Benefit Plans

     Profit Sharing Bonus Plans

     Northwest has entered into agreements, which continue through 2001, with the United Steelworkers of America, AFL-CIO, to pay annually as additional compensation 20% of the combined net income of Northwest,

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


as adjusted in accordance with the agreements. Northwest's total additional compensation bonuses under these agreements amounted to approximately $2,100, $1,300 and $829 during the years ended December 31, 1996, 1997 and 1998, respectively.

     Goldendale has a profit sharing plan for its hourly and salaried employees. All Goldendale employees are eligible participants in this plan upon completion of a probationary period. The plan provides for payments equal to a percentage of Goldendale's profits, as defined. These amounts are to be distributed to eligible participants on or before March 31 following Goldendale's year-end. For the years ended December 31, 1996, 1997 and 1998, Goldendale recorded approximately $1,200, $1,900 and $380, respectively, of expense related to this plan.

     Goldendale also has an additional profit sharing plan ("PSP") which is available to all Goldendale employees as of their first day of employment. Employer contributions to the PSP are discretionary as approved by the Board of Directors. No employee contributions will be made to the PSP. Participants, who have one hour of service after July 31, 1996, are vested in the assets of the PSP at 100%. Upon termination of employment, plan participants will be paid in cash, based on their account balance as of the last regular or special valuation on or before distribution, subject to the plan provisions of the PSP. No contributions were made to the PSP in 1996, 1997 and 1998.

     Retirement Benefit Plans

     Northwest has a defined contribution 401(k) profit sharing plan (the "401k Plan") covering substantially all Northwest employees under which employees may elect to defer pay subject to statutory limits. Northwest is committed to contribute the greater of $.25 per eligible hour worked or 5% of the combined adjusted net income of Northwest. Northwest may also make discretionary contributions to the 401k Plan. Total required and discretionary contributions by Northwest to the 401(k) Plan amounted to approximately $520, $560 and $341 during the years ended December 31, 1996, 1997 and 1998, respectively.

     Goldendale also has a 401(k) profit sharing plan under which employees may elect to defer pay, subject to statutory limits; Goldendale also makes matching contributions for non-bargaining on the basis of percentages specified in the plan. Goldendale maintains a separate profit sharing retirement plan (the "DC Plan") which provides retirement benefits for substantially all of its employees. The DC Plan allows for discretionary contributions by Goldendale as determined on an annual basis. For the years ended December 31, 1996, 1997 and 1998, Goldendale recorded approximately $240, $730 and $290 of expense for plan contributions.

     Deferred Compensation

     In connection with the acquisition described in Note 1, the Company entered into deferred compensation agreements with certain employees in exchange for the employees waiving their rights under stock-based compensation and other employment agreements which existed at the acquisition date. The liability is payable in monthly installments of approximately $115, including interest at 8.75%, through 2001.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


8.   Accrued Expenses

     Accrued expenses consist of the following:


                                                                                December 31,
                                                                          -------------------------
                                                                             1997          1998
                                                                          -----------    ----------

             Bonuses.............................................         $    4,797     $   5,023
                Salaries and related expenses....................              7,741         3,782
                Interest.........................................              4,100         4,538
                Intercompany payable.............................                  -           418
                Other............................................              2,523         5,837
                                                                          -----------    ----------
                                                                          $   19,161     $  19,598
                                                                          ===========    ==========


9.   Commitments and Contingencies

     The Company, in the regular course of business, is involved in investigations and claims by various regulatory agencies. The Company is also engaged in various legal proceedings incidental to its normal business activities. The Company's management does not believe that the ultimate resolution of these investigations, claims and legal proceedings will have a material effect on its financial position, results of operations or cash flows.


     As of December 31, 1997 and 1998, the Company had recorded a liability of approximately $1,656 and $1,741 respectively, for estimated environmental remediation activities at Goldendale's facility. The Company's estimate of this liability is based on a remediation study conducted by independent engineering consultants. The total cost of remediation is estimated at $2.5 million; however, under a court decree the Company is only responsible for 57% of the total. The remaining cost is the responsibility of prior owners. No accrual has been provided for the Northwest facility as the Company is unaware of any current condition which would give rise to remedial action.


     The Company has entered into various agreements for the purchase of power and aluminum. Future estimated minimum payments under these noncancellable agreements are as follows


             Year  Ending December 31,                         Amount
             -------------------------------------         --------------
             1999......................................    $     177,677
             2000......................................           83,887
             2001......................................           68,699
                                                           -------------
                                                           $     330,263
                                                           =============

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


10.  Income Taxes

     Income tax expense consists of the following:

                                                                        December 31,
                                                          ---------------------------------------
                                                             1996          1997           1998
                                                          ----------    ----------   ------------
           Current....................................    $    3,063    $    10,204   $     2,009
           Deferred...................................         3,573          3,070           487
                                                          ----------    -----------   -----------
           Income tax expense.........................    $    6,636    $    13,274   $     2,496
                                                          ==========    ===========   ===========

     The difference between the federal statutory tax rate and the effective tax rate resulted from the following:

                                                                       December 31,
                                                          ----------------------------------------
                                                             1996          1997           1998
                                                          -----------    ----------    -----------
           Federal statutory tax rate..................         35.0%         35.0%          35.0%
           Loss (earnings) from entities not subject to
           income taxes................................        (18.0)         (3.1)        (417.5)
           Amortization of goodwill....................          4.2           5.3         (568.9)
           Other items, net............................          4.8           4.6          (79.2)
                                                          -----------    ----------    -----------
           Effective tax rate..........................         26.0%         41.8%       (1030.5)%
                                                          ===========    ==========    ===========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                              December 31,
                                                                       ---------------------------
                                                                           1997            1998
                                                                       ------------   ------------
             Current
             Accrued expenses....................................      $     1,143    $     1,353
             Inventory:..........................................              145            140
             Other:..............................................              51              1
                                                                       ============   ===========
                                                                       $     1,339    $     1,494
                                                                       ============   ===========

             Non-current:
             Property, plant and equipment.......................      $   (13,968)   $   (13,507)
             Power project assets................................            3,262            404
             Deferred compensation...............................            1,164            607
             Other...............................................              219          2,531
                                                                       ============   ===========
                                                                       $    (9,323)   $   (9,965)
                                                                       ============   ===========

     Internal Revenue Service ("IRS") has audited the Company's income tax returns and has proposed to change the Company's method of accounting for certain expenditures that were deducted when incurred. The IRS has proposed to capitalize and depreciate these expenditures over an estimated useful life. The Company is currently appealing the proposed change in accounting method initiated by the IRS and believes it has various

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


meritorious defenses. However, at December 31, 1998, the Company has recorded a liability associated with the proposed change in accounting method that is effective for all tax years subsequent to 1989, of approximately $11.5 million, which includes interest of $4.0 million. The sole shareholder of the Company will also incur additional taxes and interest associated with this proposed change. It is the Company's intention to reimburse the shareholder for any such amounts in the form of a dividend. The Company estimates that this dividend distribution will range from $2.7 to $5.3 million. Because the Company has recorded a liability associated with the proposed change, ultimate resolution is not expected to have a material impact on the Company's results of operations. The Company intends to use funds available under its current financing arrangements and funds generated from operations to pay any amounts ultimately assessed.

11.  Preferred Stock of Subsidiary

     Goldendale has authorized 150,000 shares of $.01 par value Series A cumulative, nonconvertible preferred stock. At December 31, 1998 and 1997, 131,836.10 shares were issued and outstanding. The shares were issued in connection with the acquisition of Goldendale in 1996 and are stated at their per share fair value when issued of $225. The liquidation preference on the preferred stock is $225 per share.

     Terms of the Goldendale preferred stock provide for dividends accruing quarterly and payable in cash as declared by the Board of Directors according to the following schedule:

                  Year Ending December 31,                                           Amount
                  ----------------------------------------                      ---------------
                  Through 2001..............................................    $   27.68/share
                  2002......................................................        29.93/share
                  2003......................................................        32.18/share
                  Thereafter................................................        34.43/share

     Commencing on January 1, 2002, the preferred shareholders have the option of receiving additional shares of preferred stock in satisfaction of any cumulative dividend in arrears that may exist at that time.

     The Company may redeem any or all outstanding shares of Series A Preferred Stock at the following redemption prices at any time after December 31, 1998:

                  Year Ending December 31,                                           Amount
                  ----------------------------------------                      ---------------
                  Through 1999..............................................    $        230.63
                  2000......................................................             228.38
                  2001......................................................             227.25
                  Thereafter................................................             225.00

     The shares of preferred stock and shares of common stock vote together as a single class on all matters submitted to a vote of shareholders of Goldendale. The holders of shares of preferred stock are entitled to one vote per share and have full voting rights and power equal to those of the holders of common stock.

                GOLDEN NORTHWEST ALUMINUM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)


12.  Supplemental Disclosures of Cash Flow Information

     Supplemental disclosures of cash flow information is as follows:

                                                                                       December 31,
                                                                        ------------------------------------------
                                                                           1996           1997            1998
                                                                        ------------   ------------   ------------
      Cash paid during the period for:
      Interest...................................................       $     8,869    $    14,346    $     13,273
      Income taxes...............................................             2,600         10,545           2,900
      Non-cash investing and financing activities:
      Principal balance of debt refinanced.......................                 -              -         124,047
      Acquisition contingency accrual:
      Goodwill...................................................                 -          2,699               -
      Deferred income taxes......................................                 -          6,742               -
      Dividends accrued on preferred stock.......................             2,219          3,648           3,648
      Business acquisition:
      Fair value of assets acquired..............................           144,017              -               -
      Purchase price in excess of net assets acquired............            97,971              -               -
      Liabilities assumed........................................           168,951              -               -
      Common and preferred stock issued..........................            74,143              -               -

13.  Related Party Transactions

     Sales to a company related by common ownership amounted to $157, $3,613, and $6,406 for the years ended December 31, 1996, 1997 and 1998, respectively. Receivable due from the related company includes the balance due from those sales, together with cash advances, of which $4,000 was converted to a note receivable on December 31, 1997. The note bears interest at 9.25% and is payable in quarterly installments through January 2002.

14.  Valuation and Qualifying Accounts

     Allowance for doubtful accounts activity was as follows:

                                                                          December 31,
                                                              --------------------------------------
                                                                 1996          1997         1998
                                                              -----------   -----------  -----------

                 Balance, beginning of year.................  $    1,000    $    1,296   $    1,000
                 Charged to expense.........................         296             -        1,500
                 Write-offs, net of recoveries..............           -          (296)      (1,500)
                                                              -----------   -----------  -----------
                 Balance, end of year.......................  $    1,296    $    1,000   $    1,000
                                                              ===========   ===========  ===========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Goldendale Holding Company and
Goldendale Smelter Division of Columbia Aluminum Company
Goldendale, Washington

     We have audited the accompanying statements of income and cash flows of Goldendale Smelter Division of Columbia Aluminum Company for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the statements of income and cash flows referred to above present fairly, in all material respects, the results of operations and cash flows of Goldendale Smelter Division of Columbia Aluminum Company for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996, in conformity with generally accepted accounting principles.

BDO Seidman, LLP

Spokane, Washington
July 31, 1998

                         GOLDENDALE SMELTER DIVISION OF
                           COLUMBIA ALUMINUM COMPANY

                              STATEMENTS OF INCOME

                                                                                                   Period from
                                                                             Year Ended          January 1, 1996
                                                                            December 31,             through
                                                                                1995               May 21, 1996
                                                                          -----------------     -------------------
                                                                                       (in thousands)
Revenues (Notes 1 and 4).........................................         $        214,730      $           83,530
Cost of revenues.................................................                  190,832                  73,270
                                                                          -----------------     -------------------
         Gross margin............................................                   23,898                  10,260
General and administrative expenses..............................                    2,296                     718
                                                                          -----------------     -------------------
Operating income.................................................                   21,602                   9,542
                                                                          -----------------     -------------------
Other income (expense):
         Interest expense........................................                   (1,070)                   (398)
         Other income, net.......................................                    1,250                     339
                                                                          -----------------     -------------------
Net other income (expense).......................................                      180                     (59)
                                                                          -----------------     -------------------
Income before income taxes.......................................                   21,782                   9,483
Income tax expense...............................................                   (8,277)                 (3,335)
                                                                          -----------------     -------------------
Net income.......................................................         $         13,505      $            6,148
                                                                          =================     ===================


         See accompanying summary of significant accounting policies and notes to financial statements.


                         GOLDENDALE SMELTER DIVISION OF
                            COLUMBIA ALUMINUM COMPANY
                            STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                                                                    Period from
                                                                             Year Ended           January 1, 1996
                                                                            December 31,              through
                                                                                1995                May 21, 1996
                                                                          ---------------         ----------------
                                                                                       (in thousands)
Cash flows from operating activities:
         Net income....................................................   $        13,505         $          6,148
         Adjustments to reconcile net income to net cash
         provided by operating activities:
                  Depreciation and amortization........................             1,978                      854
                  Loss on disposal of assets...........................                 1                       12
                  Change in assets and liabilities:
                           Trade accounts receivable...................            (3,175)                    (247)
                           Inventories.................................            (7,514)                     248
                           Prepaid expenses and other assets...........               488                      133
                           Trade accounts payable......................             3,715                   (3,850)
                           Accrued expenses............................               (17)                  (1,935)
                                                                          ---------------         ----------------
Net cash provided by operating activities..............................             8,981                    1,363
                                                                          ---------------         ----------------
Cash flows from investing activities:
         Acquisition of property, plant and equipment..................            (3,994)                  (1,402)
         Proceeds from sale of assets..................................                 3                        -
         Net advances from (to) related companies......................            (3,513)                      60
                                                                          ---------------         ----------------
Net cash used in investing activities..................................            (7,504)                 (1,342 )
                                                                          ---------------         ----------------
Cash flows from financing activities:
         Cash paid for treasury stock..................................            (1,424)                     (56)
                                                                          ---------------         ----------------
Net cash used in financing activities..................................            (1,424)                     (56)
                                                                          ---------------         ----------------
Net increase (decrease) in cash and cash equivalents...................                53                      (35)
Cash and cash equivalents, beginning of period.........................               519                      572
                                                                          ---------------         ----------------
Cash and cash equivalents, end of period...............................   $           572         $            537
                                                                          ===============         ================

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
         Interest......................................................   $         1,070         $            398
         Income taxes..................................................             5,700                    5,700


         See accompanying summary of significant accounting policies and notes to financial statements.


            GOLDENDALE SMELTER DIVISION OF COLUMBIA ALUMINUM COMPANY

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)

Basis of Presentation

     Columbia Aluminum Corporation ("CAC") owned and operated an aluminum smelter in Goldendale, Washington ("Goldendale" or the "Smelter") and, through its wholly-owned subsidiary, Columbia Ventures Corporation ("CVC"), was engaged in a diversified array of other businesses, primarily related to the aluminum industry. Pursuant to a plan of corporate reorganization and separation (the "Plan"), CAC redeemed 564,626 shares of its common stock held by CAC's controlling shareholder in exchange for all of the issued and outstanding shares of common stock of CVC. Pursuant to terms of the Plan, CAC contributed to CVC certain non-smelter-related assets, intercompany receivables and $54,141 in cash; CAC also purchased certain power generation assets from CVC for $21,321. Immediately following the separation of CVC, the sole shareholder of Goldendale Holding Company ("GHC") acquired 197,688.82 shares of common stock of CAC for approximately $44,480.

     Following the separation of CVC from CAC and the purchase of common stock, the shareholders of CAC were the shareholder of GHC and the Columbia Aluminum Corporation Employee Stock Ownership Trust (the "ESOT"), which held 131,836.10 shares of CAC common stock. GHC then issued 197,688.82 shares of its common stock to the sole shareholder and 131,836.10 shares of Series A Preferred Stock, valued at $29,663, to the ESOT in exchange for the shares of common stock of CAC held by them. CAC was then renamed Goldendale Aluminum Company.

     During the periods presented in these financial statements, the Smelter was an integral part of CAC's overall operations and separate financial statements were not prepared for the Smelter. The accompanying financial statements have been prepared from the historical accounting records of CAC and present the results of operations and cash flows of the Smelter. The statements of income include allocations of certain CVC corporate administrative expenses in the amount of approximately $270 for the year ended December 31, 1995 and $120 for the period from January 1, 1996 through May 21, 1996. Management and administrative salaries were allocated based upon estimated time devoted to the Smelter; all other corporate overhead was based upon specific identification or the relationship of the Smelter operations to total operations of CAC. Interest expense was charged to the Smelter based on prime rate and changes in its working capital position. Income taxes are provided as if the Smelter filed a separate tax return.

     These allocated costs and expenses, which management believes are reasonable, may not necessarily be indicative of the results that would have been attained if the Smelter had been operated as a separate legal entity.

Operations

     The operations of Goldendale consist primarily of the smelting conversion of alumina to aluminum under tolling arrangements with alumina suppliers, processing of aluminum into primary products, and the sale of those products. The operations are located in the Pacific Northwest on the Columbia River.

Revenue Recognition

     Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon the completion of the tolling process. Revenues from sales of aluminum products are recognized upon shipment.

            GOLDENDALE SMELTER DIVISION OF COLUMBIA ALUMINUM COMPANY

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)

Cost of Sales

     Inventory costs are determined by the first-in, first-out method, except for certain supply inventories, which are based upon the weighted average cost method.

Property, Plant and Equipment

     For financial reporting purposes, the costs of plant and equipment are depreciated over the estimated useful lives of the assets, which range from three to forty years, using the straight-line method.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, Goldendale considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Environmental Matters

     The Smelter expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Smelter records a liability for environmental matters at the time when it is probable and can be reasonably estimated. The Smelter's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of the Smelter is not discounted or reduced for possible recoveries from insurance carriers.

Futures and Options Contracts

     Goldendale utilized certain financial instruments, primarily futures and options contracts, to hedge the effect of price changes of aluminum that the Smelter produced and sold. Gains and losses, and the related costs paid or premium received for contracts which hedged the sales prices of aluminum and purchase prices of raw materials were deferred and included in earnings concurrently with the hedged revenues. Premiums paid for the purchase of put options classified as hedges were amortized over the life of the options.

     Future sales contracts require the future delivery of aluminum at a specified price. Certain futures sales contracts were made on a rollover basis which allowed Goldendale to defer the delivery of aluminum to a later date at a renegotiated market price. Gains and losses on contracts rolled over were deferred until the positions were closed and included in earnings concurrently with the hedged revenues. Cash flows from futures and options contracts are reported in the statements of cash flows in the same category as the cash flows from the hedged items.

            GOLDENDALE SMELTER DIVISION OF COLUMBIA ALUMINUM COMPANY

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


     Contracts open at May 21, 1996 were closed out by GHC as they came due.

Effect of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") and Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131"). SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not materially effect Goldendale's results of operations or cash flows; any effect will be limited to the form of its disclosures. Both statements are effective for years beginning after December 15, 1997, although they may be applied earlier.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Post-retirement Benefits", ("SFAS No. 132"), which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 is not expected to materially impact Goldendale's current disclosures.

            GOLDENDALE SMELTER DIVISION OF COLUMBIA ALUMINUM COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)


1.   Tolling Contract

     During 1987, Goldendale entered into a tolling contract for a ten-year period. Under the contract, the customer owns all of the primary raw materials and all of the finished goods. Goldendale receives tolling fees for converting the primary raw materials into finished aluminum products specified by the customer. The contract specifies standard usage rates of the primary raw materials based upon actual production. Variations of actual usage from such standard usage may result in additional amounts due to or due from the customer. Sales under the tolling agreement totaled approximately $135 million and $46 million for the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996, respectively. On May 22, 1996, Goldendale renegotiated the contract. Pursuant to terms of the new contract, which expires in December 2006, the entire production capacity of the Smelter is dedicated to the tolling of the customer's alumina.

2.   Employee Benefit Plans

     Goldendale has a profit sharing plan for its hourly and salaried employees. All Goldendale employees are eligible participants in this plan upon completion of a probationary period. The plan provides for payments equal to a percentage of Goldendale's profits, as defined. These amounts are to be distributed to eligible participants on or before March 31 following the Company's year-end. For the years ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996, the Company recorded approximately $1,480 and $570, respectively, of expense related to this plan.

     Goldendale also has a 401(k) profit sharing plan under which employees may elect to defer pay, subject to statutory limits; Goldendale also makes matching contributions for non-bargaining employees on the basis of percentages specified in the plan. Goldendale maintains a separate profit sharing retirement plan (the "DC Plan") which provides retirement benefits for substantially all of its employees. The DC Plan allows for discretionary contributions by Goldendale as determined on an annual basis. For the year ended December 31, 1995 and the period from January 1, 1996, Goldendale recorded approximately $490 and $290 of expense for plan contributions.

     Goldendale had various stock based compensation agreements (the "Agreements") with certain key employees. The Agreements include stock appreciation rights, "phantom" shares of the Company's common stock and stock options. The value of the compensation paid under the Agreements is a function of the amount by which the fair market value of Goldendale's common stock increases during the performance period. During the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996, Goldendale incurred expense related to the Agreements of $2,512 and $2,298. On May 22, 1996, the employees covered by the Agreements waived their rights thereto in exchange for a five-year pay-out of amounts then owing under the Agreements.

     The Columbia Aluminum Corporation Employee Stock Ownership Plan (ESOP) was originally available to substantially all Goldendale employees upon completion of 1,000 hours of service. Employer contributions to the ESOP were discretionary as approved by the Board of Directors. No employee contributions were made to the ESOP. Participants vest in the assets of the ESOP at 25% per year. Upon termination, plan participants that receive stock are granted an option to sell the stock to the ESOP in accordance with the ESOP agreement.

            GOLDENDALE SMELTER DIVISION OF COLUMBIA ALUMINUM COMPANY

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)


All stock owned by the ESOP was allocated to plan participant accounts. On May 22, 1996, all CAC common stock owned by plan participants was exchanged for cash and GHC Series A Preferred Stock.

3.   Commitments and Contingencies

     Goldendale, in the regular course of business, is involved in investigations and claims by various regulatory agencies. Goldendale is also engaged in various legal proceedings incidental to its normal business activities. Management does not believe that the ultimate resolution of these investigations, claims and legal proceedings will have a material effect on Goldendale's financial position, results of operations or cash flows.

     At December 31, 1995, Goldendale had entered into contracts for the annual purchase of 70,000 to 150,000 tons of certain raw materials for delivery through December 1998. The purchase price is to be adjusted monthly throughout the term of the contracts based upon the average market price of aluminum. During 1995, Goldendale entered into an agreement pursuant to which it committed to purchase a minimum amount of power on an annual basis through September 2001. The estimated minimum future commitment under this agreement is as follows:

                 Year Ending December 31,                                Amount
                 -------------------------------------------          -----------
                 1997                                                 $   20,000
                 1998                                                     33,000
                 1999                                                     33,000
                 2000                                                     40,000
                 2001                                                     40,000

     During the year ended December 31, 1995, Goldendale accrued a liability of approximately $1,036 for environmental remediation activities. Goldendale's estimate of this liability was based on a remediation study conducted by independent engineering consultants. The total cost of remediation is estimated at $2.5 million, however, under a court decree Goldendale is responsible for only a portion of the total. The remaining cost is the responsibility of prior owners of the Smelter.

     During 1995, the Internal Revenue Service (IRS) completed audits of CAC's 1990 and 1991 federal income tax returns. Based upon its audits, the IRS indicated proposed adjustments to these returns resulting in additional taxes due of approximately $2.8 million for tax year 1990 and approximately $1.6 million for tax year 1991. The adjustments proposed relate primarily to differences between the Company and the IRS as to the tax year when certain deductions may be taken. The Company is currently appealing the results of the audits. Management of the Company does not believe that the ultimate resolution of these audits will have a material effect upon its financial position or results of operations.

4.   Related Party Transactions

     During the year ended December 31, 1995 and the period from January 1, 1996 through May 21, 1996, the Smelter paid commissions of $2,467 and $1,034 to a related party.

                                   APPENDICES

              SELECTED FINANCIAL DATA OF NORTHWEST ALUMINUM COMPANY
                         AND GOLDENDALE HOLDING COMPANY

                                                           1994        1995        1996        1997        1998
                                                      ---------   ---------   ---------   ---------   ---------
NORTHWEST
Revenues ...........................................  $ 208,462   $ 289,693    $244,839    $296,271    $294,698
Net income (loss) from continuing operations .......      2,349      23,696       9,778         367      (3,483)

Total assets .......................................     98,336     113,656     109,203     131,735     118,768
Total long-term debt ...............................     17,977       3,000      63,606      64,040     102,352
Cash dividends .....................................      2,750       4,000      67,587       2,932          --

GOLDENDALE (1)
Revenues ...........................................                            128,199     201,601     177,456
Net income from continuing operations ..............                              9,175      18,290         842

Total assets .......................................                            241,560     215,236     204,171
Total long-term debt ...............................                            119,960      67,401      61,719
Goldendale Holding Company Preferred Stock .........                             29,663      29,663      29,663

GOLDENDALE SMELTER DIVISION OF
COLUMBIA COMPANY (1)
Revenues ...........................................    138,361     214,730      83,530
Net income from continuing operations ..............      3,641      13,505       6,148

Total assets .......................................    151,358     144,618
Total long-term debt ...............................      3,563         967

--------------

(1) On May 22, 1996, Brett Wilcox acquired all of the issued and outstanding shares of Columbia Aluminum Corporation (CAC) in a transaction accounted for as a purchase. Subsequent to the acquisition, CAC's name was changed to Goldendale Aluminum Company. Information presented above for the Goldendale
     Smelter Division of Columbia Aluminum Company represents the assets and operations of the Goldendale Smelter as if it operated as a stand-alone business and contains, in management's judgment, all necessary adjustments required for a fair presentation. Due to the acquisition on May 22, 1996, a new basis of accounting was established for the acquired entity.
     Accordingly, amounts on a postacquisition basis are not comparable to those on a preacquisition basis. See Note 1 to the Consolidated Financial
     Statements of Golden Northwest Aluminum and Subsidiaries.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     For an overview of the consolidated company and information about seasonality and inflation, effect of recently issued accounting standards and year 2000 compliance, see Management's Discussion and Analysis of Financial Conditions and Results of Operations beginning on page 90 of the prospectus.

Northwest Aluminum Company

Results of Operations

     The following table sets forth combined statement of income data as a percentage of revenues for 1996, 1997 and 1998.

                                                                Year Ended September 30,
                                                ----------------------------------------------------------
                                                      1996                1997                1998
                                                ------------------  ------------------  ------------------
Revenues ....................................               100.0%              100.0%              100.0%
Cost of revenues ............................                93.1%               95.3%               95.9%
                                                ------------------  ------------------  ------------------
Gross margin ................................                 6.9%                4.7%                4.1%
General and administrative expenses .........                 2.2%                2.6%                2.8%
                                                ------------------  ------------------  ------------------
Operating income ............................                 4.7%                2.1%                1.3%
Interest expense ............................                (1.0)%              (2.2)%              (2.5)%
Other income (expense), net .................                 0.3%                0.3%                0.0%
                                                ------------------  ------------------  ------------------
Net other expenses ..........................                (0.7)%              (1.9)%              (2.5)%
                                                ------------------  ------------------  ------------------
Net income (loss) ...........................                 4.0%                0.2%               (1.2)%
                                                ------------------  ------------------  ------------------

1998 Compared to 1997

     Primary aluminum production under our tolling contract remained relatively level at 182.0 million pounds in 1997 and 181.2 million pounds in 1998. Shipments of non-tolled value-added aluminum products were 263.9 million pounds and 270.5 million pounds for 1997 and 1998, respectively. The increase in non-tolled value-added products resulted from an increase in shipments of value-added billet.

     Revenues decreased slightly from $296.3 million in 1997 to $294.7 million in 1998. Revenues from our tolling contract remained relatively level at $88.6 million in 1997 and $88.2 million in 1998. Sales of non-tolled value-added products decreased slightly from $207.7 million in 1997 to $206.5 million in 1998, due to the decrease in market aluminum prices in 1998, but offset by the increase in shipments of those products.

     Gross margin decreased from $13.8 million in 1997 to $12.0 million in 1998, a decrease of 13.0%. As a percentage of revenues, gross margin declined from 4.7% to 4.1%. Gross margin declined primarily due to the decrease in market prices of aluminum.

     General and administrative expenses increased slightly from $7.8 million in 1997 to $8.3 million in 1998. As a percentage of revenues, general and administrative expenses increased from 2.6% to 2.8%. The increase resulted primarily from the $1.5 million write-off of a long-term trade receivable. This write-off related to a long-term trade receivable from a long-standing customer that experienced liquidity problems. Sales of aluminum to this customer were discontinued when the account aged beyond reason. However, we continue to utilize this customer for access to the Texas market through their marketing, warehouse and delivery services. Attempts in 1998 to obtain a secured interest in the real properties of this customer proved unsuccessful. The account was written down to $1.5 million, the amount perceived to be collectable based on a thorough review of the customer's financial condition. We perform ongoing evaluations of the financial condition of this and other customers as part of our normal credit function. This coupled with a relatively small number of customers, with whom we are in continuous contact, enables us to minimize our exposure to credit risk.

     Interest expense increased from $6.4 million in 1997 to $7.5 million in 1998, or 17.2%, primarily as a result of higher levels of indebtedness in 1998. In December 1998, our parent company, Golden Northwest Aluminum, completed an offering of $150 million of 12% first mortgage notes, on which we are a guarantor. Additionally, they received a $20 million loan under a credit arrangement with Hydro, of which we are also a guarantor. Among other things, the proceeds from the first mortgage notes were used to retire our credit facility debt in December 1998. As a result of these borrowings, we anticipate a significant increase in interest expense in 1999.

     As a result of the foregoing factors, we reported a net loss of $3.5 million in 1998 versus net income of $0.4 million in 1997.

1997 Compared to 1996

     Primary aluminum production under our tolling contract remained relatively level at 183.3 million pounds in 1996 and 182.0 million pounds in 1997, generating $98.2 million in 1996 and $88.6 million in 1997. The decrease of 9.8% was primarily due to a decrease in the average toll charge in 1997. Shipments of non-tolled value-added aluminum products increased from 211.6 million pounds in 1996 to 263.9 million pounds in 1997, or 24.7%. This was primarily due to increased sales. Revenues from these products totaled $146.6 million in 1996 and $207.7 million in 1997, an increase of 41.7%, primarily stemming from increased volumes and from attaining higher premiums on those products.

     Revenues increased from $244.8 million in 1996 to $296.3 million in 1997, an increase of 21.0%. The increase in revenues resulted primarily from the increased volumes of non-tolled product and higher premiums on those products.

     Gross margin decreased from $17.0 million in 1996 to $13.8 million in 1997, a decrease of 18.8%. As a percentage of revenues, gross margin decreased from 6.9% in 1996 to 4.7% in 1997. The decrease in gross margin resulted primarily from a $9.6 million decrease in tolling revenue, partially offset by a decrease in process power costs of $6.9 million.

     General and administrative expenses increased from $5.3 million in 1996 to $7.8 million in 1997, an increase of 47.2%. The increase resulted primarily from increased employee costs. As a percentage of revenues, general and administrative expenses increased slightly from 2.2% to 2.6%.

     Interest expense increased from $2.5 million in 1996 to $6.4 million in 1997. This increase of 156.0% was primarily as a result of a full year of indebtedness incurred as a result of a dividend distribution to our shareholder to accommodate his acquisition of Goldendale Holding Company.

     As a result of the foregoing factors, we reported net income of $0.4 million in 1997 versus net income of $9.8 million in 1996.

Liquidity and Capital Resources

     Historically, our cash and capital requirements have been satisfied through cash generated from operating activities and borrowings under our primary credit facilities. Before December 21, 1998, we operated under a credit agreement between us and other companies owned by Brett Wilcox and a bank. It consisted of term loans and a revolving credit facility, was scheduled to mature in 2001, and was secured by substantially all of our assets. See Note 4 to the Financial Statements. Our credit facilities were refinanced in December 1998 with proceeds from the sale of first mortgage notes of our parent company, Golden Northwest Aluminum.

     Our liquidity and capital needs relate primarily to payment of principal and interest on outstanding borrowings, the funding of capital expenditures, and the funding of distributions to our sole shareholder to pay income taxes. These needs also relate to working capital and other general corporate requirements, including the incremental working capital needs anticipated in connection with the potential termination of the Glencore tolling agreement in December 1999. We are upgrading our management information systems, including hardware and software, to a fully integrated enterprise resource planning system. We are executing a transition to the SAP R/3 enterprise resource planning system. Furthermore, we are subject to a number of contingencies and uncertainties, including a potential income tax deficiency.

     Out statement of cash flows for the periods indicated are summarized below:

                                                             Year Ended September 30,
                                                -------------------------------------------------
                                                           1996             1997             1998
                                                ---------------  ---------------  ---------------
Net cash provided by operating activities ....  $        18,160  $         8,755  $        11,619
Net cash used in investing activities ........          (12,833)          (9,235)          (8,563)
Net cash used in financing activities ........           (3,841)            (873)          (2,990)
Increase (decrease) in cash ..................            1,486           (1,353)              66

     Net cash provided by operating activities was $18.2 million, $8.8 million and $11.6 million for 1996, 1997 and 1998, respectively. Of the net cash provided by operating activities during 1998, $5.0 million was attributable to our net loss, as adjusted for non-cash charges. Also attributing was a decrease in accounts receivable and inventories of $12.3 million, offset by a decrease in accounts payable and accrued expenses of $6.5 million. The decrease in accounts receivable, inventories and accounts payable was primarily due to the decrease in market aluminum prices in 1998. The net cash provided by operating activities during 1997 was primarily attributable to net income, as adjusted for non-cash charges, of $7.2 million, and an increase in accounts payable and accrued expenses of $23.0 million, offset by an increase in accounts receivable and inventories of $23.7 million. The increase in inventories and accounts payable was due to a temporary modification of the Glencore metal repurchase terms which allowed us to extend the timing of payments due Glencore. The net cash provided by operating activities during 1996 was primarily attributable to net income, as adjusted for non-cash charges, of $16.7 million, and a decrease in inventories of $12.4 million. Offsetting was a decrease in accounts payable and accrued expenses of $5.7 million and an increase in other assets of $5.3 million.

     Net cash used in investing activities was $8.5 million in 1998, compared to net cash used in investing activities of $9.2 million in 1997 and $12.8 million in 1996. Cash used in investing activities in 1998 was primarily attributable to capital expenditures of $7.7 million. Cash used in investing activities in 1997 was primarily to capital expenditures of $3.8 million, and combined advances to our shareholder and a related company of $5.6 million. Cash used in investing activities in 1996 was primarily attributable to capital expenditures of $12.4 million.

     Net cash used in financing activities was $3.0 million in 1998, $0.9 million in 1997, and $3.8 million in 1996. Net cash used in financing activities in 1998 was primarily attributable to $2.9 million in net repayments on our credit facilities. Net cash used in financing activities in 1997 was primarily attributable to $2.9 million paid in dividends, offset by $2.1 million provided from net borrowings on our credit facility. Net cash used in financing activities in 1996 was primarily attributable to $63.7 million in net borrowings provided under our credit facility, offset by $67.6 million paid in dividends primarily for the acquisition by our shareholder of Goldendale Holding Company. Annual dividends paid to our shareholder approximated his personal liability for federal and state income taxes related to our operations. In 1996 additional dividends of $44.5 million were paid to our shareholder that were used in his acquisition of Goldendale Holding Company.

     We believe cash flow from operations, available borrowings under our revolving credit facility and cash on hand will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service and other obligations through 2000.

     Our ability to fund operations, make planned capital expenditures, make principal and interest payments on indebtedness, and remain in compliance with all of the financial covenants under our debt agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, including aluminum prices, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings under our revolving credit facility or other borrowings. We do not assure you our cash flow from operations, together with other sources of liquidity, will be adequate.

          o    to make required payments of principal and interest on our debt
          o    to finance anticipated capital expenditures or
          o    to fund working capital requirements.

     If we do not have sufficient available resources to repay any of our indebtedness when it becomes due and payable, we may need to refinance the indebtedness. We do not assure you refinancing would be available or available on reasonable terms.

Goldendale Holding Company

Results of Operations

     The following table sets forth consolidated statement of income data as a percentage of revenues for 1996, 1997 and 1998.

                                                                 Year Ended December 31,
                                                  -------------------------------------------------------
                                                             1996                1997                1998
                                                  ---------------     ---------------    ----------------
Revenues .......................................           100.0%              100.0%              100.0%
Cost of revenues ...............................            79.5%               77.3%               91.2%
                                                  ---------------     ---------------    ----------------
Gross margin ...................................            20.5%               22.7%                8.8%
General and administrative expenses ............             3.4%                3.7%                4.1%
                                                  ---------------     ---------------    ----------------
Operating income ...............................            17.1%               19.0%                4.7%
Interest expense ...............................            (5.4)%              (5.1)%              (3.6)%
Other income (expense), net ....................             0.6%                1.8%                1.1%
                                                  ---------------     ---------------    ----------------
Net other expenses .............................            (4.8)%              (3.3)%              (2.5)%
                                                  ---------------     ---------------    ----------------
Income before income taxes .....................            12.3%               15.7%                2.2%
Income tax expense .............................             5.2%                6.6%                1.7%
                                                  ---------------     ---------------    ----------------
Income (loss) before extraordinary item ........             7.2%                9.1%                0.5%
Extraordinary item .............................             0.0                 0.0                (0.5)%
                                                  ---------------     ---------------    ----------------
Net income (loss) ..............................             7.2%                9.1%               (0.1)%
                                                  ---------------     ---------------    ----------------


1998 Compared to 1997

     Primary and value-added aluminum produced under our tolling contract decreased less than 1%, from 348.4 million pounds in 1997 to 345.1 million pounds in 1998. Revenues decreased from $201.6 million in 1997 to $177.5 million in 1998, a decrease of 12.0% primarily due to the decrease in market aluminum prices in 1998.

     Gross margin decreased from $45.7 million in 1997 to $15.6 million in 1998, a decrease of 65.9%. As a percentage of revenues, gross margin declined from 22.7% to 8.8%. Gross margin declined due primarily to the decreased market prices of aluminum. In addition, power costs increased as a result of contractual terms in the power contract with the BPA which increased the amount of power required to be purchased at predetermined prices from BPA. Power costs in 1998 have been at rates we expect to continue through 2001.

     General and administrative expenses decreased slightly from $7.5 million in 1997 to $7.3 million in 1998.

     Interest expense decreased from $10.3 million in 1997 to $6.4 million in 1998, or 37.9%, primarily as a result of the lower average level of debt outstanding in 1998. In December 1998, our parent company, Golden Northwest Aluminum, completed an offering of $150 million of 12% first mortgage notes, on which we are a guarantor. Additionally, they received a $20 million loan under a credit arrangement with Hydro, of which we are also a guarantor. Among other things, we used the proceeds from the first mortgage notes to retire our then-existing indebtedness under our prior credit facility. As a result of the debt extinguishment in 1998, we incurred an extraordinary loss of $1.5 million, which represented the unamortized balance of deferred finance costs associated with the retired debt. As a result of these borrowings, we anticipate a significant increase in interest expense in 1999.

     Income tax expense decreased from $13.3 million in 1997 to $3.0 million in 1998, or 77.4%, primarily as a result of a decrease in taxable income.

     As a result of the foregoing factors, we reported a net loss of $0.1 million in 1998 versus net income of $18.3 million in 1997.

1997 Compared to 1996

     The results of operations for 1997 reflect the inclusion of the results of operations for the entire year of 1997, as compared with an approximately seven-month period for 1996.

     Primary and valued added aluminum produced under our tolling contract increased from 132.4 million pounds in 1996 to 348.4 million pounds in 1997, generating $67.1 million in 1996 and $201.6 million in 1997. This increase resulted primarily from the inclusion of a full year of operations in 1997 as compared to a partial year in 1996 and the Hydro tolling agreement, effective January 1, 1997, under which we agreed to utilize 100% of our capacity to produce tolled product for Hydro. Shipments of non-tolled value-added aluminum products decreased from 62.5 million pounds in 1996 to zero pounds in 1997, as a result of the shift from non-tolled value-added product to tolled product. Revenues from these products totaled $61.1 million in 1996.

     Revenues increased from $128.2 million in 1996 to $201.6 million in 1997, an increase of 57.3%. The increase in revenues resulted primarily from the inclusion of a full year of operations in 1997.

     Gross margin increased from $26.3 million in 1996 to $45.7 million in 1997, an increase of 73.8%. As a percentage of revenues, gross margin increased 10.7% between the two years, from 20.5% in 1996 to 22.7% in 1997. The increase in gross margin expressed in dollars resulted primarily from the inclusion of a full year of operations in 1997.

     General and administrative expenses increased from $4.4 million in 1996 to $7.5 million in 1997, an increase of 70.5%. The increase resulted primarily from the inclusion of the entire year of 1997. As a percentage of revenues, general and administrative expenses increased slightly from 3.4% to 3.7%.

     Interest expense increased from $6.9 million in 1996 to $10.3 million in 1997. This increase of 49.3%, was primarily as a result of a full year of indebtedness incurred as a result of the recapitalization necessary for our present shareholder to acquire us. This was partially offset by our continued pay down of our previous credit facility using cash flow from operations and asset sales.

     Other income increased from $0.8 million in 1996 to $3.7 million in 1997 primarily as a result of a $2.6 million gain recognized by us on the sale of two power generation turbines in 1997.

     Income tax expense increased from $6.6 million in 1996 to $13.3 million in 1997 primarily as a result of an increase in taxable income and the inclusion of the entire year in 1997. As a result of the foregoing factors, we reported net income of $9.2 million in 1996 versus $18.3 million in 1997.

     As a result of the foregoing factors, we reported net income of $9.2 million in 1996 versus $18.3 million in 1997.

Liquidity and Capital Resources

     Historically, our cash and capital requirements have been satisfied through cash generated from operating activities and borrowings under our primary credit facilities. Before December 21, 1998, we operated under credit facilities that were scheduled to mature in 2001 and consisted of total borrowings at December 21, 1998 of $61.7 million under term loans and revolving credit facilities. See
Note 5 to the our Financial Statements. We refinanced these credit facilities with proceeds from the sale by our parent company of first mortgage notes in December 1998.

     Our new credit facility with BankBoston consists of a $75.0 million senior secured revolving credit facility collateralized by all of the inventory, accounts receivable and other rights to payment. Availability under the revolving line of credit is controlled by a borrowing base formula based on eligible receivables and inventory, and is further limited by a minimum excess availability of $15 million. We had no amounts outstanding under this credit facility at December 31, 1998.

     Our liquidity and capital needs relate primarily to payment of principal and interest on outstanding borrowings, and the funding of capital expenditures, including our facilities investment program. Subject to reasonable market aluminum prices, we will require approximately $11.0 million in 1999 for the facilities investment program, most of which will be used in the third and fourth quarters. The first stage of the facilities investment program consists of an expansion of the casthouse, and a 30-cell demonstration of new cell line technology. We have borrowed $20.0 million from Hydro under a note purchase agreement to partially finance this facilities investment program. Our liquidity and capital needs also relate to working capital and other general corporate requirements. Additionally, our preferred stock became redeemable at our discretion after December 31, 1998. We anticipate that the funds necessary to redeem the preferred stock, if we so elect, would be drawn from our revolving credit facility with BankBoston. The initial redemption price for the preferred stock will be $30.4 million plus any accrued but unpaid dividends, which totaled $9.5 million at December 31, 1998. We are also upgrading our management information systems, including hardware and software, to a fully integrated enterprise resource planning system. We are executing a transition to the SAP R/3 enterprise resource planning system. Furthermore, we are subject to a number of contingencies and uncertainties, including a potential income tax deficiency.

     Out statement of cash flows for the periods indicated are summarized below:

                                                      Year Ended December 31,
                                              ---------------------------------------
                                                    1996           1997          1997
                                              ----------    -----------   -----------
Net cash provided by
  operating activities                        $   11,742    $    47,495   $    16,953

Net cash provided by (used in)
  investing activities                            (6,302)         2,144        (9,940)

Net cash used in
  financing activities                            (1,034)       (53,372)       (7,344)

Increase (decrease) in cash                        4,406         (3,733)         (331)

     Net cash provided by operating activities was $11.7 million, $47.5 million and $17.0 million for 1996, 1997 and 1998, respectively. The net cash provided by operating activities during 1998 was primarily attributable to our net loss, as adjusted for non-cash charges, of $15.2 million, and a decrease in accounts receivable and inventories of $6.5 million. This was offset by a decrease in accounts payable, accrued expenses and income taxes payable of $4.3 million. The decrease in accounts receivable, inventories and accounts payable was primarily due to the decrease in market aluminum prices in 1998. The net cash provided by operating activities during 1997 was primarily attributable to net income, as adjusted for non-cash charges, of $29.3 million, and a decrease in accounts receivable and an increase in accrued expenses of $20.5 million. This was offset by an increase in inventories and a decrease in accounts payable of $1.5 million. The net cash provided by operating activities during 1996 was primarily attributable to net income, as adjusted for non-cash charges, of $19.7 million, and a decrease in inventories of $10.4 million. Offsetting was a decrease in accounts payable and accrued expenses of $14.9 million and an increase in accounts receivable, prepaids and other assets of $3.9 million. The decrease in inventories and accounts payable was primarily due to the restructuring of the tolling agreement with Hydro whereby Hydro committed to use our entire facility, thereby significantly reducing our requirements to purchase and hold our own inventory.

     Net cash used in investing activities was $9.9 million in 1998, compared to net cash provided by investing activities of $2.1 million in 1997 and net cash used in investing activities of $6.3 million in 1996. Cash used in investing activities in 1998 was primarily attributable to capital expenditures of $11.1 million. Cash used in investing activities in 1997 primarily resulted from proceeds of $12.6 million received by us through the sale of certain of our power generation assets, offset by capital expenditures of $10.4 million. Cash used in investing activities in 1996 was primarily attributable to capital expenditures of $7.4 million.

     Net cash used in financing activities was $7.3 million in 1998, compared to $53.4 million in 1997, and $1.0 million in 1996. Net cash used in financing activities in 1998 was primarily attributable to $11.5 million in net repayments on our credit facilities and deferred compensation notes, offset by $4.1 million of net borrowings from our parent company. Net cash used in financing activities in 1997 was primarily attributable to $52.6 million in net repayments on our credit facility. Net cash used in financing activities in 1996 was primarily attributable to $0.6 million in net borrowings under our credit facilities.

     We believe cash flow from operations, available borrowings under our revolving credit facility and under our note purchase agreement with Hydro and cash on hand will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service and other obligations through 2000.

     Our ability to fund operations, make planned capital expenditures, such as our facilities investment program, make principal and interest payments on the notes, and remain in compliance with all of the financial covenants under our debt agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, including aluminum prices, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings under our revolving credit facility or other borrowings. We do not assure you our cash flow from operations, together with other sources of liquidity, will be adequate.

     o to make required payments of principal and interest on the notes and our other debt
     o    to finance anticipated capital expenditures
     o    to fund working capital requirements or
     o to fund the possible redemption of all outstanding shares of the preferred stock.

     If we do not have sufficient available resources to repay any of our indebtedness when it becomes due and payable, we may need to refinance the indebtedness. We do not assure you refinancing would be available or available on reasonable terms.

                  INDEX TO FINANCIAL STATEMENTS OF SUBSIDIARIES


Northwest Aluminum Company and Northwest Aluminum Specialties, Inc.

Report of Independent Certified Public Accountants ..........................C-2
Balance Sheets ..............................................................C-3
Statements of Operations ....................................................C-4
Statements of Shareholder's Equity ..........................................C-5
Statements of Cash Flows ....................................................C-6
Summary of Significant Accounting Policies ..........................C-7 to C-11
Notes to Combined Financial Statements .............................C-12 to C-18

Goldendale Holding Company and Subsidiary

Report of Independent Certified Public Accountants .........................C-19
Consolidated Balance Sheets ................................................C-20
Consolidated Statements of Operations ......................................C-21
Consolidated Statements of Shareholders' Equity ............................C-22
Consolidated Statements of Cash Flows ......................................C-23
Summary of Significant Accounting Policies ..............................C-25-29
Notes to Consolidated Financial Statements ..............................C-30-39

               Report of Independent Certified Public Accountants



Northwest Aluminum Company
And Northwest Aluminum Specialties, Inc.
The Dalles, Oregon

We have audited the accompanying combined balance sheets of Northwest Aluminum Company and Northwest Aluminum Specialties, Inc. as of September 30, 1997 and 1998, and the related combined statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended September 30, 1998. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Northwest Aluminum Company and Northwest Aluminum Specialties, Inc. as of September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

BDO Seidman, LLP


Spokane, Washington
February 8, 1999

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                             COMBINED BALANCE SHEETS

                                 ASSETS (Note 4)
                                                                                            September 30,
                                                                                          1997                  1998
                                                                               -------------------------------------
                                                                                           (in thousands)
Current assets:
  Cash and cash equivalents                                                    $           548       $           614
  Trade accounts receivable, less allowance for doubtful accounts
     of $1,000                                                                          43,784                34,865
  Current portion of receivable due from related company (Note 10)                           -                 2,126
  Inventories (Note 1)                                                                  40,071                35,146
  Prepaid expenses                                                                         270                   363
                                                                               ---------------       ---------------
Total current assets                                                                    84,673                73,114
                                                                               ---------------       ---------------
Property, plant and equipment, net (Notes 2 and 4)                                      37,577                38,515
Advances to shareholder (Note 10)                                                        2,000                 2,000
Receivable due from related company, less current portion (Note 10)                      4,034                 2,826
Other assets, net (Note 3)                                                               3,451                 2,313
                                                                               ---------------       ---------------
                                                                               $       131,735       $       118,768
                                                                               ===============       ===============

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt (Note 4)                                   $         3,500       $             -
  Trade accounts payable                                                                39,515                32,525
  Accrued expenses (Note 7)                                                              4,781                 5,227
                                                                               ---------------       ---------------
Total current liabilities                                                               47,796                37,752
Long-term debt less current portion (Note 4)                                            64,040                64,600
                                                                               ---------------       ---------------
Total liabilities                                                                      111,836               102,352
                                                                               ---------------       ---------------

Commitments and Contingencies (Notes 5, 6 and 8)

Shareholder's Equity:
  Common stock, no par value; 2,000 shares authorized, issued
     and outstanding                                                                        38                    38
  Additional paid-in capital                                                            20,736                20,736
  Accumulated deficit                                                                     (875)               (4,358)
                                                                               ---------------       ---------------
Total shareholder's equity                                                              19,899                16,416
                                                                               ---------------       ---------------
                                                                               $       131,735       $       118,768
                                                                               ===============       ===============


      See accompanying summary of significant accounting policies and notes to the combined financial statements.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                        COMBINED STATEMENTS OF OPERATIONS

                                                            Year Ended September 30,
                                                        1996            1997            1998
                                                 -------------------------------------------
                                                               (in thousands)
Revenues (Notes 5 and 10)                        $   244,839     $   296,271     $   294,698
Cost of revenues                                     227,858         282,439         282,707
                                                 -----------     -----------     -----------
Gross margin                                          16,981          13,832          11,991
General and administrative expenses                    5,345           7,814           8,293
                                                 -----------     -----------     -----------
Operating income                                      11,636           6,018           3,698
                                                 -----------     -----------     -----------
Other income (expense):
  Interest expense (Note 4)                           (2,516)         (6,406)         (7,463)
  Other income, net                                      658             755             282
                                                 -----------     -----------     -----------
Other income (expense), net                           (1,858)          5,651           7,181
                                                 -----------     -----------     -----------
Net income (loss)                                $     9,778     $       367     $    (3,483)
                                                 ===========     ===========     ===========


      See accompanying summary of significant accounting policies and notes to the combined financial statements.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   COMBINED STATEMENTS OF SHAREHOLDER'S EQUITY


                                                                                           Retained           Total
                                                                          Additional       Earnings          Share-
                                                  Common Stock               Paid-in   (Accumulated        holder's
                                                Shares        Amount         Capital       Deficit)          Equity
                                         --------------------------------------------------------------------------
                                                               (in thousands, except share data)
Balance at October 1, 1995, as
  adjusted (Note 2)                              2,000    $       38    $     20,736    $    59,499    $     80,273
Dividends paid on common stock                       -             -               -        (67,587)        (67,587)
Net income                                           -             -               -          9,778           9,778
                                            ----------    ----------    ------------    -----------    ------------

Balance at September 30, 1996                    2,000            38          20,736          1,690          22,464
Dividends paid on common stock                       -             -               -         (2,932)         (2,932)
Net income                                           -             -               -            367             367
                                            ----------    ----------    ------------    -----------    ------------

Balance at September 30, 1997                    2,000            38          20,736           (875)         19,899
Net loss                                             -             -               -         (3,483)         (3,483)
                                            ----------    ----------    ------------    -----------    ------------

Balance at September 30, 1998                    2,000    $       38    $     20,736    $    (4,358)   $     16,416
                                            ==========    ==========    ============    ===========    ============


     See accompanying summary of significant accounting policies and notes to combined financial statements.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                        COMBINED STATEMENTS OF CASH FLOWS

                Increase (Decrease) in Cash and Cash Equivalents

                                                                                 Years ended September 30,
                                                                              1996             1997             1998
                                                                      ----------------------------------------------
                                                                                       (in thousands)
Cash flows from operating activities:
  Net income (loss)                                                   $      9,778     $        367     $     (3,483)
  Adjustments to reconcile net income (loss) to
         net cash provided by operating  activities:
    Depreciation and amortization                                            6,952            7,188            6,865
    Loss (gain) on disposal of assets                                            -             (382)              68
    Provision for bad debts                                                      -                -            1,500
    Change in assets and liabilities:
         Trade accounts receivable                                             405          (14,595)           7,419
         Inventories                                                        11,880           (9,076)           4,925
         Prepaid expenses                                                      151              (65)             (93)
         Other assets                                                       (5,293)           2,280              962
         Trade accounts payable                                             (1,192)          23,976           (6,990)
         Accrued expenses                                                   (4,521)            (938)             446
                                                                      ------------     ------------     ------------
Net cash provided by operating activities                                   18,160            8,755           11,619
                                                                      ------------     ------------     ------------
Cash flows from investing activities:
  Proceeds from sale of assets                                                   -              233               10
  Acquisition of property, plant and equipment                             (12,430)          (3,837)          (7,655)
  Advances to shareholder                                                        -           (2,000)               -
           Receivable due from related company                                (403)          (3,631)            (918)
                                                                      ------------     ------------     ------------
 Net cash used in investing activities                                     (12,833)          (9,235)          (8,563)
                                                                      ------------     ------------     ------------
Cash flows from financing activities:
  Borrowings under revolving credit facilities                             183,208          169,438          191,166
  Repayments under revolving credit facilities                            (143,212)        (165,504)        (189,702)
  Principal repayments of term loan facilities                              (1,250)          (1,875)          (4,404)
  Borrowings under term loan facilities                                     25,000                -                -
  Dividends paid                                                           (67,587)          (2,932)               -
  Loan fees paid                                                                 -                -              (50)
                                                                      ------------     ------------     ------------
Net cash used in financing activities                                       (3,841)            (873)          (2,990)
                                                                      ------------     ------------     ------------
Net increase (decrease) in cash and cash equivalents                         1,486           (1,353)              66
Cash and cash equivalents, beginning of year                                   415            1,901              548
                                                                      ------------     ------------     ------------
Cash and cash equivalents, end of  year                               $      1,901     $        548     $        614
                                                                      ============     ============     ============

Supplemental Disclosures of Cash Flow Information (Note 9)


     See accompanying summary of significant accounting policies and notes to combined financial statements.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination, Basis of Presentation, and Operations

     The financial statements are presented on a combined basis as Northwest Aluminum Company and Northwest Aluminum Specialties, Inc. (the "Companies") are under common ownership and common management. All intercompany transactions have been eliminated in combination. Approximately 79% of the Companies' labor force is subject to collective bargaining agreements.

     The operations of the Companies consist primarily of the smelting conversion of alumina to aluminum under a tolling arrangement with an alumina supplier, processing of aluminum into primary products, and the sale of those products. The operations are located in the Pacific Northwest on the Columbia River.

Revenue Recognition

     Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process. Revenues from the sale of aluminum products are recognized upon shipment.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, except for certain supply inventories that are based upon the weighted average cost method.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. For financial reporting purposes, the costs of plant and equipment are depreciated over the estimated useful lives of the assets, which range from five to twenty-five years, using the straight-line method.

Asset Impairment

     The Companies evaluate their long-lived assets for financial impairment and continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Companies evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Interest Costs

     The Companies follow the policy of capitalizing interest as a component of the cost of property, plant and equipment constructed for its own use. Interest costs of $147, $0 and $44 were capitalized during the years ended September 30, 1996, 1997 and 1998.

Income Tax

     The Companies have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Companies do not pay federal or state corporate income taxes on their taxable income. Instead, the shareholder is liable for individual federal and state income taxes on the Companies' taxable income. It is the Companies' intention to pay dividends to the shareholder in an amount no less than the sum of these federal and state income taxes.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments that potentially subject the Companies to a concentration of credit risk consist of cash and cash equivalents and trade accounts receivable. The Companies place their cash and cash equivalents with various high quality financial institutions; these deposits may exceed federally insured limits at various times throughout the year. The Companies sell their products to various customers involved in the manufacturing of aluminum products located throughout the United States. Credit risk arising from these receivables is controlled through credit approval, credit limit and monitoring procedures. Receivables due from the Companies' primary tolling customer comprised 19% and 18% of the Companies' total trade accounts receivable at September 30, 1997 and 1998, respectively.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Financial Instruments and Derivative Financial Instruments

     The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. It is management's belief that financial instruments held by the Companies approximate fair market value. The Companies do not hold or issue financial instruments or derivative financial instruments for trading purposes.

     The Companies have entered into an interest rate swap agreement for purposes of minimizing exposure to interest rate risk. The differential between the floating interest rate and the fixed interest rate, that is to be paid or received, is recognized in interest expense as the floating interest rate changes over the life of the agreement.

Research and Development Costs

     Expenditures associated with research and development for existing product process improvements are expensed as incurred. These costs amounted to $898, $85 and $71 during the years ended September 30, 1996, 1997 and 1998, respectively.

Cash and Cash Equivalents

     For purposes of balance sheet classification and the statements of cash flows, the Companies consider all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Environmental Matters

     The Companies expense environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Companies record a liability for an environmental matter when it is probable and can be reasonably estimated.

Debt Issue Costs

     Costs and fees incurred to obtain financing are capitalized and amortized over the term of the related debt.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Effect of Recently Issued Accounting Standards

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 by the Companies on October 1, 1997 had no impact on the Companies' financial position.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"), Employers' Disclosures about Pensions and other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 is not expected to materially impact the Companies' current disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Based on its current and planned future activities relative to derivative instruments, the Companies believe that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, ("SFAS No. 134") Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement effectively changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The adoption of SFAS No. 134 is not expected to have a material impact on the Companies' financial position.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     In February 1999 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 135 ("SFAS No.135"), Rescission of Financial Accounting Standards Board No. 75 ("SFAS No. 75") and Technical Corrections. SFAS No.135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Companies believe that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


1.   Inventories

     Inventories consist of the following:

                                                                      1997            1998
                                                                --------------------------
          Purchased metals and tolling in process               $   32,353      $   27,343
          Supplies and alloys                                        4,887           4,943
          Carbon plant materials                                     2,441           2,470
          Alumina                                                      390             390
                                                                ----------      ----------
                                                                $   40,071      $   35,146
                                                                ==========      ==========

2.   Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                                      1997            1998
                                                                --------------------------
                Land and improvements                           $    2,974      $    2,974
                Machinery and equipment                             51,059          54,331
                Buildings and improvements                          20,405          21,180
                Capital projects in process                          2,188           3,286
                                                                ----------      ----------
                                                                    76,626          81,771
                Less accumulated depreciation                       39,049          43,256
                                                                ----------      ----------
                Property, plant and equipment, net              $   37,577      $   38,515
                                                                ==========      ==========

     During 1998, in connection with the preparation of financial statements to be used by their parent company in a registration of debt securities, the Companies changed their method of accounting for cell relining costs from expensing such costs as incurred to capitalizing and amortizing these costs over future periods. The Companies believe that the new method is preferable since it improves the matching of revenues and costs as technological improvements have extended the estimated period of economic benefit realized from cell relining. The change has been applied by retroactively restating the accompanying combined financial statements. The effect of this change was to decrease net income for the years ended September 30, 1996 and 1997 by $1,695 and $1,271, respectively, decrease net

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


loss for the year ended September 30, 1998 by $191 and increase retained earnings at October 1, 1995 by $8,580.

3.   Other Assets

     Other assets consist of the following:

                                                                      1997            1998
                                                                --------------------------
          Long-term trade receivable                            $    2,465      $    1,714
          Debt issue costs (net of accumulated
          amortization of $294 and $520)                               776             599
          Other                                                        210               -
                                                                ----------      ----------
                                                                $    3,451      $    2,313
                                                                ==========      ==========

4.   Long-Term Debt

     Long-term debt consists of the following:

                                                                      1997            1998
                                                                --------------------------
          Revolving Credit Facility                             $   45,665      $   47,129
          Term Loan                                                 21,875          17,471
                                                                ----------      ----------

          Long-term debt                                            67,540          64,600
          Less current portion                                       3,500               -
                                                                ----------      ----------

          Long-term debt less current portion                   $   64,040      $   64,600
                                                                ==========      ==========

     The Revolving Credit Facility and Term Loan are made pursuant to a credit agreement between the Companies and a bank. Borrowings under the credit agreement are secured by substantially all assets of the Companies. The Revolving Credit Facility, which matures in 2001, provides for borrowings up to $65 million. Revolving loan advances bear interest at either the bank's Base Rate plus an applicable margin as defined in the credit agreement or the Eurodollar Rate plus an applicable margin as defined in the credit agreement; at September 30, 1998, interest rates on the Revolving

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


Credit Facility were 9% on the Base Rate portions and ranged from 7.4% to 8.5% on the Eurodollar rate portions.

     The Companies are subject to a quarterly commitment fee, ranging from 3/8% to 1/2% per annum, on the unused portion of the Revolving Credit Facility.

     The Term Loan, with a maturity date in 2001, bears interest at either the bank's Base Rate plus an applicable margin as defined in the credit agreement or the Eurodollar Rate plus an applicable margin as defined in the credit agreement. At September 30, 1998, the interest rates on the Term Loan were 9.0% on the Base Rate portion and ranged from 8.1% to 8.4% on the Eurodollar portion.

     The lending agreement contains covenants related to minimum net worth, interest coverage ratio, fixed charge coverage ratio and debt to income ratio. In addition, the credit agreement limits capital spending, investments and dividends. At September 30, 1998, the Companies were not in compliance with their debt covenants. The Companies obtained a waiver for noncompliance. On December 21, 1998, the Companies completed a refinance of the Revolving Credit Facility and Term Loan and, accordingly, the $5,000 of principal due in 1999 has been classified as long-term debt. See Note 11.

     During 1996, the Companies entered into an interest rate swap agreement, as required by the credit agreement, which expires in 2001. The fixed interest rate paid on the interest rate swap is 6.25%, covering, at September 30, 1998, $13.75 million notional principal amount of floating rate (Eurodollar) indebtedness of the Companies. Although the Companies are exposed to credit loss on the interest rate swap in the event of nonperformance by the counterparties, the Companies estimate the likelihood of such nonperformance to be remote. At September 30, 1997 and 1998, the fair value of the interest rate swaps was approximately $117 and $268, respectively, which reflects the estimated amount that the Companies would pay to terminate the contract. See Note 11.

5.   Alumina Tolling Conversion Agreement

     Northwest Aluminum Company has an agreement with Glencore, Ltd. (Glencore), which continues through December 31, 1999, for the conversion of alumina to aluminum for a tolling charge under which the entire production capacity of the smelting facility is dedicated to the tolling of its supplier's alumina. The supplier is obligated to supply, without charge, alumina sufficient to meet the requirements for full operation. The tolling fee set forth in the contract is a percentage of the price of aluminum quoted on the London Metals Exchange. This tolling customer accounted for 40%, 30% and 30% of the Companies combined revenues in 1996, 1997 and 1998, respectively.

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


6.   Employee Benefit Plans

Profit Sharing Bonus Plan

     The Companies have entered into a contractual agreement, which continues through 2001, with the United Steelworkers of America, AFL-CIO, to pay annually as additional compensation 20% of the combined net income of the Companies, as adjusted in accordance with the agreement. The Companies total additional compensation bonuses under this agreement amounted to approximately $2,100, $1,300 and $829 in 1996, 1997 and 1998, respectively.

Retirement Benefit Plan

     The Companies have also established a defined contribution 401(k) profit sharing plan (the "401(k) Plan") covering substantially all employees under which employees may elect to defer pay subject to statutory limits. The Companies are committed to contribute the greater of $.25 per eligible hour worked or 5% of the combined adjusted net income of the Companies. The Companies may also make discretionary contributions to the 401(k) Plan. Total required and discretionary contributions by the Companies to the 401(k) Plan amounted approximately to $520, $560 and $341 in 1996, 1997 and 1998, respectively.

7.   Accrued Expenses

     Accrued expenses consist of the following:

                                                                      1997            1998
                                                                --------------------------
          Profit sharing and bonuses                            $    2,305      $    1,351
          Salaries and related expenses                              1,851           1,346
          Interest                                                     150             709
          Other                                                        475           1,821
                                                                ----------      ----------
                                                                $    4,781      $    5,227
                                                                ==========      ==========

8.   Commitments and Contingencies

     Internal Revenue Service ("IRS") has audited the Companies' income tax returns and has proposed to change the Companies' method of accounting for certain expenditures that were deducted when incurred. The IRS has proposed to capitalize and depreciate these expenditures over an estimated useful life. The Companies are currently appealing the proposed change in accounting method initiated by the IRS and believes it has various meritorious defenses. The sole shareholder of the Companies

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


has a potential personal liability of approximately $2.7 to $5.3 million related to this IRS proposal. It is the Companies' intention to reimburse the shareholder for any amount ultimately paid as a result of the IRS proposal. The Companies' management does not believe that the ultimate resolution of this tax dispute will have a material effect on the Companies' results of operations.

     The Companies, in the regular course of business, are involved in investigations and claims by various regulatory agencies. The Companies are engaged in various legal proceedings incidental to its normal business activities. The Companies management does not believe that the ultimate resolution of these investigations, claims and legal proceedings will have a material effect on its financial position, results of operations or cash flows.

     The Companies have entered into various agreements for the purchase of power and aluminum. Future estimated minimum payments under these non-cancelable agreements are as follows:

          Year ending September 30,                         Amount
          --------------------------------------------------------

          1999                                         $   144,284
          2000                                              43,953
          2001                                              20,612
          2002                                               4,411
                                                       -----------
                                                       $   213,260
                                                       ===========

9.   Supplemental Disclosures of Cash Flow Information

     Supplemental disclosures of cash flow information is as follows:

                                                      Year ended September 30,
                                                      1996         1997         1998
                                                ------------------------------------
          Cash paid during the year for:
          Interest                              $    1,477   $    6,536   $    6,904
                                                ==========   ==========   ==========

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


10.  Related Party Transactions

     Sales to a company related by common ownership amounted to $157, $3,613 and $6,406 for the years ended September 30, 1996, 1997 and 1998, respectively. Receivable due from the related company includes the balance due from those sales, together with cash advances, of which $4,000 was converted to a note receivable on December 31, 1997. The note bears interest at 9.25% and is payable in quarterly installments beginning April 1, 1998 through January 2002. On October 1, 1998, the promissory note was restated to eliminate the quarterly payment due on October 1, 1998 and to increase the amount of the remaining quarterly payments.

     Sales to another company related by common ownership amounted to $246, $348 and $294, for the years ended September 30, 1996, 1997 and 1998, respectively. Purchases from this company amounted to $231, $1,041 and $1,181 for the years ended September 30, 1996, 1997 and 1998, respectively.

11.  Subsequent Events

     On December 18, 1998, the sole shareholder of the Companies transferred all of the issued and outstanding shares of common stock of the Companies to Golden Northwest Aluminum, Inc. (GNA), a company also wholly-owned by the shareholder.

     On December 21, 1998, GNA issued $150 million of 12% first mortgage notes due on December 15, 2006. Interest is payable semi-annually on June 15 and December 15, commencing June 15, 1999. Payment of the notes is guaranteed by the Companies and by other subsidiaries of GNA. The debt is collateralized by substantially all of the real property, plant and equipment of the Companies and by a pledge of all of the issued and outstanding capital stock of GNA. Other subsidiaries of GNA have provided similar collateral, pledges and security interests. On or after December 15, 2002 the notes are redeemable at the option of GNA at specified redemption prices. There are no sinking fund requirements. The net proceeds from the sale of the notes were used to repay all amounts outstanding under the existing credit facilities of the Companies and other subsidiaries of GNA, to fund capital expenditures and for working capital and other general corporate purposes. The indenture agreement limits principal payments on subordinated debt, dividends or shareholder distributions, and investments in subsidiaries.

     On December 21, 1998, the Companies, along with other subsidiaries of GNA, entered into a $75 million bank revolving credit facility, collateralized by inventory, accounts receivable and related intangibles, including a security interest in the Companies' tolling agreement with Glencore, which matures on December 20, 2003. Borrowings under the credit facility bear interest at a floating base rate specified in the credit agreement plus from 0.50% to 1.00% or LIBOR plus from 2.00% to 2.50%, depending on the consolidated ratio of earnings before interest, income taxes, depreciation and amortization to interest expense. The credit facility provides for the payment of a commitment fee of 0.50% per annum based on the unused portion of the credit facility. The credit agreement contains restrictive covenants, including a minimum net worth requirement, a minimum excess availability requirement and limitations on capital

                         NORTHWEST ALUMINUM COMPANY AND
                      NORTHWEST ALUMINUM SPECIALTIES, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


expenditures, dividends, additional indebtedness, mergers and other business combinations, asset sales, encumbrances, investments and transactions with affiliates.

     Also on December 21, 1998, GNA entered into a subordinated credit agreement for $20 million. The debt bears interest at LIBOR plus two percent and is due in December 2005. The debt is secured by a second lien and a pledge on the collateral securing the first mortgage notes and is guaranteed by the Companies and other subsidiaries of GNA. Except for the collateral security, the guarantees by the Companies are subordinate to the indebtedness under the bank revolving credit facility. The credit agreement provides for additional borrowings of $10 million on or prior to December 31, 2001.

     As a part of the refinance of the Companies long-term debt, the interest rate swap agreement was terminated at no cost to the Companies.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Goldendale Holding Company and Subsidiary
Goldendale, Washington

     We have audited the accompanying consolidated balance sheets of Goldendale Holding Company and Subsidiary as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from acquisition (May 22, 1996) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goldendale Holding Company and Subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from acquisition (May 22, 1996) through December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

BDO Seidman, LLP


Spokane, Washington
January 29, 1999

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                 ASSETS (Note 5)
                                                                                           December 31,
                                                                                         1997               1998
                                                                                -------------      -------------
                                                                                          (in thousands)
Current assets:
  Cash and cash equivalents                                                     $         673      $         342
  Trade accounts receivable, net                                                       18,078             12,490
  Inventories (Note 2)                                                                 20,821             19,937
  Prepaid expenses                                                                        257                423
  Deferred income taxes (Note 8)                                                        1,339              1,494
                                                                                -------------      -------------
         Total current assets                                                          41,168             34,686
Property, plant and equipment, net (Note 3)                                            76,225             79,240
Power project assets held for sale                                                      1,630                543
Goodwill, net of accumulated amortization
         of $6,793 and $2,047                                                          92,886             88,140
Other assets, net (Note 4)                                                              3,327              1,562
                                                                                -------------      -------------
                                                                               $      215,236      $     204,171
                                                                               ==============      =============

                      LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt (Note 5)                                 $         10,000      $           -
  Trade accounts payable                                                                8,398              7,819
  Accrued expenses (Note 8)                                                            16,963             14,335
  Income taxes payable (Note 10)                                                        6,316              5,361
                                                                                -------------      -------------
         Total current liabilities                                                     41,677             27,515
  Long-term debt, less current portion (Note 5)                                        57,401                  -
  Long-term debt due to parent (Note 5)                                                     -             61,719
  Deferred income taxes (Note 10)                                                       9,323              9,965
  Deferred compensation (Note 7)                                                        2,915              1,734
  Other long-term liabilities (Note 9)                                                  2,312              1,741
  Dividends payable (Note 11)                                                           5,867              9,515
                                                                                -------------      -------------
         Total liabilities                                                            119,495            112,189
Commitments and Contingencies (Notes 6, 7, 9 and 10)
         Shareholders' Equity (Note 11):
         Preferred stock, cumulative, nonconvertible, $.01 par
            value; 150,000 shares authorized, 131,836.10 issued
            and outstanding                                                            29,663             29,663
         Common stock, $.01 par value, 350,000 shares
            authorized, 197,688.82 issued and outstanding                                   2                  2
         Additional paid-in capital                                                    44,478             44,478
         Retained earnings                                                             21,598             17,839
                                                                                -------------      -------------
Total shareholders equity                                                              95,741             91,982
                                                                                -------------      -------------
                                                                                $     215,236      $     204,171
                                                                                =============      =============


     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  Period from
                                                                  Acquisition
                                                               (May 22, 1996)
                                                                      through        Year Ended December 31,
                                                                  December 31,    -------------------------------
                                                                         1996              1997              1998
                                                                -------------     -------------     -------------
                                                                                  (in thousands)
Revenues (Notes 6 and 13)                                       $     128,199     $     201,601     $     177,456
Cost of revenues                                                      101,881           155,860           161,848
                                                                -------------     -------------     -------------
Gross margin                                                           26,318            45,741            15,608
General and administrative expenses                                     4,401             7,513             7,257
                                                                -------------     -------------     -------------
Operating income                                                       21,917            38,228             8,351
                                                                -------------     -------------     -------------
Other income (expense):
         Interest expense (Note 5)                                     (6,938)          (10,317)           (6,386)
         Other income, net                                                832             3,653             1,886
                                                                -------------     -------------     -------------
Net other expense                                                      (6,106)           (6,664)           (4,500)
                                                                -------------     -------------     -------------
Income before income taxes                                             15,811            31,564             3,851
Income tax expense (Note 10)                                            6,636            13,274             3,009
                                                                -------------     -------------     -------------
Income before extraordinary item                                        9,175            18,290               842
Extraordinary item - loss on extinguishment of
         debt (net of income tax benefit of $513)
         (Notes 4 and 5)                                                    -                 -              (953)
                                                                -------------     -------------     -------------
Net income (loss)                                               $       9,175     $      18,290     $        (111)
                                                                =============     =============     =============


     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                               Preferred                   Common                                       Total
                                                 Stock                     Stock          Additional                   Share-
                                         ----------------------   -----------------------    Paid-In     Retained    holders'
                                             Shares      Amount        Shares      Amount    Capital     Earnings      Equity
-----------------------------------------------------------------------------------------------------------------------------
                                                                  (in thousands, except share data)
Balance at acquisition (May 22, 1996)    131,836.10   $  29,663    197,688.82    $      2    $44,478    $       -   $  74,143
Dividends accrued on preferred stock              -           -             -           -          -       (2,219)     (2,219)
Net income                                        -           -             -           -          -        9,175       9,175
                                         ----------   ---------   -----------    --------    -------    ---------   ---------

Balance at December 31, 1996             131,836.10      29,663    197,688.82           2     44,478        6,956      81,099
Dividends accrued on preferred stock              -           -             -           -          -       (3,648)     (3,648)
Net income                                        -           -             -           -          -       18,290      18,290
                                         ----------   ---------   -----------    --------    -------    ---------   ---------

Balance at December 31, 1997             131,836.10      29,663    197,688.82           2     44,478       21,598      95,741
Dividends accrued on preferred stock              -           -             -           -          -       (3,648)     (3,648)
Net loss                                          -           -             -           -          -         (111)       (111)
                                         ----------   ---------   -----------    --------    -------    ---------   ---------

Balance at December 31, 1998             131,836.10   $  29,663    197,688.82    $      2    $44,478    $  17,839   $  91,982
                                         ==========   =========   ===========    ========    =======    =========   =========


     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                Increase (Decrease) in Cash and Cash Equivalents

                                                                  Period from
                                                                  Acquisition
                                                               (May 22, 1996)
                                                                      through        Year Ended December 31,
                                                                  December 31,    -------------------------------
                                                                         1996              1997              1998
                                                                -------------     -------------     -------------
                                                                                  (in thousands)
Cash flows from operating activities:
  Net income (loss)                                             $       9,175     $      18,290     $        (111)
 Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
   Depreciation and amortization                                        6,632            11,877            13,448
   Gain on disposal of assets                                               -            (2,218)             (106)
   Provision for bad debts                                                296                 -                 -
   Extraordinary loss                                                       -                 -             1,466
   Deferred income taxes                                                3,573             1,394               487
         Change in assets and liabilities:
                   Trade accounts receivable                           (3,661)           13,223             5,588
                   Inventories                                         10,419              (427)              884
                   Prepaid expenses                                      (194)              215              (166)
                   Other assets                                            (5)              570              (285)
                   Trade accounts payable                              (2,394)           (1,062)             (579)
                   Accrued expenses                                   (12,553)            7,278            (2,803)
                   Income taxes payable                                   450              (843)             (955)
                   Other liabilities                                        4              (802)               85
                                                                -------------     -------------     -------------
Net cash provided by operating activities                              11,742            47,495            16,953
                                                                -------------     -------------     -------------
Cash flows from investing activities:
         Proceeds from sale of assets                                       -            12,588             1,200
         Cash acquired in business acquisition                          1,106                 -                 -
         Acquisition of property, plant and equipment                  (7,408)          (10,444)          (11,140)
                                                                -------------     -------------     -------------
Net cash provided by (used in) investing activities                    (6,302)            2,144            (9,940)
                                                                -------------     -------------     -------------


     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Cash flows from financing activities:
         Borrowings under revolving credit facility                   75,914            149,781           107,747
         Repayments under revolving credit facility                   (68,817)         (161,289)         (110,060)
         Principal repayments of term loan                              6,500           (41,051)           (7,500)
         Net borrowings from parent                                         -                 -             4,131
         Principal payments on deferred compensation
            notes                                                      (1,631)             (813)           (1,662)
                                                                -------------     -------------     -------------
Net cash used in financing activities                                  (1,034)          (53,372)           (7,344)
                                                                -------------     -------------     -------------
Net increase (decrease) in cash and cash equivalents                    4,406            (3,733)             (331)
Cash and cash equivalents, beginning of period                              -             4,406               673
                                                                -------------     -------------     -------------
Cash and cash equivalents, end of period                        $       4,406     $         673     $         342
                                                                =============     =============     =============

Supplemental Disclosures of Cash Flow Information (Note 12)


     See accompanying summary of significant accounting policies and notes to the consolidated financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


Operations, Principles of Combination and Basis of Presentation

     The operations of the Company consist primarily of the smelting conversion of alumina to aluminum under a tolling arrangement with an alumina supplier. In addition, the Company operates an alumina unloading facility. The operations are located in the Pacific Northwest on the Columbia River.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Goldendale Aluminum Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Approximately 79% of the Companies' labor force is subject to collective bargaining agreements.

Revenue Recognition

     Revenues for the conversion of alumina and processing of aluminum under tolling arrangements are recognized upon completion of the tolling process.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method, except for certain supply inventories that are based upon the weighted average cost method.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. For financial reporting purposes, the costs of plant and equipment are depreciated over the estimated useful lives of the assets, which range from three to thirty years, using the straight-line method.

Assets Held For Sale

     Power project assets represent idle assets which are being held for sale. These assets are recorded at their estimated net realizable value.

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight- line basis over twenty years. The Company monthly evaluates the recoverability of goodwill. The measurement of possible impairment is based primarily on the

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


Company's ability to recover the unamortized balance of the goodwill for expected future operating cash flows on an undiscounted basis and without interest charges.

Asset Impairment

     The Company evaluates its long-lived assets for financial impairment, and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 uses the liability method so that deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws and tax rates. Deferred income tax expense or benefit is based on the changes in the financial statement bases versus the tax bases in assets or liabilities from period to period.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with various high quality financial institutions; these deposits may exceed federally insured limits at various times throughout the year. Receivables due from the Company's primary tolling customer comprised 95% and 96% of the Company's total trade accounts receivable at December 31, 1997 and 1998, respectively.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


Financial Instruments and Derivative Financial Instruments

     The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. It is management's belief that financial instruments held by the Company approximate fair market value. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

     The Company has entered into an interest rate swap agreement for purposes of minimizing exposure to interest rate risk. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.

Research and Development Costs

     Expenditures associated with research and development for existing product process improvements are expensed as incurred. These costs amounted to $780, $297 and $789 during the periods ended December 31, 1996, 1997 and 1998, respectively.

Cash and Cash Equivalents

     For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Environmental Matters

     The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company records a liability for an environmental matter when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers.

Debt Issue Costs

     Costs and fees incurred to obtain financing are capitalized and amortized over the term of the related debt.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


Reclassifications

     Certain reclassification of 1996 and 1997 amounts have been made to conform to classifications used in 1998.

Effect of Recently Issued Accounting Standards

     In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the new way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS No. 131 by the Company on January 1, 1998 had no impact on the Company's financial position.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"), Employers' Disclosures about Pensions and other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 is not expected to materially impact the Company's current disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized as income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 on January 1, 2000 will not have a significant effect on its financial statements.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, ("SFAS No. 134") Accounting for Mortgage-Backed Securities

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                             (Dollars in thousands)


Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. This statement effectively changes the way mortgage banking firms account for certain securities and other interests they retain after securitizing mortgage loans that were held for sale. The adoption of SFAS No. 134 is not expected to have a material impact on the Company's financial position.

     In February 1999 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 135 ("SFAS No.135"), Rescission of Financial Accounting Standards Board No. 75 ("SFAS No. 75") and Technical Corrections. SFAS No.135 rescinds SFAS No. 75 and amends Statement of Financial Accounting Standards Board No. 35. SFAS No. 135 also amends other existing authoritative literature to make various technical corrections, clarify meanings, or describe applicability under changed conditions. SFAS No. 135 is effective for financial statements issued for fiscal years ending after February 15, 1999. The Company believes that the adoption of SFAS No. 135 will not have a significant effect on its financial statements.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


1.   Business Acquisition

     On May 22, 1996, the sole common shareholder of the Company purchased 137,314.82 shares of outstanding common stock of Columbia Aluminum Corporation ("CAC"), including 120,000 shares held by the Columbia Aluminum Corporation Employee Stockownership Trust (the "ESOT") and 17,314.82 shares held by various individuals, for approximately $30,895. On that same date the shareholder purchased all of the issued and outstanding common stock of KCE Enterprises, Inc. ("KCE"), which owned 60,374 shares of common stock of CAC, for approximately $13,585.

     Immediately before the purchase of CAC and KCE stock described above, pursuant to a plan of corporate reorganization and separation, CAC redeemed 564,626 shares of common stock of CAC owned by an unrelated party in exchange for stock of a wholly-owned subsidiary of CAC, Columbia Ventures Corporation ("CVC"). CAC operated the Goldendale smelter; CVC and its subsidiaries were engaged in a diversified array of businesses, primarily related to the aluminum industry. Pursuant to the plan of reorganization and separation, CAC contributed to CVC certain non-smelter related assets, intercompany receivables and $54,141 in cash; CAC also purchased certain power generation assets from CVC for $21,321. The funds contributed to CVC and used to acquire the power generation assets were obtained by CAC through the term loans described in Note 5. Following the corporate reorganization and immediately prior to the acquisition of the shares of CAC by the shareholder of the Company, the shareholders of CAC (and the total shares of CAC held by them) were as follows:

                                          Shares Owned
                                          ------------
          ESOT                              251,836.10
          KCE                                60,374.00
          Others                             17,314.82
          Total outstanding                 329,524.92

     Following the separation of CVC from CAC and the purchases of common stock on that same date, the shareholders of CAC were KCE (owned by the Company's shareholder), the Company's shareholder, and the ESOT), which, after selling 120,000 shares of CAC common stock to the Company's shareholder, owned 131,836.10 shares of CAC common stock. Goldendale Holding Company then issued 197,688.82 shares of its common stock to the Company's shareholder and 131,836.10 shares of Series A Preferred Stock, valued at $29,663 ($225/share), to the ESOT in exchange for the remaining shares of common stock of CAC held by them. CAC was renamed Goldendale Aluminum Company ("GAC").

     The acquisition of GAC was recorded under the purchase method of accounting. The total purchase price of CAC was $79,643 and consisted of $44,480 in cash, Series A preferred stock valued at $29,663 and acquisition costs of approximately $5,500. The excess of the purchase price over the fair value of the net tangible assets acquired was approximately $98,000 and is being amortized over

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


twenty years. During 1997, an adjustment of approximately $2,700 was made to the intangible asset relating to contingent tax liabilities existing at the date of acquisition.

     As of May 22, 1996, the fair values of assets acquired and liabilities assumed, exclusive of cash acquired of $1,106, were as follows:

                                                              Amount
                                                        ------------
          Trade accounts receivable                     $     27,309
          Inventories                                         30,813
          Property, plant and equipment                       64,681
          Power project assets                                12,000
          Other assets                                         9,214
          Goodwill                                            97,971
          Accounts payable                                   (15,007)
          Other liabilities                                  (27,975)
          Long-term debt                                    (119,363)
                                                        ------------
                                                        $     79,643
                                                        ============

2.   Inventories

     Inventories consist of the following:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Purchased metals and tolling in process        $      5,579     $      5,704
          Supplies and alloys                                   9,250            7,615
          Carbon plant materials                                2,855            3,323
          Alumina                                               3,137            3,295
                                                         ------------     ------------
                                                         $     20,821     $     19,937
                                                         ============     ============

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


3.   Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Land and improvements                          $      4,347     $      4,404
          Machinery and equipment                              62,141           70,450
          Buildings and improvements                           17,118           17,118
          Capital projects in process                           2,394            5,149
                                                         ------------     ------------
                                                               86,000           97,121
          Less accumulated depreciation                         9,775           17,881
                                                         ------------     ------------
                                                         $     76,225     $     79,240
                                                         ============     ============

During 1998, in connection with the preparation of financial statements to be used by its parent company in a registration of debt securities, the Company changed its method of accounting for cell reline costs from expensing such costs as incurred to deferring and amortizing these costs over future periods. The Company believes that the new method is preferable since it improves the matching of revenues and costs as technological improvements have extended the estimated period of economic benefit realized from cell relining. The change has been applied by retroactively restating the accompanying consolidated financial statements. The effect of this change was to increase net income for the periods ended December 31, 1996 and 1997 by $2,918 and $3,339, respectively, and decrease net loss for the year ended December 31, 1998 by $2,829.

4.   Other Assets

     Other assets consist of the following:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Debt issue costs (net of accumulated
               amortization of $950)                     $      2,050     $          -
          Restricted cash                                       1,239            1,300
          Other                                                    38              262
                                                         ------------     ------------
                                                         $      3,327     $      1,562
                                                         ============     ============

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


Restricted cash consists of cash held in trust and committed for environmental cleanup and workers compensation self-insurance as required by the State of Washington. These monies will be disbursed at a future date as required by the state.

5.   Long-Term Debt

     Long-term debt consists of the following:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Revolving Credit Facility                      $     19,952     $          -
          Term Loan                                            47,449                -
                                                         ------------     ------------
          Long-term debt                                       67,401                -
          Less current portion                                 10,000                -
                                                         ------------     ------------
            Long-term debt less current portion          $     57,401     $          -
                                                         ============     ============

On December 18, 1998, the sole shareholder of the Company transferred all of the issued and outstanding shares of common stock of the Company to Golden Northwest Aluminum, Inc. (GNA), a company also wholly-owned by the shareholder.

The Revolving Credit Facility and Term Loans were made pursuant to credit agreements with a bank. Borrowings under the credit agreements were secured by substantially all assets of the Company. The Revolving Credit Facility and Term Loans were set to mature in 2001 to 2002, and contained certain financial covenants in addition to certain limitations on capital spending, investments and dividends. Amounts outstanding under the Revolving Credit Facility and Term Loans were repaid in December 1998 with the proceeds from the first mortgage notes discussed below. In connection with the extinguishment of its existing debt, the Company recognized an extraordinary loss, net of income taxes, of $953 in 1998.

On December 21, 1998, GNA issued $150 million of 12% first mortgage notes due on December 15, 2006. Interest is payable semi-annually on June 15 and December 15, commencing June 15, 1999. Payment of the notes is guaranteed by the Company and by other subsidiaries of GNA. The debt is collateralized by substantially all of the real property, plant and equipment of the Company and by a pledge of all of the issued and outstanding capital stock of GNA. On or after December 15, 2002 the notes are redeemable at the option of GNA at specified redemption prices. There are no sinking fund requirements. The net proceeds from the sale of the notes were used to repay all amounts then outstanding under the Company's existing credit facility and term loans, to fund capital expenditures and for working capital and other general corporate purposes. The indenture agreement limits

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)

principal payments on subordinated debt, dividends or shareholder distributions, and investments in subsidiaries.

On December 21, 1998, the Company, together with GNA and its subsidiaries, entered into a $75 million bank revolving credit facility, collateralized by inventory, accounts receivable and related intangibles, including a security interest in the Company's tolling agreement with Hydro, which matures on December 20, 2003. Borrowings under the credit facility bear interest at a floating base rate specified in the credit agreement plus from 0.50% to 1.00% or LIBOR plus from 2.00% to 2.50%, depending on the consolidated ratio of earnings before interest, income taxes, depreciation and amortization to interest expense. The credit facility provides for the payment of a commitment fee of 0.50% per annum based on the unused portion of the credit facility. The credit agreement contains restrictive covenants, including a minimum net worth requirement, a minimum excess availability requirement and limitations on capital expenditures, dividends, additional indebtedness, mergers and other business combinations, assets sales, encumbrances, investments and transactions with affiliates.

Also on December 21, 1998, GNA entered into a subordinated credit agreement for $20 million. The debt bears interest at LIBOR plus two percent (7.13% at December 31, 1998) and is due in December 2005. The debt is secured by a second lien and pledge on the collateral securing the first mortgage notes and is guaranteed by the Company. Except for the collateral security, the guarantees by the Company are subordinate to the indebtedness under the bank revolving credit facility. The credit agreement provides for additional borrowings of $10 million on or prior to December 31, 2001.

The long-term payable due to parent represents the Company's allocable share of the proceeds from the first mortgage notes and a portion of the proceeds from the subordinated credit agreement and is repayable to GNA under the same terms and conditions as the first mortgage notes described above.

During 1996, the Company entered into an interest rate swap agreement, which expires in 2001. The fixed interest rate paid on the interest rate swap is 6.83%, covering, at December 31, 1998, $40 million notional principal amount of floating rate (Eurodollar) indebtedness. Although the Company is exposed to credit loss on the interest rate swap in the event of nonperformance by the counterparties, the Company estimates the likelihood of such nonperformance to be remote. At December 31, 1998 and 1997, the fair value of the interest rate swaps was approximately $761 and $683, respectively, which reflects the estimated amount that the Company would pay to terminate the contracts. Subsequent to year-end, on January 25, 1999 the Company terminated at no cost its existing interest rate swap agreement and entered into a new swap agreement that expires in 2003. The fixed interest rate paid on the new swap is 6.4% and covers $20 million of notional principal amount of floating rate (LIBOR) indebtedness of the Company.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


6.   Alumina Tolling Conversion Agreement

     The Company has an agreement with an alumina supplier for the conversion of alumina to aluminum for a tolling charge under which the entire production capacity of the smelting facilities is dedicated to the tolling of the supplier's alumina. The supplier is obligated to supply, without charge, alumina sufficient to meet the requirements for full operation. The tolling fees set forth in the contract is a percentage of the price of aluminum quoted on the London Metals Exchange. The agreement continues through December 31, 2006. This tolling customer accounted for 89%, 99% and 99% of the Company's consolidated revenue in 1996, 1997 and 1998, respectively.

7.   Employee Benefit Plans

     Profit Sharing Bonus Plans

     The Company has a profit sharing plan for its hourly and salaried employees. All employees are eligible participants in this plan upon completion of a probationary period. The plan provides for payments equal to a percentage of profits, as defined. These amounts are to be distributed to eligible participants on or before March 31 following the Company's year-end. For the periods ended December 31, 1996, 1997 and 1998, the Company recorded approximately $1,200, $1,900 and $380, respectively, of expense related to this plan.

     The Company also has an additional profit sharing plan ("PSP") which is available to all employees as of their first day of employment. Employer contributions to the PSP are discretionary as approved by the Board of Directors. No employee contributions will be made to the PSP. Participants, who have one hour of service after July 31, 1996, are vested in the assets of the PSP at 100%. Upon termination of employment, plan participants will be paid in cash, based on their account balance as of the last regular or special valuation on or before distribution, subject to the plan provisions of the PSP. No contributions were made to the PSP in 1996, 1997 and 1998.

     Retirement Benefit Plans

     The Company has a 401(k) profit sharing plan under which employees may elect to defer pay, subject to statutory limits; the Company also makes matching contributions for nonbargaining on the basis of percentages specified in the plan. The Company also maintains a separate profit sharing retirement plan (the "DC Plan") which provides retirement benefits for substantially all of its employees. The DC Plan allows for discretionary contributions by the Company as determined on an annual basis. For the periods ended December 31, 1996, 1997 and 1998, the Company recorded approximately $240, $730 and $290 of expense for plan contributions.

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


     Deferred Compensation

     In connection with the acquisition of the Company in 1996, the Company entered into deferred compensation agreements with certain employees in exchange for the employees waiving their rights under stock-based compensation and other employment agreements which existed at the acquisition date. The liability is payable in monthly installments of approximately $115, including interest at 8.75%, through 2001.

8.   Accrued Expenses

     Accrued expenses consist of the following:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Bonuses and employee benefits                  $      6,619     $      3,672
          Salaries and related expenses                         2,279            2,436
          Interest payable                                      4,229            4,211
          Other                                                 3,836            4,016
                                                         ------------     ------------
                                                         $     16,963     $     14,335
                                                         ============     ============

9.   Commitments and Contingencies

     The Company, in the regular course of business, is involved in investigations and claims by various regulatory agencies. The Company is engaged in various legal proceedings incidental to its normal business activities. The Company's management does not believe that the ultimate resolution of these investigations, claims and legal proceedings will have a material effect on its financial position, results of operations or cash flows.

     As of December 31, 1997 and 1998, the Company had a liability of approximately $1,656 and $1,741, respectively, for estimated environmental remediation activities. The Company's estimate of this liability is based on a remediation study conducted by independent engineering consultants. The total cost of remediation is estimated at $3 million; however, under a court decree the Company is only responsible for 57% of the total. The remaining cost is the responsibility of prior owners.

     The Company has entered into various agreements for the purchase of power and aluminum. Future estimated minimum payments under these noncancelable agreements are as follows:

          Year ending December 31,                    Amount
                                                ------------

          1999                                  $     33,393
          2000                                        39,934
          2001                                        43,676
                                                ------------
                                                $    117,003
                                                ============

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


10.  Income Taxes

     Income tax expense consists of the following:

                                                       Period ending December 31,
                                                      1996          1997          1998
                                               -----------   -----------   -----------
          Current                              $     3,063   $    10,204   $     2,009
          Deferred                                   3,573         3,070           487
                                               -----------   -----------   -----------
          Income tax expense                   $     6,636   $    13,274   $     2,496
                                               ===========   ===========   ===========

     The difference between the federal statutory tax rate and the effective tax rate resulted from the following:

                                                      1996          1997         1998
                                               -----------   -----------   ----------
          Federal statutory tax rate                 35.0%         35.0%        35.0%
          Amortization of goodwill                    6.7           5.3         37.0
          Other items, net                            0.3           1.8            -
                                                 --------     ---------    ---------
          Effective tax rate                         42.0%         42.1%        72.0%
                                                 ========     =========    =========

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   December 31,
                                                                 1997             1998
                                                         ------------     ------------
          Current:
                   Accrued expenses                      $      1,143     $      1,353
                   Inventory                                      145              140
                   Other                                           51                1
                                                         ------------     ------------
                                                         $      1,339     $      1,494
                                                         ============     ============

          Noncurrent:
                   Property, plant and equipment         $    (13,968)    $    (13,507)
                   Power project assets                         3,262              404
                   Deferred compensation                        1,164              607
                   Other                                          219            2,531
                                                         ------------     ------------
                                                         $     (9,323)    $     (9,965)
                                                         ============     ============

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


Internal Revenue Service ("IRS") has audited the Company's income tax returns and has proposed to change the Company's method of accounting for certain expenditures that were deducted when incurred. The IRS has proposed to capitalize and depreciate these expenditures over an estimated useful life. The Company is currently appealing the proposed change in accounting method initiated by the IRS and believes it has various meritorious defenses. However, at December 31, 1998, the Company has recorded a liability associated with the proposed change in accounting method which is effective for all tax years subsequent to 1989, of approximately $11.5 million, which includes interest of $4.0 million. Because the Company has recorded a liability associated with the proposed change, ultimate resolution is not expected to have a material impact on the Company's results of operations.

11.  Shareholders' Equity

     Terms of the Company's preferred stock provide for dividends accruing quarterly and payable in cash as declared by the Board of Directors according to the following schedule:

            Year Ending December 31,                              Amount
            -----------------------                    -----------------

            Through            2001                    $     27.68/share
                               2002                          29.93/share
                               2003                          32.18/share
            Thereafter                                       34.43/share

     Commencing on January 1, 2002, the preferred shareholders have the option of receiving additional shares of preferred stock in satisfaction of any cumulative dividend in arrears which may exist at that time.

     The Company may redeem any or all outstanding shares of Series A Preferred Stock at the following redemption prices at any time after December 31, 1998:

            Year Ending December 31,                           Amount
            -----------------------                    --------------

            Through            1999                    $       230.63
                               2000                            228.38
                               2001                            227.25
            Thereafter                                         225.00

                    GOLDENDALE HOLDING COMPANY AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (Dollars in thousands)


The shares of preferred stock and shares of common stock vote together as a single class on all matters submitted to a vote of the shareholders of the Company. The holders of shares of preferred stock are entitled to one vote per share and have full voting rights and power equal to those of the holders of common stock.

12.  Supplemental Disclosures of Cash Flow Information

     Supplemental disclosures of cash flow information is as follows:

                                                           Year ended December 31,
                                                          1996          1997           1998
                                                   -----------    ----------    -----------
          Cash paid during the period for:
            Interest                               $     6,776    $    7,810    $     6,369
            Income taxes                                 2,600        10,545          2,900
          Noncash investing and
            financing activities:
            Debt refinanced with
              borrowings from parent                         -             -         57,588
            Dividends accrued on preferred
              stock                                          -         3,648          3,648
            Acquisition contingency accrual:
              Goodwill                                       -         2,699              -
              Deferred income taxes                          -         6,742              -
            Business acquisition:
              Fair value of assets acquired            144,017             -              -
              Purchase price in excess of
                net assets acquired                     97,971             -              -
              Liabilities assumed                      168,951             -              -
              Stock issued                              74,143             -              -
                                                   ===========    ==========    ===========

13.  Related Party Transactions

     Sales to a company related by common ownership amounted to $467, $1,069 and $1,102 for the periods ended December 31, 1996, 1997 and 1998, respectively. Purchases from this company amounted to $195, $336 and $202 for the periods ended December 31, 1996, 1997 and 1998, respectively.

================================================================================


     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the notes to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create an implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

================================================================================

                                  $150,000,000

                                Golden Northwest
                                 Aluminum, Inc.



                            12% First Mortgage Notes
                                    due 2006







                                   PROSPECTUS




                                     , 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

     Article IV of the Company's Articles of Incorporation (the "Articles") requires indemnification of current or former directors ("directors") of the Company to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

          (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

     Article IV of the Articles provides that the Company shall indemnify any person who is or was an officer, employee, agent, or fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, to the same extent that directors are entitled to indemnification.

     The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

Item 21.  Exhibits and Financial Statement Schedules


   + 3.1    Articles of Incorporation of Registrant.

   + 3.2    Bylaws of Registrant.

   + 4.1 Indenture, dated as of December 21, 1998, between Registrant, as Issuer, Northwest Aluminum Specialties, Inc., Northwest Aluminum Company, Northwest Aluminum Technologies, LLC, Goldendale Holding Company, and Goldendale Aluminum Company, as Guarantors, and U.S. Trust Company, N.A., as Trustee.

   + 4.2 Credit Agreement, dated December 21, 1998, among the Financial Institutions named therein, BancBoston, N.A., as Administrative Agent, U.S. Bank National Association, as Documentation Agent, Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., Goldendale Aluminum Company, and Northwest Aluminum Technologies, as amended by the Agreement and Amendment No. 1, dated as of January 21, 1999.

   + 4.3 Registration Rights Agreement, dated as of December 21, 1998, by and among the Registrant, the Subsidiary Guarantors party to this Agreement; and BancBoston Robertson Stephens Inc., and Libra Investments, Inc.

   + 4.4   Certificate of Incorporation of Goldendale Holding Company.

   + 5.1   Opinion of Stoel Rives LLP.

   + 10.1 Agreement to Toll Convert Alumina into Aluminum, dated May 22, 1996, between Hydro Aluminum Louisville, Inc., and Goldendale Aluminum Company. (Confidential treatment of portions of this document has been requested. The information omitted from this exhibit has been filed with the Commission.)

   + 10.2 First Amendment to Agreement to Toll Convert Alumina into Aluminum, dated December 21, 1998.

   + 10.3 Aluminum Toll Conversion Agreement between Clarendon Ltd. and Northwest Aluminum Company, dated September 15, 1986. (Confidential treatment of portions of this document has been requested. The information omitted from this exhibit has been filed with the Commission.)

   + 10.4 Amendment No. 1 to Aluminum Toll Conversion Agreement, dated as of May 4, 1988. (Confidential treatment of portions of this document has been requested. The information omitted from this exhibit has been filed with the Commission.)

   + 10.5 Extension and Amendment Agreement, dated as of October 1, 1991. (Confidential treatment of portions of this document has been requested. The information omitted from this exhibit has been filed with the Commission.)

   + 10.6  Option to Extend 1986 Amended Toll Agreement, dated as of March 1,
           1992.

   + 10.7 Letter, from Glencore Ltd., exercising Option to Extend, dated September 21, 1994.

   + 10.8 Tax Indemnification Agreement, dated as of December 21, 1998, between Registrant, Northwest Aluminum Company, Northwest Aluminum Specialties, Inc., and Brett E. Wilcox.

   + 10.9 General Transmission Agreement, dated April 7, 1995, executed by the United States of America Department of Energy acting by and through the Bonneville Power Administration and Northwest Aluminum Company.

   + 10.10 Power Sale Agreement, dated September 28, 1995, between the United
           States of America Department of Energy acting by and through the Bonneville Power Administration and Northwest Aluminum Company.

   + 10.11 Voting Agreement dated May 17, 1996, by Brett Wilcox for the benefit of the United Steelworkers of America, Local 8147.

   + 10.12 General Transmission Agreement, dated May 4, 1995, executed by the
           United States of America Department of Energy acting by and through the Bonneville Power Administration and Columbia Aluminum Company.

   + 10.13 Power Sales Agreement, dated September 18, 1995, executed by the
           United States of America Department of Energy acting by and through the Bonneville Power Administration and Columbia Aluminum Company.

   * 10.14 Cancelable Swap Agreement, dated January 21, 1999, between Goldendale Aluminum Company and BankBoston, N.A.

   + 12.1  Statements re Computation of Ratios.

   * 23.1  Consent of BDO Seidman, LLP.

   + 23.2  Consent of Perkins and Company, P.C.

   + 23.3  Consent of Stoel Rives LLP (included in Exhibit 5.1).

   + 24.1 Powers of Attorney (included on Page II-6 of the Registration Statement).

   * 25.1  Statement of Eligibility of Trustee.

   * 27.1  Financial Data Schedule.

   * 99.1  Form of Letter of Transmittal.

-------------
      *   Filed herewith.
      +   Previously filed.


Item 22.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Dalles, State of Oregon, on April 14, 1999.

                                 GOLDEN NORTHWEST ALUMINUM, INC.

                                 By: BRETT E. WILCOX
                                     -------------------------------------------
                                     Brett E. Wilcox
                                     Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons on April 14, 1999 in the capacities indicated.


     Signature                      Title

    BRETT E. WILCOX
-----------------------------       Chairman of the Board and President
    Brett E. Wilcox


   * WILLIAM R. REID                Chief Financial Officer
-----------------------------       (Principal Financial and Accounting Officer)
     William R. Reid


   * ROBERT AMES                    Director
-----------------------------
     Robert Ames


   * STEPHEN E. BABSON              Director
-----------------------------
     Stephen E. Babson


    * DAVID BOLENDER                Director
------------------------------
      David Bolender


------------------------------      Director
     Michael G. Psaros


* By BRETT WILCOX
     -------------------------
     Brett Wilcox
     Attorney-in-Fact